     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE   , 1998

                                                      REGISTRATION NO. 33-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                          MIDDLE BAY OIL COMPANY, INC.
             (Exact name of Registrant as specified in its charter)

            ALABAMA                          1311                         63-1081013
 (State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
      of incorporation or         Classification Code Number)         Identification No.)
         organization)
        1221 LAMAR STREET, SUITE 1020                         JOHN J. BASSETT
             HOUSTON, TEXAS 77010                1221 LAMAR STREET, SUITE 1020, HOUSTON, TX
                                                                   77010
                (713) 759-6808                                 (713) 759-6808
 (Address, including zip code, and telephone      (Name, address, including zip code, and
                    number,                                  telephone number,
including area code, of Registrant's principal   including area code, of agent for service)
               executive offices)

                             ---------------------

                                   COPIES TO:

                          H. GRADY THRASHER, III, ESQ.
                      THRASHER, WHITLEY, HAMPTON & MORGAN
                       FIVE CONCOURSE PARKWAY, SUITE 2150
                             ATLANTA, GEORGIA 30328

     APPROXIMATE DATE OF COMMENCEMENT OF PUBLIC TRADING OF SECURITIES: As soon as practicable after the effective date of this Registration Statement and upon consummation of the meeting of stockholders of Enex Resources Corporation described herein.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

=================================================================================================================
                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM
     TITLE OF SECURITIES          AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING       AMOUNT OF
      TO BE REGISTERED           REGISTERED(1)         PER UNIT(1)            PRICE(2)       REGISTRATION FEE(2)
-----------------------------------------------------------------------------------------------------------------
Common Stock.................    655,316 shares       $          (2)       $          (2)         $1,232.40
=================================================================================================================

(1) Based upon the estimated number of Shares of the Registrant issuable upon consummation of the Merger described herein.
(2) Estimated in accordance with Rule 457(f)(2), solely for the purpose of calculating the registration fee. The proposed maximum aggregate offering price is $4,177,635.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     The statements contained herein that are not historical facts are forward-looking statements and therefore involve a number of risks and uncertainties. The actual results of future events described in such forward-looking statements in this Prospectus/Proxy Statement, including those regarding Middle Bay's and Enex's financial results, levels of oil and gas production or reserve calculations, capital expenditures and capital resource activities, could differ materially from those estimated, anticipated or projected. Among the factors that could cause actual results to differ materially are: general economic conditions, competition, government regulations, fluctuations in oil and natural gas prices and the factors set forth in "Risk Factors" below, as well as the risks and uncertainties set forth from time to time in the other public reports filed with the SEC and incorporated by reference herein.

                          MIDDLE BAY OIL COMPANY, INC.

                             CROSS REFERENCE SHEET

 ITEM
NUMBER                  FORM S-4 CAPTION                       PROXY STATEMENT/PROSPECTUS CAPTION
------                  ----------------                       ----------------------------------
  A.  Information About the Transaction:
  1.     Forepart of the Registration Statement and
         Outside Front Cover Page of Prospectus........  Outside Front; Cover Page of Proxy
                                                         Statement/Prospectus
  2.     Inside Front and Outside Back Cover Pages of
         Proxy Statement/Prospectus....................  Inside Front and Outside Back Cover Pages of
                                                         Proxy Statement/Prospectus
  3.     Risk Factors, Ratio of Earnings to Fixed
         Charges and Other Information.................  Summary; Risk Factors; Summary Selected
                                                         Financial Information; Certain Considerations
  4.     Terms of the Transaction......................  Summary; The Merger
  5.     Pro Forma Financial Information...............  Comparative Per-Share Data; Unaudited Selected
                                                         Pro Forma Financial Information
  6.     Material Contacts with the Company Being
         Acquired......................................  Summary; The Merger; Recent Developments
  7.     Additional Information Required for Reoffering
         by Persons and Parties Deemed to be
         Underwriters..................................  Not applicable
  8.     Interests of Named Experts and Counsel........  Certain Relationships and Related Transactions
  9.     Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities...................................  Not applicable
B.  Information About the Registrant:
 10.     Information with Respect to S-3 Registrants...  Incorporation of Certain Information by
                                                         Reference; Business of Middle Bay
 11.     Incorporation of Certain Information by
         Reference.....................................  Incorporation of Certain Documents by
                                                         Reference
 12.     Information with Respect to S-2 or S-3
         Registrants...................................  Incorporation of Certain Documents by
                                                         Reference; Business of Middle Bay
 13.     Incorporation of Certain Information by
         Reference.....................................  Not applicable
 14.     Information with Respect to Registrants Other
         Than S-3 or S-2 Registrants...................  Not applicable
C.  Information About the Company Being Acquired:
 15.     Information with Respect to S-3 Companies.....  Incorporation of Certain Information by
                                                         Reference; Business of Enex
 16.     Information with Respect to S-2 or S-3
         Companies.....................................  Incorporation of Certain Information by
                                                         Reference; Business of Enex
 17.     Information with Respect to Companies Other
         Than S-2 or S-3 Companies.....................  Not applicable
D.  Voting and Management Information:
 18.     Information if Proxies, Consents or
         Authorizations are to be Solicited............  Cover Page of Prospectus; Summary;
                                                         Introduction; The Reorganization; Description
                                                         of Securities
 19.     Information if Proxies, Consents or
         Authorizations are not to be Solicited or in
         an Exchange Offer.............................  Not applicable

PRELIMINARY COPY
                           ENEX RESOURCES CORPORATION
                         1221 LAMAR STREET, SUITE 1020
                              HOUSTON, TEXAS 77010
                                 (713) 759-6808
                             ---------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        To Be Held on             , 1998

                             ---------------------

     Notice is hereby given that a special meeting of the stockholders (the "Special Meeting") of Enex Resources Corporation, a Delaware corporation
("Enex") will be held on             , 1998 at 10:00 a.m. Central Daylight Time
at 1221 Lamar Street, Suite 1020, Houston, Texas, 77010, for the purpose of considering and voting upon the following matters:

          (1) A proposal to approve and adopt an Agreement and Plan of Merger dated as of June 17, 1998 (the "Merger Agreement") between Enex and Middle Bay Oil Company, Inc., an Alabama corporation ("Middle Bay"), pursuant to which, among other things, Enex will be merged with and into Middle Bay (the "Merger"), and each share (other than shares held by Middle Bay or shares as to which appraisal rights have been perfected and not withdrawn) of the common stock of Enex (the "Enex Common Stock") will be converted
     into the right to receive                shares of common stock of Middle
     Bay.

          (2) Such other business as may properly come before the Special Meeting and any postponements or adjournments thereof.

     Holders of record of Enex Common Stock at the close of business on June 30, 1998 (the "Record Date") are entitled to notice of and to vote at the Special Meeting and any adjournment thereof.

     If the Merger Agreement proposed herein is approved by the holders of Enex Common Stock at the Special Meeting and the Merger is effected by Enex and Middle Bay, any stockholder of Enex who (i) delivers to Enex, before the taking of the vote on the approval of the Merger Agreement, written notice of his intent to demand payment for his shares if the Merger is effectuated, (ii) does not vote his shares in favor of the Merger and (iii) otherwise complies with
Section 262 of the Delaware General Corporation Law ("Delaware Law") has or may have the right to demand in writing from Middle Bay payment for such stockholder's shares and an appraisal of the value thereof. Middle Bay and any such stockholder shall in such case have the rights and duties and shall follow the procedure set forth in Section 262 of Delaware Law regarding appraisal rights.

     Please fill in the appropriate blanks, sign, date and return the enclosed proxy card, whether or not you plan to attend the Special Meeting. If you attend the meeting and wish to vote in person, you may do so by withdrawing your proxy prior to voting at the Special Meeting. Proxies may be revoked by (i) filing with the Secretary of Enex at or before the taking of the vote at the Special Meeting a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of Enex before the taking of the vote at the Special Meeting or
(iii) attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy).

                                          By Order of the Board of Directors

                                          John J. Bassett, President

PRELIMINARY COPY

                               [ENEX LETTERHEAD]

     To Our Stockholders:

     You are cordially invited to attend a special meeting of the stockholders (the "Special Meeting") of Enex Resources Corporation ("Enex") to be held on
            , 1998 at 10:00 a.m. Central Daylight Time at 1221 Lamar Street, Suite 1020, Houston, Texas 77010.

     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger dated as of June 17, 1998 (the "Merger Agreement") between Enex and Middle Bay Oil Company, Inc., an Alabama corporation ("Middle Bay"), pursuant to which Enex will be merged with and into Middle Bay (the "Merger"), and each share of common stock of Enex (the "Enex Common Stock") (other than shares held by Middle Bay or shares as to which appraisal rights have been perfected and not withdrawn), will be converted into
the right to receive                shares of common stock of Middle Bay (the
"Middle Bay Common Stock"). The Merger Agreement is described more thoroughly in the attached Proxy Statement, which stockholders are urged to read carefully.

     Your Board of Directors believes that the Merger is in the best interests of Enex and its stockholders. Accordingly, your Board of Directors has unanimously approved the Merger Agreement and recommends that holders of Enex Common Stock vote FOR approval of the Merger Agreement.

     All stockholders are invited to attend the meeting in person. The affirmative vote of the holders of a majority of the issued and outstanding shares of Enex Common Stock will be necessary for approval and adoption of the Merger Agreement. Middle Bay currently owns approximately 79.2% of the issued and outstanding Enex Common Stock and intends to vote such stock in favor of the Merger. Accordingly, approval of the Merger Agreement by the stockholders is assured.

     Even if you plan to attend the Special Meeting in person, please complete, sign and promptly return the enclosed proxy in the enclosed postage pre-paid envelope. If you attend the Special Meeting, you may vote in person whether or not you have previously returned your proxy.

                                          Sincerely,

                                          JOHN J. BASSETT
                                          Chairman, President and Chief
                                          Executive Officer

July   , 1998

PRELIMINARY COPY

                          MIDDLE BAY OIL COMPANY, INC.

                                   PROSPECTUS

                           ENEX RESOURCES CORPORATION

                                PROXY STATEMENT

     This Proxy Statement/Prospectus is being furnished to the holders as of June 30, 1998 (the "Record Date") of common stock, $0.05 par value per share (the "Enex Common Stock"), of Enex Resources Corporation, a Delaware corporation ("Enex"), in connection with the solicitation of proxies by Enex's Board of Directors (the "Enex Board"), for use at a special meeting of stockholders of
Enex (the "Special Meeting") to be held on             , 1998 at 10:00 a.m.
Central Daylight Time at 1221 Lamar Street, Suite 1020, Houston, Texas 77010, and at any postponements or adjournments thereof. This Proxy Statement/Prospectus and the accompanying Proxy Card are first being mailed to
stockholders of Enex on or about             , 1998.

     At the Special Meeting, holders of Enex Common Stock will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger dated as of June 17, 1998 (the "Merger Agreement") between Enex and Middle Bay Oil Company, Inc., an Alabama corporation ("Middle Bay") pursuant to which Enex will be merged with and into Middle Bay (the "Merger"), and each share of Enex Common Stock (other than shares held by Middle Bay and shares as to which appraisal rights have been perfected and not waived) will be converted into the
right to receive                shares of common stock, $0.02 par value per
share, of Middle Bay (the "Middle Bay Common Stock"). The Merger is described more thoroughly in this Proxy Statement/Prospectus and in the documents attached hereto which stockholders are urged to read carefully. The stockholders of Enex will also consider and vote upon such other matters as may properly come before the Special Meeting and any postponements or adjournments thereof.

     See "Risk Factors" on page 7 for a discussion of certain considerations in evaluating the Merger.

     Under Delaware law, stockholders of Enex will have appraisal rights in connection with the Merger. See "The Merger Appraisal Rights" and Appendix II. In order to exercise such appraisal rights properly, and in addition to other requirements of Delaware Law, a dissenting stockholder must refrain from voting in favor of the Merger.

     This Proxy Statement/Prospectus also constitutes a prospectus of Middle Bay pursuant to the Securities Act of 1933 (the "Securities Act") with respect to
the issuance of up to                shares of Middle Bay Common Stock that may
be issued in consideration of the Merger to the holders of Enex Common Stock. Middle Bay will not issue fractional shares of Middle Bay Common Stock, but instead will pay cash to any stockholder otherwise entitled to receive a fractional share. See "Summary -- The Merger," "The Merger -- Procedure for Exchange of Certificates" and Appendix I.

     Middle Bay and Enex are both publicly traded on the NASDAQ Stock Market
("NASDAQ"). On July   , 1998 the last reported bid price per share of Middle Bay
Common Stock was $          , and the last reported bid price for Enex Common
Stock was $          . See "Summary -- Market Value of Middle Bay Common Stock."
                             ---------------------
THE SECURITIES OF MIDDLE BAY OFFERED IN CONNECTION WITH THE MERGER HAVE NOT BEEN
 APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
  SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY
STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
        The date of this Proxy Statement/Prospectus is           , 1998.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................   ii
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............   ii
FORWARD-LOOKING STATEMENTS..................................  iii
SUMMARY.....................................................    1
  Comparative Per-Share Data................................    6
RISK FACTORS................................................    7
  Integration of Middle Bay and Enex........................    7
  Competition, Markets and Regulation.......................    7
  Dependence on Key Personnel...............................    7
  Middle Bay Acquisition Growth Strategy, Integration of
     Acquired Companies and Impact of Industry Consolidation
     on Growth Strategy.....................................    7
  Financial Constraints.....................................    8
  Potential Federal Income Tax Consequences.................    8
THE ENEX SPECIAL MEETING....................................    8
  Time, Date and Place......................................    8
  Matters to be Considered at the Special Meeting...........    9
  Voting and Record Date....................................    9
  Proxies...................................................    9
THE MERGER..................................................   10
  General...................................................   10
  Effects of the Merger.....................................   10
  Procedures for Exchange of Certificates...................   10
  Background and Reasons for the Merger.....................   11
  The Board's Approval of the Merger and Recommendation
     Regarding the Merger...................................   12
  Interests of Certain Persons in the Merger................   12
  NASDAQ Stock Market Listing...............................   12
  Potential Delisting of Enex Common Stock from NASDAQ Stock
     Market.................................................   13
  Resale of Middle Bay Common Stock by Affiliates...........   13
  Material Federal Income Tax Consequences of the Merger....   13
  Regulatory Approvals......................................   14
  Accounting Treatment......................................   15
  Appraisal Rights..........................................   15
THE MERGER AGREEMENT........................................   16
  General...................................................   16
  Closing; Effective Time...................................   16
  Merger Consideration......................................   16
  Representations and Warranties............................   17
  Conduct of Business of Enex Prior to the Effective Time...   18
  Acquisition Proposals.....................................   18
  Conditions to Consummation of the Merger..................   18
  Termination...............................................   19
  Amendments and Waivers....................................   19
  Expenses..................................................   19
BUSINESS OF MIDDLE BAY......................................   19
  Business Development......................................   19
  Business Strategy.........................................   22
  Acquisition Policy........................................   22
  Drilling Activities.......................................   23
  Acquisitions and Mergers..................................   24

                                                              PAGE
                                                              ----
  Company Financing.........................................   25
  Competition, Markets and Regulation.......................   25
  Employees.................................................   26
  Real Estate Properties....................................   26
  Oil and Gas Properties....................................   26
  Louisiana Fee Mineral Acreage.............................   27
  Productive Wells and Acreage..............................   28
  Production, Prices and Costs..............................   28
  Drilling Activities.......................................   29
  Reserves..................................................   29
  Legal Proceedings.........................................   30
RECENT DEVELOPMENTS.........................................   31
BUSINESS OF ENEX............................................   31
  General...................................................   31
  Competition...............................................   32
  Marketing and Prices......................................   32
  Environmental and Conservation Regulation.................   32
  Recent Tax Laws...........................................   33
  Oil and Gas Properties....................................   33
  Property Acquisitions.....................................   34
  Net Oil and Gas Production................................   35
  Oil and Gas Reserves......................................   36
  Drilling Activities.......................................   36
  Current Activities........................................   36
  Offices...................................................   36
MANAGEMENT OF ENEX..........................................   62
  Executive Officers and Directors..........................   62
  Executive Compensation....................................   62
COMPARATIVE RIGHTS OF STOCKHOLDERS OF MIDDLE BAY AND ENEX...   63
  Special Vote Required for Certain Combinations............   63
  Vote Required for Corporate Transactions and Other
     Matters................................................   64
  Disposition of Assets.....................................   64
  Calling of Special Meetings...............................   64
  Election of Directors.....................................   64
  Quorum Requirements for Directors' Meetings...............   65
  Enex Common Stock Purchase Rights.........................   65
SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
  (UNAUDITED)...............................................   66
LEGAL MATTERS...............................................   71
EXPERTS.....................................................   71
ENEX STOCKHOLDERS' PROPOSALS................................   72
MERGER AGREEMENT........................................Appendix I
DELAWARE DISSENTER'S RIGHTS............................Appendix II

                             AVAILABLE INFORMATION

     Middle Bay and Enex are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Middle Bay and Enex with the Commission can be inspected at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street NW, Washington, D.C. 20549 and the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material of Middle Bay and Enex may be obtained from the Public Reference Section of the Commission at Room 1024, Judicial Plaza, 450 Fifth Street NW, Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet Website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information filed by Middle Bay and Enex may also be inspected and copied at the offices of the NASDAQ Stock Market, 1735 K Street NW, Washington, D.C. 20006 on which the Middle Bay and Enex Common Stock is listed.

     Middle Bay has filed with the Commission a registration statement on Form S-4 under the Securities Act with respect to the securities offered hereby (the "Registration Statement"). This Proxy Statement/ Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to Middle Bay and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected at the Commission's offices, without charge, or copies of which may be obtained from the Commission upon payment of prescribed fees. Statements contained in this Proxy Statement/Prospectus as to the contents of any document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance, reference is hereby made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. All information herein with respect to Middle Bay and its affiliates has been furnished by Middle Bay, and all information herein with respect to Enex and its affiliates has been furnished by Enex.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, heretofore filed by Middle Bay with the SEC pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein: (i) annual report on Form 10-KSB for the fiscal year ended December 31, 1997, as amended on Form 10-KSB/A; (ii) quarterly report on Form 10-QSB for the quarter ended March 31, 1998; (iii) current reports on Forms 8-K filed on February 11, 1998 and May 6, 1998; (iv) proxy statement on
Schedule 14A for the annual meeting of stockholders held June 18, 1998; and (v) the description of Common Stock set forth in Middle Bay's Registration Statement pursuant to the Exchange Act, and any amendment or report filed for the purpose of updating any such description.

     The following documents, heretofore filed by Enex with the SEC pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein: (i) annual report on Form 10-KSB for the fiscal year ended December 31, 1997; (ii) quarterly report on Form 10-QSB for the quarter ended March 31, 1998; (iii) current reports on Forms 8-K dated September 4, 1990 and April 12, 1994; and (iv) any amendment or report filed for the purpose of updating any such reports.

     All documents and reports filed by Middle Bay or Enex with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of consummation of the transaction shall be deemed to be incorporated by reference in this Proxy Statement/ Prospectus and to be a part hereof from the dates of filing of such document or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE TO SUCH DOCUMENTS) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, ON WRITTEN OR ORAL REQUEST
TO: MIDDLE BAY OIL COMPANY, INC., 1221 LAMAR STREET, SUITE 1020, HOUSTON, TEXAS 77010, ATTENTION: CORPORATE SECRETARY; TELEPHONE (713) 759-6808. IN ORDER TO ENSURE DELIVERY OF THE DOCUMENTS PRIOR TO THE MERGER, REQUESTS MUST BE RECEIVED
BY             , 1998.

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by Middle Bay or its affiliates. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Prospectus or the solicitation of a tender from any person in any jurisdiction in which it is unlawful to make such offer, solicitation of an offer or tender solicitation. Neither the delivery of this Prospectus nor any distribution of the securities made under this Prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of Middle Bay or the Partnership since the date of this Prospectus, other than as set forth in the documents incorporated herein by reference.

                           FORWARD-LOOKING STATEMENTS

     This Proxy Statement/Prospectus contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and businesses of Middle Bay and Enex. Statements in this document which are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Middle Bay cautions the reader that such "forward-looking statements," including without limitation those relating to Middle Bay's and Enex's future business prospects, revenues, working capital, liquidity and capital needs and the possible impact of current and future claims against either company based on negligence and other theories of liability, and regarding Middle Bay's cost controls and reductions, resolution of billing delays and the possibility of making additional acquisitions, wherever they occur in this document, are necessarily estimates reflecting the best judgment of Middle Bay's and Enex's senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the "forward-looking statements," including the possibilities that the demand for oil and gas may decline as a result of possible changes in general and industry specific economic conditions and the effect of competitive services and pricing, the risk that one or more current or future claims made against either company could result in substantial liabilities and the risk of failure of Middle Bay to integrate effectively the businesses of Enex. Such "forward-looking statements" should, therefore, be considered in light of various important factors, including those set forth in this Proxy State-ment/Prospectus.

     The words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These "forward-looking statements" are found at various places throughout this document. The reader is cautioned not to place undue reliance on forward-looking statements included herein and to read carefully the discussion of risks set forth under the heading "Risk Factors" for an understanding of the types of risks that may cause results to differ from those projected herein.

     No person has been authorized to give any information or to make any representations other than those contained in this Proxy Statement/Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by Middle Bay, Enex or their respective affiliates. This Proxy Statement/Prospectus does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or purchase, any securities other than the Middle Bay Common Stock offered hereby, nor does it constitute an offer to exchange or sell or a solicitation of an offer to exchange or purchase such securities in any state or other jurisdiction to any person to whom such an offer or solicitation would be unlawful.

                                    SUMMARY

     The following is a brief summary of information contained elsewhere in this Proxy Statement/ Prospectus. This summary is not a complete statement of all information, facts or materials relating to a stockholder's decision with respect to the matters to be voted on at the Special Meeting. This summary should only be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information contained in this Proxy Statement/Prospectus and the Appendices hereto. Unless otherwise defined, capitalized terms used in this summary have the respective meanings ascribed to them elsewhere in this Proxy Statement/ Prospectus. Stockholders are urged to review carefully this Proxy Statement/Prospectus and the Appendices hereto in their entirety.

The Merger.................  This Proxy Statement/Prospectus relates to a proposal to approve an Agreement and Plan of
                               Merger dated as of             , 1998 (the
                               "Merger Agreement") between Enex and Middle Bay pursuant to which Enex will be merged into Middle Bay. Upon consummation of the Merger, each outstanding share of Enex Common Stock (other than shares held by Middle Bay or shares as to which appraisal rights have been perfected and not withdrawn) will be converted into the right
                               to receive                shares of Middle Bay
                               Common Stock. The Merger Agreement is attached to this Proxy Statement/Prospectus as Appendix I, and any summary contained herein of the terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement.

Enex.......................  Enex, a Delaware corporation, is engaged in the business of acquiring interests in producing oil and gas properties and managing oil and gas income limited partnerships. Enex operates wells in several states, with a major emphasis in Texas. In addition to the wells it operates for its own account, Enex manages interests in over 12,000 oil and gas wells owned by a partnership in which Enex is general partner. Enex's principal executive offices are maintained at 800 Rockmead Drive, Three Kingwood Place, Kingwood, Texas 77339. The telephone number at this office is (281) 358-8401.

Middle Bay.................  Middle Bay, an Alabama corporation, is an independent oil and gas company engaged in the exploration, development and production of oil and gas in the contiguous United States. Middle Bay's strategy focuses on increasing its reserves of crude oil and natural gas by the acquisition and development of proved oil and gas properties primarily in the Mid-Continent and Gulf Coast regions. Middle Bay believes the current period reflects historically low market prices for oil and gas and is focusing its efforts on increasing reserves so that it will be well positioned to benefit in the event of any future increases in demand for natural gas and oil. Consistent with these efforts, Middle Bay is participating on a limited basis in drilling and development activities in other geographic regions of the contiguous United States. Middle Bay's principal executive offices are located at 1221 Lamar Street, Suite 1020, Houston, Texas 77010. The Company's mailing address is P.O. Box 53448, Houston, Texas 77052-3448. Its telephone number is (713) 759-6808. Middle Bay maintains a regional office at 9320 East Central, Wichita, Kansas 67206, and its telephone number there is
                               (316) 636-1801.

Time, Date and Place of the
  Special Meeting..........  The Special Meeting will be held at the offices of
                               Middle Bay located at 1221 Lamar Street, Suite
                               1020, Houston, Texas 77010, on             ,
                               1998, commencing at 10:00 a.m. Central Daylight Time.

Matters to be Considered at
the Special Meeting........  At the Special Meeting, the stockholders of Enex will be asked to consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby and such other business as may properly come before the meeting and any postponements or adjournments thereof.

Record Date................  Holders of record of shares of Enex Common Stock at the close of business on June 30, 1998 are entitled to notice of, and to vote at, the Special Meeting.

Voting.....................  Under the laws of the State of Delaware, the affirmative vote of the holders of a majority of the shares of Enex Common Stock issued and outstanding on the Record Date is required to authorize the Merger Agreement. See "The Enex Special Meeting -- Voting and Record Date."

                             Enex is seeking approval of the Merger Agreement
                               under the laws of the State of Delaware. Under the laws of the State of Delaware, absent either failure of Enex to comply with procedural requirements of such law or its certificate of incorporation or bylaws or the obtaining of a vote in favor of the Merger Agreement by fraud or deceptive means (in which case other remedies are available), the exclusive remedy of any stockholder desiring to challenge the Merger Agreement is the exercise of appraisal rights. A stockholder may vote in favor of or against the Merger Agreement or abstain from voting. An abstention counts as a "no" vote with respect to approval of the Merger Agreement and does not prohibit a stockholder who otherwise complies with the applicable legal requirements from exercising appraisal rights. Enex intends to use this exclusive remedy defense against any challenges to the Merger Agreement or the corporate action giving rise to it.

                             Middle Bay holds approximately 79.2% of the issued
                               and outstanding Enex Common Stock and intends to vote such stock in favor of the Merger Agreement. Consequently, approval of the Merger Agreement is assured. See "The Merger Agreement -- Voting."

Effects of the Merger......  Upon consummation of the Merger, Enex will merge with and into Middle Bay, and the surviving
                               corporation of such merger will be Middle Bay. Each share of Enex Common Stock outstanding immediately prior to the Effective Time (other than shares held by Middle Bay or shares as to which appraisal rights have been perfected and not withdrawn) will be converted into the right
                               to receive                shares of Middle Bay
                               Common Stock. See "The Merger -- Effects of the Merger."

Procedures for Exchange of
  Certificates.............  Promptly after the Effective Time as defined herein, a letter of transmittal and instructions for surrendering stock certificates evidencing shares of Enex Common Stock will be mailed to each holder of Enex

                               Common Stock for use in exchanging such holder's stock certificates for the Middle Bay Common Stock and cash in lieu of fractional shares (the "Merger Consideration") to which each holder is entitled as a result of the Merger. STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. See "The Merger -- Procedures for Exchange of Certificates."

Background and Reasons for
the Merger.................  On February 19, 1998, Middle Bay made a cash tender offer for all shares of Enex common stock outstanding at a net price of $15.00 per share (the "Tender Offer"). The Tender Offer was successfully closed on March 20, 1998, with 1,064,032 shares of Enex Common Stock (79.2% of the total outstanding shares of Enex Common Stock) having been tendered and accepted by Middle Bay. At the closing of the Tender Offer, the then members of the Board of Directors of Enex resigned and were replaced by persons who also comprise the Board of Directors of Middle Bay. The primary reasons for the Merger are to complete the acquisition of Enex by Middle Bay in order to fully integrate Enex's operations with Middle Bay's. Middle Bay management also believes that the Merger will simplify Middle Bay's corporate structure, promote operating efficiencies and reduce general and administrative expenses.

Recommendation of the Board
of Directors...............  The Board of Directors of Enex (the "Board") has
                               unanimously approved the Merger Agreement and recommends to Enex's stockholders that they vote FOR its approval. The Board has determined that the Merger represents an attractive opportunity for the stockholders to exchange potentially illiquid shares of Enex Common Stock for freely tradeable shares of Middle Bay at a fair conversion value and to participate directly in the anticipated growth of Middle Bay as Middle Bay shareholders. See "The Merger -- The Board's Approval of the Merger and Recommendation Regarding the Merger."

Regulatory Approvals.......  No governmental approvals are required with respect to the Merger, except for the filing of the Certificate of Merger with the Delaware Secretary of State and the Alabama Secretary of State.

Accounting Treatment.......  Middle Bay accounted for its acquisition of 79.2%
                               of the issued and outstanding Enex Common Stock under the purchase method of accounting. The Merger constitutes an acquisition of minority interests and will also be accounted for under the purchase method of accounting. As a result, the total consideration paid by Middle Bay for its interests in Enex will be allocated to the assets and liabilities of Enex based on the fair value of the assets and liabilities acquired.

Material Income Tax
  Consequences.............  If, as expected, the Merger does not qualify for tax-free reorganization status, Enex stockholders (other than Middle Bay) will recognize gain or loss upon the exchange of their Enex Common Stock for Middle Bay Common Stock. Further, the transaction may be taxable to Middle Bay and to Enex. In any case, the Merger is expected to be fully taxable to Enex stockholders, including those who exchange their Enex Common Stock for Middle Bay Common Stock, as well as those who perfect their appraisal rights and receive cash in exchange for their Enex Common Stock. See "The Merger -- General" and "Material Federal Income Tax Consequences of the Merger."

Appraisal Rights...........  All stockholders of Enex on the Record Date will be entitled to exercise appraisal rights in accordance with Delaware law with respect to the Merger. A stockholder wishing to exercise appraisal rights must file a notice with Enex before the taking of the vote on the approval of the Merger Agreement, must not vote in favor of the Merger (i.e., vote "no" or abstain from voting) and must comply with all other provisions of Delaware law necessary for the perfection of appraisal rights. See "The Merger -- Appraisal Rights."

The Merger Agreement --
  General..................  Upon the terms and subject to the conditions of the
                               Merger Agreement, Enex will merge with and into Middle Bay as of the Effective Time. The economic effective date for purposes of the Merger Agreement is July 1, 1998. Upon consummation of the Merger, Middle Bay will be the surviving corporation, and the stockholders of Enex will receive the Merger Consideration described herein. See "The Merger -- General" and "Material Federal Income Tax Consequences of the Merger."

Effective Time.............  The effective time of the Merger (the "Effective
                               Time") will occur upon the filing of a
                               Certificate of Merger with the Secretary of State of Delaware and acceptance thereof by such Secretary of State or such later date as may be specified in such certificate. It is anticipated that such certificate will be filed promptly after the Special Meeting. See "The Merger Agreement -- Closing; Effective Time."

Merger Consideration.......  In consideration for the Merger, Middle Bay will
                               issue                shares of Middle Bay Common
                               Stock in exchange for each share of Enex Common Stock (other than shares held by Middle Bay and shares as to which appraisal rights have been perfected and not withdrawn). This ratio is intended by Middle Bay to represent approximately a $15 value (based on the market value of Middle Bay Common Stock) for each share of Enex Common Stock. In lieu of issuing fractional shares of Middle Bay Common Stock, Middle Bay will pay cash to any stockholder otherwise entitled to receive a fractional share, in an amount equal to the fair market value of such fractional share.

Conditions to and
Termination of the
  Merger...................  The consummation of the Merger is subject to a number of conditions and the Merger Agreement may be terminated by either party upon the occurrence or failure to occur of certain events. See "The Merger Agreement -- Conditions to Consummation of the Merger" and "Termination."

Market Value of Middle Bay
  Common Stock.............  Middle Bay Common Stock is traded on the NASDAQ
                               Small Cap Stock Market under the symbol "MBOC." As of May 31, 1998, a total of 8,530,591 shares of Middle Bay Common Stock were issued and outstanding. The following table sets forth the actual high and low closing sale prices for the Middle Bay Common Stock for the periods indicated.

                                                                                        MIDDLE BAY
                                                                                          COMMON
                                                                                           STOCK
                                                                                        -----------
                                                          PERIOD                        HIGH    LOW
                                                          ------                        ----    ---
                                     Fiscal Year Ending December 31, 1998:
                                       First Quarter (March 31).......................  $10     $5 3/4
                                     Fiscal Year Ended December 31, 1997:
                                       Fourth Quarter.................................   11 1/8  9 3/4
                                       Third Quarter..................................   11 1/4  9
                                       Second Quarter.................................   12      7 3/4
                                       First Quarter..................................    9      5 1/2
                                     Fiscal Year Ended December 31, 1996:
                                       Fourth Quarter.................................    5 3/4  3
                                       Third Quarter..................................    4      2 1/2
                                       Second Quarter.................................    3 3/8  2 1/2
                                       First Quarter..................................    3 1/4  2 3/4

                             On March 27, 1998, the last trading day prior to
                               the announcement by Middle Bay that it had
                               purchased a controlling interest in Enex, the closing sale price of Middle Bay Common Stock as reported on the NASDAQ Stock Market was $7.25 per
                               share. On July   , 1998, the closing sale price
                               of Middle Bay Common Stock as reported on the
                               NASDAQ Stock Market was $     per share. The
                               number of recordholders of Middle Bay Common
                               Stock as of May 31, 1998 was approximately 1,000.

Market for Enex Common
Stock......................  Enex is a reporting company under the Exchange Act, and its common stock is publicly traded on the NASDAQ Stock Market National Market System under the symbol "ENEX." There has not been an active public trading market for Enex Common Stock since the closing of the Tender Offer, and trades in the stock are sporadic, constituting on average fewer than four trades per week. Holders of record of Enex Common Stock as of May 31, 1998 was 596. Because of the small number of holders of record thereof and low numbers of publicly held shares, Enex Common Stock may no longer be eligible for trading on the NASDAQ Stock Market.

Dividends..................  No cash dividends have been paid by Middle Bay on its common stock since it began public trading of its stock in 1995. The Board of Directors of Middle Bay presently intends to retain any future earnings for use in Middle Bay's business and does not anticipate paying cash dividends in the foreseeable future. Under the terms of Middle Bay's revolving line of credit, approval will be required from Middle Bay's primary bank for the payment of any dividends. Enex has paid dividends on its common stock of $.20 per share in 1994 and 1995, $.25 in 1996 and $.40 in 1997. The present
                               Enex Board of Directors intends to retain any future earnings and does not anticipate paying cash dividends in 1998.

Risk Factors...............  Ownership of Middle Bay Common Stock involves certain risks. In considering how to vote with respect to the Merger Agreement, holders of Enex Common Stock should carefully examine the "Risk Factors" section of this Proxy Statement/Prospectus, as well as other pertinent information set forth in this Proxy Statement/Prospectus. See "Risk Factors."

COMPARATIVE PER-SHARE DATA

     Set forth below are earnings and book value per share data of Middle Bay on an historical and unaudited pro forma per share basis and of Enex on an historical per share basis. The Middle Bay unaudited pro forma combined data was derived by combining financial information of Middle Bay and Enex after giving effect to the Merger under the purchase method of accounting.

     The information set forth below should be read in conjunction with the respective historical audited and unaudited financial statements of Middle Bay and Enex and the respective notes thereto and with the unaudited pro forma consolidated financial information and the related notes thereto, which appear elsewhere in this Proxy Statement/Prospectus or are incorporated by reference herein.

     The following information is not necessarily indicative of the combined results of operations or combined financial position that would have resulted had the Merger been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the future combined results of operations or financial position.

                                                                 FISCAL YEAR       THREE MONTHS
                                                                    ENDED             ENDED
                                                              DECEMBER 31, 1997   MARCH 31, 1998
                                                              -----------------   --------------
                                                                                   (UNAUDITED)
Basic Earnings (Loss) Per Share:
  Middle Bay
     Historical.............................................       $(4.76)            $(0.22)
     Unaudited Pro-Forma....................................        (3.26)             (0.33)
  Enex
     Historical.............................................         1.45              (0.32)
Book Value Per Common Share:
  Middle Bay
     Historical.............................................         1.39               1.89
     Unaudited Pro-Forma....................................         2.06               2.26
  Enex
     Historical.............................................        10.04               9.71

                                  RISK FACTORS

INTEGRATION OF MIDDLE BAY AND ENEX

     Although Middle Bay management has not encountered any and does not foresee future material difficulties in assuming operational control of Enex's business, there can be no assurance that Middle Bay will be able to integrate fully and successfully the operations, facilities and management of Enex or realize any benefits of the Merger. Additionally, there can be no assurance that the Merger will not have an adverse effect on ongoing business relationships of Enex. Failure to successfully integrate the businesses of Enex with Middle Bay could have a material adverse effect on Middle Bay's results and operations and financial condition.

COMPETITION, MARKETS AND REGULATION

     Competition in the oil and gas exploration and property acquisition markets is intense. In seeking to obtain desirable leases and exploration prospects, Middle Bay faces competition from both major and independent oil and gas companies, as well as from numerous individuals. Many of these competitors have substantial financial resources available to them, which may give such competitors an advantage.

     The ability of Middle Bay to market oil and gas from its wells will depend upon numerous factors beyond its control, including, but not limited to, the extent of domestic production and imports of oil and gas, the proximity of Middle Bay's production to existing pipelines, the availability of capacity in such pipelines and state and federal regulation of oil and gas production. There is no assurance that Middle Bay will be able to market all of the oil or gas produced by it or that favorable prices can be obtained for the oil and gas it produces. In view of the uncertainties affecting the supply and demand of oil and gas, Middle Bay is unable to accurately predict future oil and gas prices and demand, or the overall effect they will have on Middle Bay.

     Numerous federal and state laws and regulations affect Middle Bay's operations. In particular, oil and gas production operations are affected by tax and other laws relating to the petroleum industry and any changes in such laws and regulations. Some of the rules and regulations carry substantial penalties for failing to comply. The regulatory burden on the oil and gas industry increases Middle Bay's cost of doing business. Middle Bay's activities are also subject to numerous federal, state and local environmental laws and regulations governing the discharge of materials. In most cases, the applicable regulatory requirements relate to water and air pollution control or solid waste management measures. Management believes the recent trend toward stricter standards in environmental legislation, regulation and enforcement will continue. To date, these laws have not had a significant impact on Middle Bay, but no assurance can be given as to the effect of these laws on Middle Bay in the future.

DEPENDENCE ON KEY PERSONNEL

     Middle Bay's business is managed by a small number of management and operating personnel, the loss of certain of whom could have a material adverse effect on Middle Bay. Middle Bay believes that its ability to manage its planned growth successfully will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel.

MIDDLE BAY ACQUISITION GROWTH STRATEGY, INTEGRATION OF ACQUIRED COMPANIES AND IMPACT OF INDUSTRY CONSOLIDATION ON GROWTH STRATEGY

     A significant component of Middle Bay's growth strategy is the expansion of Middle Bay through acquisitions, such as the acquisition of Enex described herein. Middle Bay believes that its current financial resources and the availability of Middle Bay's Common Stock and the authorized, but unissued preferred stock of Middle Bay will enable it to consider additional acquisitions, some of which may be larger than the currently proposed acquisition. Although additional acquisitions may enhance the opportunity of Middle Bay to increase cash flow and net income over time, such acquisitions will present greater administrative burdens, increased exposure to uncertainties inherent in acquisitions, the financial risks of additional operating costs and potential additional interest costs. Middle Bay may also need to obtain additional equity or debt financing in order to complete such acquisitions. There can be no assurance that Middle Bay will be able to conclude any acquisitions in the future on terms favorable to it or that, once consummated, such acquisitions will be advantageous to Middle Bay.

     Middle Bay's future success is dependent upon its ability to effectively integrate acquired businesses into Middle Bay, including its ability to implement potentially available cost-saving opportunities. The financial performance of Middle Bay is and will be subject to various risks associated with the acquisition of businesses, if additional acquisitions are completed, including the financial impact of expenses and potential disruptions associated with the integration of businesses. In addition, the diversion of senior management's attention during the integration process could have an adverse effect on Middle Bay's operations. There can be no assurance that future acquisitions will not have an adverse effect upon Middle Bay's operating results, particularly during the periods in which the operations of acquired businesses are being integrated into Middle Bay's operations.

     The oil and gas industry is currently experiencing a trend of consolidation. As a result, Middle Bay expects to face increasing competition in bidding for future acquisition targets, including increased competition from companies with larger resources available to complete such acquisitions than are available to Middle Bay. As a result, Middle Bay's strategy of growth through acquisitions may be more difficult to achieve as consolidation continues. As a result, the diversion of senior management's attention to Middle Bay's acquisition strategy may increase as competition for additional acquisitions increases. There can be no assurance that Middle Bay will be successful in future bids for acquisition targets.

FINANCIAL CONSTRAINTS

     In 1998, Middle Bay increased its outstanding debt but currently has limited additional borrowing capacity under its revolving line of credit with Compass Bank and Bank of Oklahoma, N.A. due to recent acquisitions. Many of the companies with which Middle Bay competes for customers and for acquisition opportunities are larger and have greater resources than Middle Bay and, in particular, have greater amounts of cash and greater borrowing capacity. Should Middle Bay be unable to access additional capital, its growth strategy could be adversely impacted by restrictions in its ability to complete additional acquisitions.

POTENTIAL FEDERAL INCOME TAX CONSEQUENCES

     The Merger is not expected to qualify as a tax-free reorganization. The Enex stockholders are, therefore, expected to recognize a gain or loss upon the exchange of their Enex Common Stock for Middle Bay Common Stock for federal income tax purposes. In addition, as described more fully under "The
Merger -- General" and "Material Federal Income Tax Consequences of the Merger," the transaction is expected to be taxable to Middle Bay and to Enex. Further, regardless of whether the Merger were to qualify for tax-free reorganization status, Enex stockholders who perfect appraisal rights will recognize gain or loss for federal income tax purposes upon exchange of their Enex Common Stock for cash. Enex shareholders are urged to consult with their own respective tax advisors in light of their particular circumstances regarding the potential income tax consequences of the Merger.

                            THE ENEX SPECIAL MEETING

TIME, DATE AND PLACE

     This Proxy Statement/Prospectus is being furnished to the holders of Enex Common Stock as of the Record Date in connection with the solicitation of proxies by the Enex Board for use at the Special Meeting to be held on
            , 1998 at 10:00 a.m. Central Daylight Time and at 1221 Lamar Street, Suite 1020, Houston, Texas 77010, and at any postponements or adjournments thereof.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

     At the Special Meeting, the holders of Enex Common Stock will be asked to consider and vote upon (i) the Merger Agreement and the transactions contemplated thereby, and (ii) such other business as may properly come before the Special Meeting and any postponements or adjournments thereof.

VOTING AND RECORD DATE

     The Board has fixed             , 1998 (the "Record Date") as the Record
Date for determining holders of Enex Common Stock of record entitled to receive notice of and to vote at the Special Meeting. Accordingly, only holders of record of Enex Common Stock who are holders as of the Record Date will be entitled to notice of and to vote at the Special Meeting. As of the Record Date, there were 1,343,352 shares of Enex Common Stock outstanding and entitled to vote.

     Each holder of record of Enex Common Stock on the Record Date is entitled to cast one vote per share, exercisable in person or by a properly executed proxy, with respect to the approval of the Merger Agreement and any other matters to be submitted to a vote of stockholders at the Special Meeting. Middle Bay, as the holder of 1,064,032 shares of Enex Common Stock, is entitled to 1,064,032 votes out of 1,343,352, or 79.2% of the voting power of Enex Common Stock.

     The presence at the Special Meeting, in person or by a proxy, of the holders of a majority of the shares of Enex Common Stock outstanding on the Record Date will constitute a quorum at the Special Meeting. Votes cast by proxy or in person at the Special Meeting will be counted by the persons appointed by Enex to act as the inspectors for the meeting. Shares represented by proxies that reflect abstentions or include "broker non-votes" will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Under the laws of the State of Delaware, the affirmative vote of a majority of the shares of Enex Common Stock issued and outstanding on the Record Date is required to authorize the Merger. Abstentions and "broker non-votes" will be included in the calculation for purposes of determining whether the Merger Agreement has been approved and will be treated as "no" votes.

     The Board has unanimously approved the Merger Agreement and recommends a vote FOR the approval of the Merger Agreement. Enex is seeking stockholder approval of the Merger Agreement. Middle Bay owns approximately 79.2% of the outstanding Enex Common Stock and intends to vote such stock in favor of the Merger Agreement. Therefore, approval of the Merger Agreement by the stockholders of Enex is assured. See "Principal Stockholders of Enex."

PROXIES

     All shares of Enex Common Stock which are represented at the Special Meeting by properly executed proxies received prior to or at the Special Meeting and not duly and timely revoked will be voted at the Special Meeting in accordance with the choices marked thereon by the stockholders. If no choice is marked, the shares will be voted FOR approval of the Merger Agreement.

     At the time this Proxy Statement/Prospectus was filed with the Commission, the Board was not aware of any other matters not referred to herein that would be presented for action at the Special Meeting. If any other matters properly come before the Special Meeting, the persons designated in the proxy will vote the shares represented thereby in accordance with their best judgment.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Enex at or before the taking of the vote at the Special Meeting a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of Enex before the taking of the vote at the Special Meeting or
(iii) attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy). Any proxy revoked in writing should be addressed to: Kelly Green, Assistant Secretary, Enex Resources Corporation, 800 Rockmead Drive, Three Kingwood Place, Kingwood, Texas 77339.

     All expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement/ Prospectus, will be borne by Enex and Middle Bay jointly. In addition to solicitation by mail, arrangements will be made with brokers and other custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of shares of Enex Common Stock held of record by such brokers, custodians, nominees and fiduciaries, and Enex may reimburse such brokers, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection therewith. Directors and employees of Enex may also solicit proxies in person or by telephone without receiving any compensation in addition to their regular compensation as directors and employees.

                                   THE MERGER

GENERAL

     The following information sets forth the material terms of the Merger and is qualified in its entirety by reference to more detailed information contained elsewhere in this Proxy Statement/Prospectus, including the Appendices hereto. A copy of the Merger Agreement is included as Appendix I and is incorporated herein by reference. The stockholders of Enex are urged to read the Merger Agreement carefully.

EFFECTS OF THE MERGER

     At the Effective Time, Enex will be merged with and into Middle Bay, and the separate existence of Enex will cease. Middle Bay will be the surviving corporation (the "Surviving Corporation") in the Merger and will continue to exist as Middle Bay Oil Company, Inc. At the Effective Time, each share of Enex Common Stock then issued and outstanding (other than shares held by Middle Bay and shares as to which the holder perfects appraisal rights in accordance with
Delaware law) will be converted into the right to receive      shares of Middle
Bay Common Stock. As of the Record Date, there were 1,343,352 shares of Enex Common Stock outstanding, of which 1,064,032 shares were held by Middle Bay. Enex has no other class of stock currently issued or outstanding. See "Background and Reasons for the Merger." Upon consummation of the Merger, holders of Enex Common Stock, excluding Middle Bay, would be entitled to
receive, in the aggregate, approximately      shares of Middle Bay Common Stock.

     Each certificate representing Enex Common Stock prior to the Merger (other than certificates held by Middle Bay and certificates representing shares as to which the holder has perfected appraisal rights) will thereafter represent only the right to receive the Merger Consideration. For a description of the procedures for exchanging certificates representing Enex Common Stock, see "Procedures for Exchange of Certificates." Each share of Enex Common Stock held by Middle Bay prior to the Merger will be canceled, and no payment will be made with respect thereto in connection with the Merger.

     Pursuant to the Merger, at the Effective Time, all the properties, rights, privileges, powers and franchises of Enex shall vest in Middle Bay, and all debts, liabilities and duties of Enex shall become the debts, liabilities and duties of Middle Bay.

PROCEDURES FOR EXCHANGE OF CERTIFICATES

     As of the Effective Time, a bank or trust company designated by Middle Bay shall act as exchange agent (the "Exchange Agent") in effecting the exchange for the Merger Consideration of certificates that, immediately prior to the Effective Time, represented shares of Enex Common Stock entitled to payment pursuant to the Merger Agreement.

     Promptly after the Effective Time, the Exchange Agent will mail to each holder of record (other than Middle Bay and holders of Enex Common Stock who have properly demanded and perfected appraisal rights under Delaware General Corporation Law) of a certificate which immediately prior to the Effective Time represented outstanding Enex Common Stock, a notice advising the holder of the effectiveness of the Merger accompanied by a letter of transmittal in customary form (the "Letter of Transmittal"). The Letter of Transmittal will contain instructions with respect to the surrender of certificates representing Enex Common

Stock for Merger Consideration in connection with the Merger and will specify that delivery will be effected, and risk of loss and title to such certificates will pass, only upon delivery of the certificates to the Exchange Agent.

     Upon surrender to the Exchange Agent of certificates representing Enex Common Stock in accordance with the instructions contained in the Letter of Transmittal, the holder thereof will be entitled to receive in exchange therefor shares of Middle Bay Common Stock and cash in lieu of fractional shares to which such holder is entitled pursuant to the Merger Agreement. The stock certificates so surrendered will forthwith be canceled. In the event of a transfer of ownership of Enex Common Stock which is not registered in the stock transfer records of Enex, it shall be a condition to such exchange that a certificate representing the proper number of shares of Enex Common Stock be presented by the transferee to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered, each certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration upon surrender of the certificate. Enex stockholders should not submit their certificates evidencing shares of Enex Common Stock for exchange unless and until the transmittal instructions and a Letter of Transmittal are received or obtained from the Exchange Agent.

     Any Enex stockholder who has lost or misplaced a certificate representing shares of Enex Common Stock must deliver to the Exchange Agent an affidavit of that fact and, if required by Middle Bay, post a bond in such reasonable amount as Middle Bay may direct as indemnity against any claim that may be made against Enex or Middle Bay with respect to such certificate, in order to receive the Merger Consideration to which such holder is entitled.

     Any portion of the aggregate Merger Consideration remaining undistributed six months after the Effective Time will be returned to Middle Bay, and any holders of theretofore unsurrendered Enex Common Stock will thereafter be able to look only to Middle Bay for any portion of such Merger Consideration to which they are entitled. Neither Middle Bay nor Enex will be liable to any holder of Enex Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

BACKGROUND AND REASONS FOR THE MERGER

     On February 19, 1998, Middle Bay made a cash Tender Offer for all shares of Enex common stock outstanding at a net price of $15.00 per share. The Tender Offer was successfully closed on March 20, 1998, with 1,064,032 shares of Enex Common Stock (79.2% of the total outstanding shares of Enex Common Stock) having been tendered and accepted by Middle Bay. At the closing of the Tender Offer, the then members of the Board of Directors of Enex resigned and were replaced by persons who also comprise the Board of Directors of Middle Bay. The primary reason for the Merger is to complete the acquisition of Enex by Middle Bay in order to fully integrate Enex's operations with Middle Bay's.

     The terms of the Merger Agreement are the result of representations made by Middle Bay prior to consummation of the Tender Offer. The following is a brief discussion of the background of these representations and agreements leading to the Tender Offer, the Merger and related transactions:

          (1) On January 29, 1998, Middle Bay and Enex entered into a letter of intent (the "Letter of Intent") with respect to a proposed cash tender offer by Middle Bay for all of the outstanding capital stock of Enex. The Letter of Intent provided that, subject to satisfactory completion of its due diligence review of Enex and its properties, Middle Bay would (i) commence a cash tender offer for all of the outstanding capital stock of Enex on or before February 20, 1998; (ii) offer Mr. Gerald B. Eckley, President of Enex, whose employment agreement with Enex had more than four years left on its term, a severance arrangement under which Middle Bay would pay an aggregate amount equal to Mr. Eckley's current salary for four years in exchange for consulting services and a first-right-of-refusal on all prospects and potential acquisitions that he has the opportunity to acquire over the four-year period; and (iii) offer to the holders of outstanding options to purchase Enex Common Stock the difference between the exercise price and $15.00 per share, with such to be paid in either cash or shares of Middle Bay Common

     Stock issued on a private placement basis. The stock price is determined by taking the previous ten days' average of the means of the closing bid and asked prices of Middle Bay's shares immediately prior to closing on the Tender Offer. In consideration of the foregoing agreements of Middle Bay, Enex agreed it would not directly or indirectly solicit or encourage inquiries for proposals to enter into an agreement with regards to the sale of Enex or its assets until February 20, 1998, except for such actions as may be required to enable Enex and its officers and directors to comply with their fiduciary duties to the Enex shareholders.

          (2) The Enex Board of Directors unanimously approved the Tender Offer as being in the best interests of the stockholders of Enex and recommended that the stockholders tender their shares to Middle Bay pursuant to the Tender Offer. The Enex Board of Directors based its determination to approve and recommend the Tender Offer on its consideration of the following factors:

             (a) the 30% premium represented by the difference between the price-per-share offered by Middle Bay and the market price of Enex Common Stock immediately prior to the execution of the Letter of Intent;

             (b) the fact that the consideration offered by Middle Bay was all cash;

             (c) the fact that the Tender Offer was being made for all of the currently outstanding Enex Common Stock; and

             (d) the lack of material contingent conditions to the Tender Offer (other than due diligence, absence of material adverse change and certain other conditions typically imposed in tender offer transactions).

          (3) Enex did not seek a fairness opinion from any third party, nor does it propose to do so in connection with the Merger.

THE BOARD'S APPROVAL OF THE MERGER AND RECOMMENDATION REGARDING THE MERGER

     At a meeting held on June 17, 1998, the new Enex Board unanimously approved the Merger and the Merger Agreement.

     For all of the reasons set forth above, the Enex Board believes that the Merger is fair to, and in the best interests of, Enex and its stockholders. The Board has determined that the Merger represents an attractive opportunity for the stockholders to exchange for fair value their potentially illiquid shares of Enex Common Stock for freely tradeable shares of Middle Bay. Also, by becoming Middle Bay stockholders, Enex stockholders would have the opportunity to participate in the ownership of the combined Middle Bay/Enex business as an integrated operation. The Enex Board, therefore, recommends to Enex's stockholders that they vote FOR the approval of the Merger Agreement and the Merger contemplated thereby.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Enex Board with respect to the Merger Agreement, Enex stockholders should be aware that the executive officers and directors of Enex and Middle Bay are substantially identical and have interests in the Merger that are in addition to or different from the interests of stockholders of Enex generally, as described below.

     As disclosed under "The Merger and Recommendation to the Board," each member of the Enex Board of Directors is a director and shareholder of Middle Bay and, therefore, has an interest in the Merger. In the case of three of the directors, this interest results also from being an officer of Middle Bay.

NASDAQ STOCK MARKET LISTING

     Middle Bay's Common Stock is currently listed for trading on the NASDAQ Small Cap Stock Market. A subsequent listing application will be filed with the NASDAQ Stock Market to list the shares of Middle Bay Common Stock to be issued to Enex stockholders in connection with the Merger. Although no assurance can be given that the shares of Middle Bay Common Stock so issued will be accepted for listing, Middle Bay anticipates that these shares will qualify for listing on the NASDAQ Small Cap Stock Market, upon official notice of issuance thereof.

POTENTIAL DELISTING OF ENEX COMMON STOCK FROM NASDAQ STOCK MARKET

     As of May 31, 1998, Enex had 596 shareholders of record and 279,320 publicly-held shares outstanding. The NASDAQ Stock Market criteria for continued inclusion of a security for trading include the requirements that there be at least 300 record holders and not less than 500,000 publicly-held shares. Since Enex does not meet the latter of the two criteria, the delisting of Enex Common Stock from the NASDAQ Stock Market is likely to occur in 1998.

RESALE OF MIDDLE BAY COMMON STOCK BY AFFILIATES

     Middle Bay Common Stock to be issued to Enex stockholders in connection with the Merger has been registered under the Securities Act and, upon consummation of the Merger, will be freely transferable under the Securities Act, except for shares issued to any person who may be deemed an "Affiliate" (as defined below) of Enex or Middle Bay within the meaning of Rule 145 under the Securities Act. "Affiliates" are generally defined as persons who control, are controlled by, or are under common control with Enex or Middle Bay at the time of the Special Meeting (generally, directors and certain executive officers of Enex or Middle Bay and major stockholders of Enex or Middle Bay).

     Affiliates of Enex or Middle Bay may not sell their shares of Middle Bay Common Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for one year following the Effective Time (the "Restricted Period"), an Affiliate (together with certain related persons) is entitled to sell shares of Middle Bay Common Stock acquired in connection with the Merger only through unsolicited "broker transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144 under the Securities Act. Additionally, the number of shares that may be sold by an Affiliate (together with certain related persons and certain persons acting in concert) within any three-month period during the Restricted Period for purposes of Rule 145 may not exceed the greater of (i) 1% of the outstanding shares of Middle Bay Common Stock or (ii) the average weekly trading volume of such stock during the four calendar weeks preceding such sale. Rule 145 is available to Affiliates only if Middle Bay remains current with its information filings with the Commission under the Exchange Act. Following the Restricted Period, an Affiliate may sell such Middle Bay Common Stock free of such manner of sale or volume limitations, provided that Middle Bay is current with its Exchange Act information filings and such Affiliate is not then an Affiliate of Middle Bay. At any time following two years after the Effective Time, an Affiliate may sell such shares of Middle Bay Common Stock without any restrictions, so long as such Affiliate is not then, and has not been for at least three months prior thereto, an Affiliate of Middle Bay.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     Set forth below is Thrasher, Whitley, Hampton & Morgan's opinion regarding the material federal income tax aspects of the Merger to holders of Enex Common Stock deemed converted in the Merger into shares of Middle Bay Common Stock under current law and regulations. Thrasher, Whitley, Hampton & Morgan, counsel to Middle Bay, has issued to Middle Bay and filed as an exhibit to the Registration Statement, of which this Proxy Statement/Prospectus is a part, a tax opinion indicating that discussions of the tax consequences and legal conclusions set forth herein are accurate and complete in all material respects and constitute its opinion as stated above. The discussion is based on the Internal Revenue Code of 1986 (the "Code"), as amended. Neither Enex nor Middle Bay will seek any rulings from the Internal Revenue Service with respect to the transactions contemplated hereby.

     It is currently expected that the Merger will not qualify either as a tax-free liquidation of a controlled subsidiary corporation or as a tax-free reorganization. One of the prerequisites for treatment as a tax-free liquidation, under Code Section 332, is that Middle Bay own at least 80% of the Enex Common Stock when the plan of liquidation is adopted. Currently, Middle Bay owns 79.2% of the Enex Common Stock.

     In the opinion of counsel to Middle Bay, the Merger is not likely to qualify as a tax-free reorganization, even as to the Enex stockholders other than Middle Bay and even as to Enex stockholders who receive only Middle Bay Common Stock in exchange for their Enex Common Stock, because continuity of interest is not sufficient. Since the Merger is not expected to be tax-free, all Enex stockholders (even those who approve the Merger) are expected to recognize gain or loss for federal income tax purposes as a result of the Merger. Enex stockholders should consult their own tax advisors, however, in determining which position to take as they file their income tax returns.

     Assuming (as expected) that the Merger does not qualify as a tax-free reorganization, the amount of gain or loss recognized by an Enex stockholder who approves the Merger will be calculated by comparing, as of the date of the Merger, the value of the Middle Bay Common Stock received by the Enex stockholder with the Enex stockholder's tax basis in the Enex Common Stock surrendered pursuant to the Merger. Any gain or loss recognized by an Enex stockholder will generally be long-term capital gain or loss if the Enex stockholder has held his or her Enex Common Stock as a capital asset for more than one year as of the Effective Date of the Merger. Under current law, as amended by the Taxpayer Relief Act of 1997, the federal income tax rate applicable to long-term capital gains is generally lower if such holding period exceeds 18 months. An Enex stockholder's tax basis in the Middle Bay Common Stock received in the exchange will be its fair market value as of the Effective Date of the Merger, and a new holding period will start as of the Effective Date of the Merger. Therefore, a former Enex stockholder must hold the Middle Bay Common Stock for more than one year after the Effective Date to qualify for long-term capital gain treatment (and more than 18 months to qualify for the lower rate) on any appreciation in the value of the Middle Bay Common Stock after the Merger.

     Regardless of whether or not the Merger qualifies as a tax-free reorganization, the amount of gain or loss recognized by an Enex stockholder who perfects his or her appraisal rights will be calculated by comparing the amount of cash received by the Enex stockholder with the Enex stockholder's tax basis in the Enex Common Stock redeemed by Enex. Any gain or loss recognized will generally be long-term capital gain or loss if the Enex stockholder has held his or her Enex Common Stock as a capital asset for more than one year as of the date the stock is redeemed. As explained above, the federal income tax rate applicable to long-term capital gains is generally lower if such holding period exceeds 18 months.

     The foregoing discussion is limited to the material federal income tax aspects of the Merger for a holder of Enex Common Stock who is a citizen or resident of the United States and who, on the date of conversion of such holder's shares of Enex Common Stock, holds such shares as capital assets. All holders are urged to consult their own tax advisors regarding the federal, foreign, state and local tax consequences of disposition of Enex Common Stock in the Merger. The foregoing discussion does not address potential foreign, state, local and other nonfederal tax consequences, nor does it address taxpayers subject to special treatment under the federal income tax laws, such as life insurance companies, tax-exempt organizations, Subchapter S corporations and taxpayers subject to alternative minimum tax.

     THE FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF ENEX COMMON STOCK IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE MERGER (INCLUDING THE APPLICABILITY AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS).

REGULATORY APPROVALS

     No governmental approvals or filings, state or federal, are required with respect to the Merger (other than routine change of operator filings with respect to certain of Enex's oil and gas properties) except for the filing of the Certificate of Merger by Enex with the Delaware Secretary of State and the filing of Articles of Merger by Middle Bay with the Alabama Secretary of State.

ACCOUNTING TREATMENT

     Middle Bay accounted for its acquisition of 79.2% of the issued and outstanding Enex Common Stock under the purchase method of accounting. The Merger constitutes an acquisition of minority interests and will also be accounted for under the purchase method of accounting. As a result, the total consideration paid by Middle Bay for its interests in Enex will be allocated to the assets and liabilities of Enex based on the fair value of the assets and liabilities acquired.

     At the 1998 Annual Meeting of Shareholders held June 18, 1998, directors nominated and shareholders approved the appointment of KPMG Peat Marwick LLP as Middle Bay's independent public accountants, replacing Schultz, Watkins & Company. Representatives of both firms will be present at the Special Meeting, will be given the opportunity to make a statement if they desire to do so and will be available to respond to reasonable and appropriate questions.

APPRAISAL RIGHTS

     The following discussion is a complete summary in all material respects of the law pertaining to dissenters' rights under Delaware General Corporation Law ("DGCL"). However, such summary is qualified in its entirety by reference to the full text of Section 262 of the DGCL setting forth the rights of stockholders who object to the Merger Agreement and the Merger. Stockholders wishing to exercise such appraisal rights or to preserve their rights to do so ("Dissenting Stockholders") should review the following discussion and the provisions of
Section 262 of the DGCL with counsel. A copy of Section 262 of the DGCL is attached to this Proxy Statement/Prospectus as Appendix II. The failure of Dissenting Stockholders to comply in a timely and proper manner with the procedures set forth in the DGCL will result in the loss of appraisal rights with respect to the Merger.

     Section 262 of the DGCL sets forth the rights of stockholders of Enex who object to the Merger. In general, as described in greater detail below, a stockholder objecting to the Merger who wishes to dissent must file a written notice of dissent prior to the vote on the Merger Agreement, and, after such vote is taken, comply with Section 262 to seek appraisal of the value of Enex Common Stock.

     Any holder of Common Stock who does not vote in favor of the Merger Agreement (including any such holder who abstains from voting), or who duly revokes a vote in favor of such transaction, and (in either case) who objects to the Merger, may, if the Merger is consummated, obtain payment, in cash, for the appraised fair market value of such stockholder's shares of Enex immediately prior to the Merger by complying with the requirements of the DGCL. Holders of Enex Common Stock are ineligible to exercise their appraisal rights unless they are stockholders on the Record Date, continue to hold such shares through the Effective Time and have not voted in favor of the Merger Agreement.

     Before the taking of the vote on the Merger Agreement at the Special Meeting, each Dissenting Stockholder must file with Enex a written demand for appraisal of the value of his/her shares of Enex Common Stock if the Merger is consummated. A written demand must be filed with Enex by holders of Enex Common Stock who wish to demand appraisal even if they vote against the Merger. Such written demand should be addressed to: Corporate Secretary, Enex Resources Corporation, 800 Rockmead Drive, Three Kingwood Place, Kingwood, Texas 77339.

     If the Merger Agreement is approved, within ten days after the Effective Time, Middle Bay must provide written notice to each Dissenting Stockholder of the Effective Time and that appraisal rights are available for any or all of the shares of Enex. If the Dissenting Stockholders and Middle Bay cannot reach agreement as to the appraisal value of the Enex Common Stock, Middle Bay or any Dissenting Stockholder, within 120 days after the Effective Time of the Merger, may file a petition in the Court of Chancery in Delaware demanding a determination of the value of the Enex Common Stock. Within such 120-day period, any Dissenting Stockholder is entitled to receive upon request from Middle Bay a statement setting forth the aggregate number of shares not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. This written statement must be mailed to the Dissenting Stockholder within ten days after written request is received by Middle Bay. Further, at any time within 60 days after the Effective Time of the Merger, any Dissenting Stockholder has the right to withdraw his demand for appraisal and accept the terms offered upon the Merger.

     Following the filing of a petition in the Court of Chancery for an appraisal of the value of the Enex Common Stock, the Court shall determine the stockholders who have complied with Section 262 and are entitled to appraisal rights. The Court may demand that Dissenting Stockholders submit their certificates of stock to the Registry in Chancery for notation thereon of the pendency of the appraisal proceedings and may dismiss the proceedings as to any Dissenting Stockholder failing to comply with such request. The Court will then appraise the Enex Common Stock, determining the fair value thereof immediately prior to the Merger exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The Court is authorized by the DGCL to take into account all relevant factors. Upon determination of the fair value, the Court shall then direct Middle Bay to pay the Dissenting Stockholders the fair value so determined. Interest may be simple or compound, as the Court may direct.

     Enex will accept a Dissenting Stockholder's objection to the Merger and demand for payment of its shares by facsimile transmission, provided such facsimile is confirmed, in writing, sent by certified or registered mail to Enex at the address specified above within 24 hours after transmission of the facsimile. The facsimile communication should be addressed to: Corporate Secretary, Enex Resources Corporation, facsimile number: (713) 650-0352.

     A vote against the Merger does not constitute a "written demand" filed by a Dissenting Stockholder. A Dissenting Stockholder's abstention from voting on the Merger or failure to specify any vote on the accompanying proxy will not constitute a waiver of such stockholder's rights under the DGCL, provided that a written demand has been properly filed. A vote in favor of the Merger will constitute a waiver of such stockholder's appraisal rights, however, even if a written demand has been filed.

                              THE MERGER AGREEMENT

     The following discussion of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, which is included in this Proxy Statement/Prospectus as Appendix I (exclusive of certain exhibits) and is incorporated herein by reference.

GENERAL

     The Merger Agreement provides for the merger of Enex into Middle Bay. Middle Bay will be the Surviving Corporation of the Merger and shall succeed to and assume all rights and obligations of Enex. In connection with the Merger, the stockholders of Enex (other than Middle Bay and those stockholders who perfect appraisal rights in accordance with the DGCL) will receive the Merger Consideration described below.

CLOSING; EFFECTIVE TIME

     The closing of the Merger will take place as soon as practicable after the day upon which all conditions to consummation of the Merger are satisfied or waived. The Effective Time of the Merger will occur upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware and acceptance thereof by such Secretary of State as required by the DGCL or at such later date as may be specified in the Certificate of Merger and the filing with and acceptance of Articles of Merger by the Alabama Secretary of State. It is anticipated that such Certificates will be filed promptly after the approval and adoption of the Merger Agreement by the stockholders of Enex at the Special Meeting. Such filings will be made, however, only upon satisfaction or waiver of all conditions to the Merger contained in the Merger Agreement. The economic effective date for purposes of the Merger Agreement is July 1, 1998.

MERGER CONSIDERATION

     In connection with the Merger, each outstanding share of Enex Common Stock at the Effective Time (except those shares held by Middle Bay and shares for which appraisal rights have been perfected and not withdrawn) will be converted
into the right to receive                shares of Middle Bay Common Stock (the
"Conversion Ratio"), it being Middle Bay's intention that the Middle Bay shares into which each share of Enex Common Stock is converted would have a total market value per Enex share of $15. Each share of Enex Common Stock owned by Middle Bay or held by Enex as treasury shares will be canceled without consideration. Instructions with regard to the surrender of certificates formerly representing shares of Enex Common Stock will be delivered to the holders thereof as described under the heading "The Merger -- Procedures for Exchange of Certificates."

     No fractional share of Middle Bay Common Stock will be issued to any holder of Enex Common Stock, but in lieu thereof, each such stockholder who otherwise would be entitled to receive a fraction of a share of Middle Bay Common Stock (after aggregating all fractional shares of Middle Bay Common Stock which would be received by such stockholder) shall receive cash from Middle Bay in an amount equal to $15.00 divided by the Conversion Ratio and multiplied by such fraction.

     After the Effective Time, the holder of a certificate formerly representing shares of Enex Common Stock shall cease to have any rights as a stockholder of Enex, and such holder's sole right will be to receive the Merger Consideration with respect to such shares. No transfer of shares outstanding immediately prior to the Effective Time will be made on the stock transfer books of Middle Bay after the Effective Time. Certificates formerly representing shares of Enex Common Stock presented to Middle Bay after the Effective Time will be canceled in exchange for the aggregate Merger Consideration to which the holder of such certificates is entitled.

     In no event will holders of Enex Common Stock be entitled to receive any interest on the aggregate Merger Consideration to be distributed to them in connection with the Merger.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various customary representations and warranties of Enex relating to, among other things: (i) Enex's organization and similar corporate matters; (ii) the execution, delivery and performance of the Merger Agreement by Enex, the legality, validity and enforceability thereof against Enex, and the noncontravention of, and lack of conflict with, the Certificate of Incorporation or Bylaws of Enex, the terms of any note, bond, mortgage, deed of trust, security interest, indenture, license, contract, agreement, plan or other obligation of Enex, or any provision of any statute, law, ordinance or administrative or arbitration order, award, judgment, writ, injunction or decree applicable to Enex or any of its properties or assets;
(iii) the financial statements of Enex and the accuracy of the information contained therein; (iv) subject to certain exceptions, absence of certain specified material changes or events; (v) the absence of undisclosed litigation and other legal proceedings; (vi) the absence of undisclosed liabilities; (vii) the absence of defaults under or breaches of Enex's Certificate of Incorporation and Bylaws, agreements and obligations to which Enex is subject, or orders, writs, injunctions, decrees, statutes, rules or regulations applicable to Enex or its properties or assets; (viii) the absence of any violations of applicable law; and (ix) entitlement to brokers and finders fees.

     The Merger Agreement also contains certain customary representations and warranties of Middle Bay relating to, among other things: (i) its organization and similar corporate matters; (ii) the execution, delivery and performance of the Merger Agreement by Middle Bay, the legality, validity and enforceability thereof against Middle Bay, and the noncontravention of, and lack of conflict with, the Certificate of Incorporation and Bylaws of Middle Bay, the terms of any note, bond, mortgage, deed of trust, security interest, indenture, license, contract, agreement, plan or other obligation of Middle Bay, or any provision of any statute, law, ordinance or administrative or arbitration order, award, judgment, writ, injunction or decree applicable to Middle Bay or any of its properties or assets; (iii) documents filed by Middle Bay with the Commission and the accuracy of the information contained therein; (iv) subject to certain exceptions, absence of certain specified material changes or events; (v) the absence of undisclosed liabilities; and (vi) entitlement to brokers and finders fees.

     None of the representations and warranties described above or contained in the Merger Agreement survive the Effective Time of the Merger.

CONDUCT OF BUSINESS OF ENEX PRIOR TO THE EFFECTIVE TIME

     Pursuant to the Merger Agreement, Enex has agreed that, among other things, prior to the Effective Time, it will conduct its business in the ordinary course consistent with past practice and it will not, without the prior written consent of Middle Bay: (i) amend its Certificate of Incorporation or Bylaws; (ii) issue or otherwise dispose of any securities of Enex; (iii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution in respect of its capital stock or redeem or otherwise acquire any of its securities or authorize, adopt or otherwise participate in a plan of liquidation or other corporate reorganization; (iv) except for borrowings under Enex's existing credit facilities, incur any indebtedness other than routine trade payables, make any loans or investments in any other person, or pledge or otherwise encumber any of its shares of capital stock or assets; (v) enter into, amend or terminate any employee benefit agreement, trust or other arrangement for the benefit or welfare of any director, officer or employee, or increase the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any current plan or arrangement; (vi) acquire, sell, lease or dispose of any assets other than in the ordinary course of business consistent with past practices;
(vii) except as required by generally accepted accounting principles, change any accounting principle or practice used by it; (viii) make any tax selection or settle or compromise any tax liability; (ix) pay or discharge any claims, obligations or liabilities, other than those reflected or reserved against in the financial statements of Enex or incurred in the ordinary course of business consistent with past practices; (x) acquire any corporation, partnership or other business organization or division thereof, enter into any contract or agreement other than in the ordinary course of business consistent with past practice with executory obligations not to exceed $50,000 in each case or authorize any capital expenditures in excess of $20,000; or (xi) commit or agree in writing or otherwise to take any of the actions described above.

ACQUISITION PROPOSALS

     From the date of the Merger Agreement until termination thereof, Enex has agreed and has agreed to cause its officers, directors, employees or other agents not to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal, as defined below, or (ii) engage in negotiations with or disclose any nonpublic information relating to Enex or afford access to its properties, books or records to any person that may be considering making or has made, an Acquisition Proposal. An "Acquisition Proposal" is defined as any offer or proposal for, or any indication of interest in, a merger or other business combination involving Enex or the acquisition of any equity interest in, or a substantial portion of the assets of Enex other than the transactions contemplated by the Merger Agreement.

CONDITIONS TO CONSUMMATION OF THE MERGER

     The respective obligations of Enex and Middle Bay to consummate the Merger are subject to the satisfaction (or waiver) at or prior to the Effective Time of the following conditions: (i) no statute, rule, regulation, executive order, decree, ruling or preliminary or permanent injunction existing which prohibits, restrains, enjoins or restricts the consummation of the Merger; (ii) the effectiveness of this Registration Statement, no stop order suspending the effectiveness of this Registration Statement being in effect and no proceedings for such purpose being threatened by the Commission or initiated by the Commission and not concluded or withdrawn; (iii) the approval for listing on the NASDAQ Stock Market of the Middle Bay Common Stock to be issued in connection with the Merger; and (iv) the approval by the stockholders of Enex of the Merger Agreement and the transactions contemplated thereby.

     The obligation of Enex to consummate the Merger is subject to the satisfaction (or waiver) of the following conditions: (i) Middle Bay shall have performed in all material respects its obligations under the

Merger Agreement; and (ii) the representations and warranties of Middle Bay contained in the Merger Agreement shall be true and correct in all material respects.

     The obligations of Middle Bay to consummate the Merger are subject to the satisfaction (or waiver) of the following conditions: (i) Enex shall have performed in all material respects its obligations under the Merger Agreement;
(ii) the representations and warranties of Enex shall be true and correct in all material respects; and (iii) Enex shall have secured all consents required for its consummation of the Merger.

TERMINATION

     The Merger Agreement may be terminated (i) at any time prior to the Effective Time by mutual consent of the parties; (ii) by Middle Bay or Enex if the Merger has not been consummated on or before September 30, 1998, or a United States federal or state court or federal or state governmental, regulatory or administrative agency or commission issues an order, decree or ruling or takes other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is final and nonappealable; (iii) by Enex prior to the Effective Time if there has been a material breach by Middle Bay of any obligation or any representation or warranty, which is not cured within 20 days of notice thereof; or (iv) by Middle Bay prior to the Effective Time if there has been a material breach by Enex of any obligation or any representation or warranty contained in the Agreement, which is not cured within 20 days of notice thereof.

AMENDMENTS AND WAIVERS

     The Merger Agreement may not be amended except by an instrument in writing signed on behalf of the parties thereto. The Merger Agreement provides that at any time before the closing of the Merger, either Enex or Middle Bay may waive any inaccuracies in the representations and warranties of any other party contained in the Merger Agreement and waive compliance by any other party with any of the agreements or conditions contained in the Merger Agreement.

EXPENSES

     If the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by Middle Bay; however, if the Merger is not consummated, all expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement/Prospectus, will be shared equally by Enex and Middle Bay.

                             BUSINESS OF MIDDLE BAY

BUSINESS DEVELOPMENT

     Middle Bay is an independent oil and gas company engaged in the exploration, development and production of oil and gas in the contiguous United States. Middle Bay's strategy focuses on increasing its reserves of crude oil and natural gas by the acquisition and development of proved oil and gas properties primarily in the Mid-Continent and Gulf Coast regions. Middle Bay believes the current period reflects historically low market prices for oil and gas and is focusing its efforts on increasing reserves so that it will be well positioned to benefit in the event of any future increases in demand for natural gas and oil. Consistent with these efforts, Middle Bay is participating on a limited basis in drilling and development activities in other geographic regions of the contiguous United States. In November, 1997, Middle Bay relocated its principal executive offices to 1221 Lamar Street, Suite 1020, Houston, Texas 77010. Middle Bay's mailing address is P.O. Box 53448, Houston, Texas 77052-3448. Its telephone number is (713) 759-6808.

     Middle Bay was incorporated under the Alabama Business Corporation Code on November 30, 1992. Effective December 31, 1992, all of the assets of Bay City Consolidated Partners, L.P., an Alabama limited partnership, were transferred to Middle Bay in exchange for common stock of Middle Bay. The limited partnership was then dissolved under the Alabama Uniform Limited Partnership Act. The shares of common stock of Middle Bay then owned by the limited partnership were distributed to the general partner and the limited partners prorata in accordance with their respective interests in the limited partnership.

     On April 3, 1996, Middle Bay entered into a Joint Expense and Participation Agreement (the "Brigham Agreement") with Brigham Oil and Gas, L.P., now Brigham Exploration Company ("Brigham"). The Brigham Agreement allowed Middle Bay to participate in all of the wells that Brigham drilled over the 12-month period beginning April 1, 1996. Middle Bay advanced Brigham a total of $1,945,000 to drill 61 wells, of which 43 were successfully completed.

     On September 4, 1996, Middle Bay entered into a stock purchase agreement (the "Preferred Stock Agreement") with Kaiser Francis Oil Company ("Kaiser-Francis") whereby Kaiser-Francis agreed to purchase 1,666,667 shares of Series A Preferred Stock (the "Series A") at $6.00 per share, for a total investment of $10,000,000. The Series A shares had all been issued as of December 31, 1997. On January 31, 1998, Kaiser-Francis converted 100% of the Series A shares into 3,333,334 common shares of Middle Bay. Prior to their conversion to common stock, the Series A were nonvoting and accrued dividends at 8% per annum, payable quarterly in cash, and were convertible at any time into two shares of common stock for each Series A share held prior to January 1, 1998. Gary R. Christopher, a director of Middle Bay, serves as Acquisitions Coordinator for Kaiser-Francis.

     On December 17, 1996, Middle Bay entered into an Agreement and Plan of Merger (the "NPC Merger") with NPC Energy Corporation ("NPC"), whereby NPC would be merged into Middle Bay in exchange for Company common stock and cash. The NPC Merger was approved by NPC's shareholders and closed on December 31, 1996. NPC was a privately-owned domestic exploration and production company with assets located in Kansas, Michigan, Oklahoma, Texas and Wyoming. Pursuant to the NPC Merger, Middle Bay issued 562,000 shares of its common stock and paid $1,226,400 to NPC in exchange for all of the stock of NPC. The cash funding for the NPC Merger was financed through the issuance of 166,667 shares of Series A for $1.0 million. The NPC Merger added approximately 503 thousand barrels of oil and 3,139 million cubic feet of gas, for a total proved reserve value of $6.0 million (PV 10%) as of December 31, 1996, using December 31, 1996 prices.

     On February 10, 1997, Middle Bay entered into an Agreement and Plan of Merger (the "Bison Merger") with Bison Energy Corporation ("Bison"), whereby Bison was merged with a wholly-owned subsidiary of Middle Bay in exchange for Company common stock and cash. The Bison Merger was approved by Bison's sole shareholder and closed on February 28, 1997. Bison was a privately-held, domestic exploration and production company with assets located in Kansas and Oklahoma. Pursuant to the Bison Merger, Middle Bay issued 1,167,556 shares of its common stock and net cash consideration of $5,900,000 to Bison in exchange for all of the stock of Bison. 562,000 shares of Company common stock owned by Bison (as a result of the NPC Merger) were canceled at closing. The cash portion of the Bison Merger was financed through the issuance of 1,000,000 shares of Series A for $6.0 million. The Bison Merger added approximately 951 thousand barrels of oil and 7,791 million cubic feet of gas, for a total proved reserve value of $8.94 million (PV 10%) as of February 28, 1997, using December 31, 1997 prices.

     On June 20, 1997, Middle Bay entered into an Agreement and Plan of Merger (the "Shore Merger") with Shore Oil Company ("Shore"), whereby Shore was merged with a wholly-owned subsidiary of Middle Bay in exchange for Company common stock, Series B preferred stock (the "Series B"), cash and the assumption of Shore bank debt. The Shore Merger was approved by Shore's shareholders and closed on June 30, 1997. Shore was a privately-held, domestic exploration and production company with oil and gas properties located primarily in Alabama, Louisiana, Mississippi and Texas, as well as approximately 42,000 net mineral acres in LaFourche, Terrebonne and St. Mary Parishes, Louisiana. Pursuant to the Shore Merger, Middle Bay issued 1,883,333 shares of its common stock, paid Shore's indebtedness to its shareholders of $2,333,303 and assumed bank debt of $2,105,000. In addition, Middle Bay paid $200,000 in cash and issued 266,667 shares of Series B which are convertible into as many as 1,333,333 shares of common stock over the next five years, contingent upon the results of drilling and leasing activity on Shore's Louisiana mineral acreage. The cash funding for the Shore Merger was financed through the issuance of 500,000 shares of Series A for $3.0 million. The Shore Merger added approximately 965 thousand barrels of oil and 1,364 million cubic feet of gas, for a total proved reserve value of $6.0 million (PV 10%) as of July 1, 1997, using December 31, 1997 prices. The Shore Merger also added approximately 42,000 net acres of fee minerals situated in Lafourche, Terrebonne and St. Mary Parishes in Louisiana that were valued at approximately $3.6 million at June 30, 1997. In connection with the Shore Merger, Alvin V. Shoemaker and Stephen W. Herod were appointed directors of Middle Bay, replacing Frank C. Turner, II and C. Noell Rather.

     Middle Bay acquired on March 27, 1998 1,064,032 shares of the common stock of Enex for $15 cash per share pursuant to the Tender Offer which began on February 19, 1998. The Enex shares acquired by Middle Bay represent 79.2% of the total outstanding Enex Common Stock. The purchase price per share was derived by Middle Bay by estimating the discounted reserve value of Enex's properties and through negotiation with Enex management, who recommended acceptance of the Tender Offer to Enex shareholders. The purchase price of $15,960,480 was financed through Middle Bay's new credit facility with Compass Bank and Bank of Oklahoma, as described under "Company Financing," below. Concurrent with the completion of the Tender Offer, Middle Bay negotiated the immediate termination of all outstanding Enex stock option rights held by certain former officers and employees of Enex so that none of such options are currently outstanding. The options, in the aggregate, represented rights to purchase up to 143,000 shares of Enex Common Stock at an average price of $9.22 per share. The total amount paid by Middle Bay to holders of such options was $826,250. In addition, Middle Bay entered into a consulting agreement with Gerald B. Eckley, former President, Chief Executive Officer and a director of Enex, whereby Mr. Eckley shall be paid on a monthly basis an aggregate of $960,000 over a four-year period beginning
            , 1998 in consideration of his services as consultant and acquisitions advisor and the termination of his employment contract with Enex. Concurrent with the closing of the Tender Offer, the Enex Board of Directors and executive officers resigned and were replaced by the persons who constitute Middle Bay's Board of Directors and corresponding executive officers.

     On April 16, 1998, Middle Bay entered into and closed an Asset Purchase Agreement (the "Agreement") with Service Drilling Co., L.L.C. ("Service Drilling") and certain of its affiliates whereby Middle Bay acquired substantially all of the assets of Service Drilling and its affiliates in exchange for Middle Bay Common Stock and cash. Service Drilling and its affiliates are privately-owned domestic oil and gas development and production companies with assets located primarily in Oklahoma and the Texas Panhandle. Pursuant to the Agreement, Middle Bay issued 666,000 shares of its common stock and paid an aggregate cash consideration of $6,500,000, subject to post-closing adjustments, in exchange for the assets. The economic effective date of this transaction was March 1, 1998. Asset values were determined by estimating the discounted reserve value of the acquired properties and through negotiation. The cash portion of the consideration was financed through Middle Bay's bank credit facility and cash on hand.

     Middle Bay has financed the cash requirements of its acquisitions through a convertible credit facility, initially with Bank of Oklahoma, N.A. and, since March, 1998, with Compass Bank as lead lender and Bank of Oklahoma, N.A. as a participating lender (the "Banks"). The $100 million facility has a present borrowing base of $32.6 million. The borrowing base is required to be reduced by $330,000 per month beginning May 1, 1998 and ending October 1, 1998. The borrowing base and the scheduled reduction amount shall be redetermined semi-annually by unanimous consent of the lenders beginning October 1, 1998. The principal is due at maturity -- April 1, 2001. Monthly principal payments are made as required in order that the outstanding principal balance does not exceed the borrowing base. Interest is payable monthly and is calculated at the prime rate. Middle Bay may also elect to calculate interest under the Libor rate, as defined in the loan agreement. The Libor rate increases by (a) 2.00% if the outstanding loan balance and letters of credit are equal to or greater than 75% of the borrowing base, (b) 1.75% if the outstanding loan balance and letters of credit are less than 75% or greater than 50% of the borrowing base, and (c) 1.50% if the outstanding loan balance and letters of credit are equal to or less than 50% of the borrowing base. Libor interest is payable at maturity of the Libor loan, which cannot be less than thirty days.

     At May 31, 1998, Middle Bay had borrowed approximately $30.9 million and had approximately $1.4 million of outstanding letters of credit. As of May 31, 1998, Middle Bay is paying Libor plus 2.00% on a thirty-day Libor loan for
$          and prime on $          .

     Middle Bay paid a facility fee equal to 3/8% of the initial borrowing base and is required to pay 3/8% on any future increase in the borrowing base within five days of written notice. Middle Bay is required to pay a quarterly commitment fee on the unused portion of the borrowing base of one-half percent if the outstanding loan balance plus letters of credit are greater than 50% of the borrowing base or three-eighths percent if the outstanding loan balance plus letters of credit are less than or equal to 50% of the borrowing base. Middle Bay is required to pay a letter of credit fee on the date of issuance or renewal of each letter of credit equal to the greater of $500 or one and one-half percent of the face amount of the letter of credit.

     Middle Bay has granted to the Banks liens on substantially all of Middle Bay's oil and natural gas properties, whether currently owned or hereafter acquired, and a negative pledge on all other oil and gas properties. The $100 million facility requires, among other things, a cash flow coverage ratio of
1.25 to 1.00 and a current ratio of 0.9 to 1.00, determined on a quarterly basis.

BUSINESS STRATEGY

     Middle Bay's oil and gas reserves are principally in long-lived fields with well-established production histories. Middle Bay's net Proved Reserves, estimated as of December 31, 1997 by applying S.E.C. assumptions, consisted of approximately 18,419 million cubic feet of gas and 2.9 million barrels of oil, with an aggregate present value before income taxes, at a 10% discount, of $30,179,000. Approximately 80% of the reserves are classified as proved developed producing, 7% are proved developed non-producing and 13% are proved undeveloped. On an equivalent barrel basis, the proved reserves are 55% gas. Recoverable volumes of gas increased 105% and recoverable volumes of oil increased 111% over 1996 volumes. The PV 10% of the oil and gas reserves increased 34% over the 1996 amount of $22,465,000. The reserves are located primarily in Alabama, Kansas, Louisiana, Oklahoma and Texas. A substantial portion of Middle Bay's natural gas production and Proved Reserves consist of high BTU gas which, because of its rich liquid content and its proximity to processing and transmission facilities, is generally sold at a premium to Gulf Coast and Mid-Continent spot market prices. Substantially all of Middle Bay's oil production is sold at market responsive prices. All of Middle Bay's gas production, except for the gas sold in the Spivey Field, is sold at market responsive prices.

     Middle Bay's present business strategy is to concentrate on expanding its asset base and cash flow primarily through emphasis on the following activities:

     - Increasing production, cash flow and asset value by acquiring Producing Properties with stable production rates, long reserve lives and potential for exploitation and development;

     - Building on Middle Bay's existing base of operations by concentrating its development activities in its primary operating areas in the Gulf Coast and the Mid-continent Regions;

     - Acquiring additional properties with potential for developmental drilling to maintain a significant inventory of undeveloped Prospects and to enhance Middle Bay's foundation for future growth;

     - Serving as operator of its wells to ensure technical performance and reduce costs;

     - Expanding its relationships with major and large independent oil and gas companies to access their undeveloped properties, seismic data and financial resources;

     - Managing financial risk and mitigating technical risk by:

      - drilling in known productive trends with multi-horizon geologic potential;

      - diversifying investment over a large number of wells in Middle Bay's primary operating areas;

      - developing properties that provide a balance between short and long reserve lives; and

      - keeping a balanced reserve profile between oil and gas; and

     - Maintaining low general and administrative expenses and increasing economies of scale to reduce per unit operating costs and reserve acquisition costs.

ACQUISITION POLICY

     Middle Bay continues to pursue a program of actively acquiring producing oil and gas properties, with the goal of increasing cash flow, reserves and value for the long-term benefit of its stockholders.

     Middle Bay utilizes an acquisitions' screening approach with its experienced management and technical staff which reviews potential property against multiple criteria, both quantitative and subjective. Middle Bay generally seeks Producing Properties with established production histories. Middle Bay may operate the property acquired; however, Middle Bay also considers nonoperated property acquisitions.

     In evaluating Producing Properties for potential acquisition, production history, reservoir characteristics and available geologic data and interpretations are analyzed to determine estimates of proved and other reserves and cash flows expected to be recovered. Also evaluated are specific risks and economic considerations associated with the property, including environmental liabilities, risks of curtailment, condition of equipment and potential for additional development opportunities. Sales contracts, operating agreements and other contractual commitments, including take-or-pay clauses, market-out clauses, gas balancing agreements, transportation agreements and reversionary interests that may affect the cash flows from the property are also reviewed.

DRILLING ACTIVITIES

     Middle Bay has participated in drilling operations primarily in Texas, Louisiana and Kansas. Middle Bay's drilling activity increased significantly in 1996 when Middle Bay executed the Brigham Agreement. The Company's drilling is funded principally from cash flow and is highly dependent on the price of oil and gas. If the price of oil continues to remain at or near the June 1998 levels, the amount of funds available for drilling could be reduced.

     For the twelve months ended December 31, 1997, Middle Bay drilled 42 gross wells; 23 Development Wells and 19 Exploratory Wells. Seventeen of the Development Wells and 8 of the Exploratory Wells were successful. Middle Bay's drilling was concentrated in Kansas, Louisiana and Texas, where 14, 12 and 7 wells were drilled, respectively. The majority of the Kansas wells were Development Wells drilled in the Spivey Field (the "Spivey Field"). Two unsuccessful Exploratory Wells were drilled in the Reflection Ridge Prospect in Stanton County, Kansas. No further exploration is anticipated on the Reflection Ridge Prospect. For the three months ended March 31, 1997, Middle Bay participated in the drilling of 12 Exploratory Wells through the Brigham Agreement. The Brigham Agreement ended March 31, 1997.

     Shore Oil Company #1, an Exploratory Well being drilled as of December 31, 1997, was found to be unsuccessful in February, 1998. This Exploratory Well was drilled on the Raceland Prospect in Lafourche Parish, Louisiana which is located on the fee mineral acreage acquired in the Shore Merger. Middle Bay had prepaid approximately $300,000 in drilling cost as of December 31, 1997 and expensed the costs in the fourth quarter when it was determined that the well was abandoned.

     For the twelve months ended December 31, 1996, Middle Bay drilled 54 wells, 5 Developmental Wells and 49 Exploratory Wells. Four of the Developmental Wells and 31 of the Exploratory Wells were successful. For the nine months ended December 31, 1996, Middle Bay participated in the drilling of 49 Exploratory Wells through the Brigham Agreement. Forty wells were drilled in Texas, seven in Oklahoma, one in Kansas and one in New Mexico. Middle Bay also participated in the drilling of four Developmental Wells in the Frymire Waterflood Unit in Nolan County, Texas, three of which were successful and one of which was a dry hole. One successful Developmental Well was drilled in the Campbell Field in Major County, Oklahoma.

     Drilling activities during 1997 added 22 thousand barrels of oil and 705 million cubic feet of gas with estimated future net revenues, discounted at 10%, of $851,000. Drilling activities during 1996 added 76 thousand barrels of oil and 392 million cubic feet of gas with estimated future net revenues, discounted at 10%, of $1,966,000. For the years 1996 and 1997, oil and gas reserves discovered through current year drilling accounted for 11% and 3%, respectively, of the year-end reserve value.

     In 1995, Middle Bay entered into a joint development agreement, the Quarry Prospect, with Chesapeake Operating, Inc. ("COI"). The agreement covers a 600-acre block of leases in Lea County, New Mexico assembled by Middle Bay and COI. The Quarry Prospect is believed to be a large strawn algal mound that was initially identified through 2-D seismic and further defined using 3-D seismic testing. In 1997, Middle Bay acquired additional leases in the prospect and sold 50% of the Quarry Prospect. Middle Bay and COI together retained 50% of the Quarry Prospect. If COI elects not to participate, Middle Bay's interest will be increased to 50%. The first well on the Quarry Prospect is expected to spud in the second quarter of 1998 and will cost Middle Bay approximately $141,000 to drill and $66,000 to complete (assuming a 25% working interest).

     In July 1997, Middle Bay executed an exploration agreement with Brigham Exploration Company ("Brigham") for a 3-D seismic exploration project on the Hawkins Ranch (the "Ranch") in Matagorda County, Texas. The Ranch has been lease optioned for a 54 square mile 3-D seismic survey. Middle Bay purchased a 25% working interest through the lease selection phase of the project for $225,000.

     Middle Bay purchased a 12.5% working interest in the Sherburne Prospect in Point Coupee Parish, Louisiana, in October, 1997 (the "Sherburne Prospect"). The Sherburne Prospect consists of approximately 10,000 acres that are prospective in the Frio, Cockfield, Sparta and Wilcox formations. The acreage is located in Southwest Point Coupee Parish between Krotz Springs Field and the Fordoche Field. Production is at depths from 6,500' to 15,500'. Swift Energy Company has a 62.5% working interest and will be the operator. A private company holds the remaining 25%. The exploratory well reached total depth on April 20, 1998 and was completed in the Sparta Formation during June, 1998.

     During May, 1998, two developmental wells and one exploratory well were drilled. The developmental wells are in the Frymire Waterflood in the Lake Trammel Field in Nolan County, Texas and were successfully completed as producers. The exploratory well was the Shore Oil Co. #1 in Terrebonne Parish, Louisiana which was abandoned as a dry hole. All three wells were spudded in April, 1998.

     In the foreseeable future, Middle Bay's primary drilling focus will be its participation in the Sherburne Prospect, the Ranch Prospect, the Quarry Prospect and the development of the Spivey Field. Middle Bay expects to drill several Development Wells in the Spivey Field in Kansas in 1998. Middle Bay also expects several wells to be drilled on the Shore mineral acreage in South Louisiana in 1998. In addition, Middle Bay is continually evaluating Prospects originated by its staff, other independent geologists or other oil and gas companies. If review of a certain Prospect indicates that it may be geologically and economically attractive, then Middle Bay will attempt to obtain a Lease on the applicable acreage or commit to a Working Interest in the drilling Prospect. When Middle Bay does participate in a Prospect, it will typically acquire a fractional Working Interest in the Prospect, which may range from small percentage interests in more expensive exploratory Prospects to a majority interest in a lower cost or development Prospect. Middle Bay believes that such participation, which is common practice in the oil and gas industry, allows for further diversification and reduction of risk.

ACQUISITIONS AND MERGERS

     Since its formation, Middle Bay has grown primarily through acquisitions of proven oil and gas reserves. For the years 1993 through 1997, acquisitions of reserves accounted for 64%, 5%, 35%, 34% and 80% of the year-end discounted reserve value, respectively. Middle Bay has financed its acquisitions primarily by utilizing its credit facility with the Bank and issuing common and preferred stock. See "Company Financing," below.

     In August 1997, Middle Bay acquired a 5.74% working interest in proved reserves in the Riceville Field in Vermilion Parish, Louisiana for approximately $3.5 million. The acquisition was financed with $3 million in loan proceeds and the remainder from cash on hand. The Riceville Acquisition added approximately 63 thousand barrels of oil and 2,955 million cubic feet of gas to Middle Bay's proved reserves. A portion of the reserves are proved undeveloped. The Riceville Acquisition had a PV 10% of approximately $5.3 million, using December 31, 1997 prices.

     The Shore Merger in June, 1997 added approximately 965 thousand barrels of oil and 1,364 million cubic feet of gas to Middle Bay's proved reserves. A portion of the reserves consists of proven behind pipe and proven undeveloped reserves. The Shore Merger had a PV 10% of approximately $6.0 million, using December 31, 1997 prices. The Shore Merger also added approximately 42,000 net acres of minerals located in South Louisiana, which were valued at $3.6 million at June 30, 1997.

     The Bison Merger in February, 1997 added approximately 951 thousand barrels of oil and 7,791 million cubic feet of gas to Middle Bay's proved reserves. A portion of the reserves consists of proven behind pipe and proven undeveloped reserves. The Bison Merger had a PV 10% of approximately $8.9 million, using December 31, 1997 prices.

     The NPC Merger in December, 1996 added approximately 503 thousand barrels of oil and 3,139 million cubic feet of gas to Middle Bay's proved reserves. A portion of the reserves consists of proven behind pipe and proven undeveloped reserves. The NPC Merger had a PV 10% of approximately $6.0 million, using December 31, 1996 prices.

     Middle Bay is currently in the process of evaluating various corporate acquisitions and potential mergers in exchange for common stock of Middle Bay. Management believes that corporate acquisitions and mergers are the fastest way to achieve Middle Bay's growth goals. In addition to achieving what management perceives to be a proper critical mass, potential corporate acquisitions or mergers are also considered as opportunities to build a more diverse oil and gas property base for further development and exploration.

     The price of oil has declined significantly since December 31, 1997 and, in June, 1998, reached the lowest level in ten years. The posted price of WTI crude declined from approximately $15 per barrel on December 31, 1997 to approximately $9 per barrel on June 15, 1998. If oil prices remain at or near these levels, the funds available for acquisitions could be reduced.

COMPANY FINANCING

     Middle Bay has financed its acquisitions with debt proceeds from the Banks, issuance of convertible preferred stock and issuance of common stock. Middle Bay currently has approximately $30.6 million borrowed and 1.4 million of outstanding letters of credit under its current credit facility with the Banks described under "Business Development," above. In 1997, Middle Bay issued the remaining $9.0 million in Series A Preferred Stock through its $10.0 million Preferred Stock Agreement to finance portions of the Bison and Shore mergers. This completed the funding of the $10.0 million Preferred Stock Agreement with Kaiser-Francis, which was signed in September, 1996. In 1997, Middle Bay issued $3.627 million of Series B Preferred Stock to finance a portion of the Shore Merger. Middle Bay also issued its common stock in connection with the Bison and Shore Mergers. On January 31, 1998, Kaiser-Francis converted 100% of the Series A shares into 3,333,334 shares of Middle Bay Common Stock. Middle Bay's drilling activities have been financed primarily through Middle Bay's cash flow.

     Subject to availability of bank financing, Middle Bay will continue to consider debt-financed acquisition opportunities presented to it. Middle Bay intends to finance acquisitions by issuing common stock and/or preferred stock when possible.

COMPETITION, MARKETS AND REGULATION

     Competition in the exploration and property acquisition markets is intense. In seeking to obtain desirable Leases and exploration Prospects, Middle Bay faces competition from both major and independent oil and gas companies, as well as from numerous individuals. Many of these competitors have substantial financial resources available to them, which makes for increased competition.

     The ability of Middle Bay to market oil and gas from its wells will depend upon numerous factors beyond its control, including, but not limited to, the extent of domestic production and imports of oil and gas, the proximity of Middle Bay's production to existing pipelines, the availability of capacity in such pipelines and state and federal regulation of oil and gas production. There is no assurance that Middle Bay will be able to market all of the oil or gas produced by it or that favorable prices can be obtained for the oil and gas it produces. In view of the uncertainties affecting the supply and demand of oil and gas, Middle Bay is unable to accurately predict future oil and gas prices and demand, or the overall effect they will have on Middle Bay.

     Numerous federal and state laws and regulations affect Middle Bay's operations. In particular, oil and gas production operations are affected by tax and other laws relating to the petroleum industry and any changes in such laws and regulations. Some of the rules and regulations carry substantial penalties for failing to comply. The regulatory burden on the oil and gas industry increases Middle Bay's cost of doing business. Middle Bay's activities are also subject to numerous federal, state and local environmental laws and regulations governing the discharge of materials. In most cases, the applicable regulatory requirements relate to water and air pollution control or solid waste management measures. Middle Bay believes the recent trend toward stricter standards in environmental legislation, regulation and enforcement will continue. To date, these laws have not had a significant impact on Middle Bay but no assurance can be given as to the effect of these laws on Middle Bay in the future.

EMPLOYEES

     As of May 31, 1998, Middle Bay employed 21 full-time persons. Middle Bay employs 14 full-time persons in its Houston, Texas office, including four executive officers, whose functions are associated with management, engineering, geology, land and legal, accounting, financial planning and administration. Middle Bay employs five full-time persons in its Wichita, Kansas office, including one executive officer, a geologist, an engineer and an administrative assistant. Middle Bay also employs one full-time supervisor for well operations in Oklahoma and one full-time accountant in Mobile, Alabama.

REAL ESTATE PROPERTIES

     Middle Bay owns a historic home in Mobile, Alabama which previously served as its corporate office before Middle Bay's relocation to Houston, Texas in November, 1997. Middle Bay has listed the property for sale.

OIL AND GAS PROPERTIES

     All of Middle Bay's oil and gas properties, reserves and activities are located onshore in the continental United States, primarily in Alabama, Kansas, Louisiana, Oklahoma and Texas. Estimates of total proved net oil or gas reserves have not been filed with or included in reports to any federal authority or agency. There are no quantities of oil or gas subject to long-term supply or similar agreements with foreign governmental authorities.

     Middle Bay's largest oil and gas property, in terms of dollar value, is the Spivey Field acquired in the Bison Merger. The Spivey Field, located in Kingman and Harper Counties, South Central Kansas, was discovered in 1949. Development of oil and gas reserves from the Mississippian Chert Formation, at an average drilling depth of 4,250 feet, has been continual since discovery. Currently, approximately 585 active wells produce in the field. Great lateral extent, thick pay sections and long-lived production characterize the reservoir.

     The Spivey Field has cumulative gas production of over 75,000 million cubic feet. Gas is marketed to spot markets and to the Spivey Gas Plant (the "Plant"). Over 95% of Company gas is sold to the Plant under a life of the lease casinghead tailgate gas contract. Middle Bay owns approximately 11.5% ownership in the Plant and related gathering system. Warren Petroleum Company, L.P. and NGC Corporation jointly operate the Plant. Ownership in the Plant is redetermined annually, based on owner's throughput relative to total throughput. Plant liquids (propane, butane and natural gas) are marketed from the Plant to Murphy Energy. Residue gas is sold to KGE (f/k/a Kansas Power and Light) for a tailgate price of $2.91 per Mcf. The tailgate contract calls for an annual escalation of $0.02 per Mcf. The Btu factor for residue gas is 1.042. Plant owners also receive the benefit of buying, stripping and reselling "non-owner" field gas. The Spivey Field has cumulative oil production of over 66.6 million barrels of oil. Lease oil is marketed to Koch Oil Company, via truck, and a bonus above posted prices is received.

     Middle Bay operates approximately 80 wells in the Spivey Field from a field office in Attica, Kansas, staffed by one foreman and two Company pumpers. All oilfield services are present in the field. Exploration, engineering and land functions are directed from the division office located in Wichita, Kansas. Middle Bay is continually developing its acreage position of approximately 8,500 gross acres.

     As of December 31, 1997, Middle Bay has identified and independent engineers have evaluated 22 proven undeveloped locations in the Spivey Field with a PV 10% value of approximately $2.4 million. At December 31, 1997, the Plant was valued by independent engineers at $2.9 million PV 10%.

     The following table shows proved oil and gas reserves by major field for Middle Bay's largest producing fields at December 31, 1997. The values represent the present value of estimated future net cash flows before income taxes, discounted at 10%, assuming unescalated expenses and prices of $16.18/Bbl and $2.54/MMBtu attributable to proved reserves at December 31, 1997, as determined by several independent reserve engineers:

                                                DISCOUNTED    PERCENTAGE       OIL        GAS
                                    PRIMARY      PRESENT       OF TOTAL      RESERVES   RESERVES
FIELD NAME/COUNTY/STATE             OPERATOR      VALUE      PRESENT VALUE    (BBLS)     (MCF)
-----------------------           ------------  ----------   -------------   --------   --------
                                     (DOLLARS/QUANTITIES IN THOUSANDS)
Spivey
Harper/Kingman, KS..............    Company      $ 9,329          30.9%         993      11,415
Riceville Field
Vermillion, LA..................     Murphy        4,958          16.4           50       2,244
Hatters Pond
Mobile, AL......................     Texaco        1,019           3.4           71         187
Wright Field
Vermilion, LA...................    Hilcorp          735           2.4           96         150
Murphy Lake
St. Martin, LA..................  Amerada Hess       587           1.9           99          --
Lockhart Crossing
Livingston, LA..................     Amoco           488           1.6           10         270
Polo Field
Noble, OK.......................     Lu-Ray          481           1.6          141           5
Abbeville
Vermilion, LA...................    Company          473           1.6%           3         279
Okeene N.W.
Major, OK.......................  Ricks Expl.        443           1.5           11         507
N. Frisco City
Monroe, AL......................  Torch Energy       443           1.5           33          32
Others..........................    Various       11,223          37.2        1,426       3,330
                                                 -------         -----        -----      ------
          Total.................                 $30,179         100.0%       2,933      18,419
                                                 =======         =====        =====      ======

     December 31, 1997, the Banks held a first mortgage on all of the fields listed in the above table. The Banks also have a first mortgage on additional fields not individually listed above which in total gives the Banks a first mortgage on substantially all of Middle Bay's and Enex's total Proved Reserves.

LOUISIANA FEE MINERAL ACREAGE

     In the Shore Merger, Middle Bay acquired approximately 42,000 net mineral acres, situated in Terrebonne, Lafourche and St. Mary Parishes in Louisiana. Of the total acreage, 39,769 acres are non-producing and the remainder is held by production under existing leases. The nonproducing acreage is located in the following parishes: 20,587 in Terrebonne (Montegut and Houma areas), 11,128 acres in Lafourche (Raceland and Valentine areas) and 8,054 acres in St. Mary Parish (Charenton area). The nonproducing acreage currently under lease and/or option has expiration dates as follows: 17,835 acres in 1998 and 5,722 acres in 2000. As of December 31, 1997, 16,212 acres were not under lease. Royalty interest in the leases covering the nonproducing minerals ranges from 20% to 25%. The mineral servitude prescription dates are estimated by Middle Bay to be as follows: 620 acres prescribed in 1997, 6,226 acres in 1999, 5,286 acres in 2002, 4,145 acres in 2004, 1,121 acres in 2005,
1,145 acres held in perpetuity and the remaining acreage has prescription interrupted by production. Effective April 1, 1992, Shore Oil Company sold the production rights under tracts producing at that time and does not receive royalty income from the sale of oil or gas on those tracts. Over 80% of the nonproducing minerals have been covered by 3-D seismic shot by third parties and provided to Middle Bay at no cost. During the period July 1, 1997 through December 31, 1997, Middle Bay received approximately $975,000 in lease bonus, delay rental and seismic option income on the acreage. An independent oil and gas engineering firm valued the acreage as of June 30, 1997 at $3,627,000. One unsuccessful exploratory well in Lafourche Parish, the Shore Oil Company #1, was drilled on the fee mineral acreage in 1997 and abandoned in February, 1998. In Terrebonne Parish, two unsuccessful exploratory wells, the Middle Bay Oil Co. #1 and Shore Oil Co. #1, were abandoned in February and May, 1998, respectively.

PRODUCTIVE WELLS AND ACREAGE

     The following table depicts the number of gross and net producing wells and related Developed and Undeveloped Acreage in which Middle Bay owned an interest for the period ended December 31, 1997 Undeveloped Acreage is oil and gas acreage (including, in certain instances, rights in one or more horizons which may be penetrated by existing well bores, but which have not been tested) to which Proved Reserves have not been assigned by independent petroleum engineers.

     Middle Bay's net Developed Acreage is located primarily in Oklahoma, Texas, Alabama, New Mexico and Kansas. Middle Bay's net Undeveloped Acreage is located primarily in Kansas.

                                                                      ACREAGE
                                                              -----------------------
                                                              DEVELOPED   UNDEVELOPED
                                                              ---------   -----------
Gross Acres.................................................   239,646       9,758
Net Acres...................................................    20,337       8,643
                                                                 PRODUCTIVE WELLS
                                                              -----------------------
                                                                 OIL          GAS
                                                              ---------   -----------
Gross Wells.................................................    797.00      184.00
Net Wells...................................................     68.67       30.13

     Excluded from the acreage data are approximately 44,041 net mineral acres owned by Middle Bay, all of which are considered to have potential for oil and gas exploration.

PRODUCTION, PRICES AND COSTS

     Below is a summary of the net production of oil and gas, average sales prices and average production costs during each of the last three fiscal years. Middle Bay is not obligated to provide a fixed and determined quantity of oil and gas in the future under existing contracts or agreements. During the last three fiscal years, Middle Bay has not had, nor does it now have, any long-term supply or similar agreements with governments or authorities.

                                                              FISCAL YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1995       1996        1997
                                                              --------   --------   ----------
Crude Oil and Natural Gas Production:
  Oil (Bbls)................................................   107,025    108,626      253,849
  Gas (Mcf).................................................   916,954    982,709    1,929,298
Average Sales Prices:
  Oil (per Bbl).............................................  $  16.17   $  20.26   $    18.38
  Gas (per Mcf).............................................  $   1.52   $   2.28   $     2.39
Average Production Costs Per BOE(1).........................  $   5.25   $   5.36   $     6.69

---------------

(1) The components of production costs may vary substantially among wells, depending on the methods of recovery employed and other factors, but generally include severance taxes, administrative overhead, maintenance and repair, labor and utilities.

DRILLING ACTIVITIES

     During the periods indicated, Middle Bay drilled or participated in the drilling of the following productive and nonproductive Exploratory and Development Wells. All of Middle Bay's drilling and production activities are conducted with independent contractors.

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
                                                              1995     1996     1997
                                                              -----   ------   ------
Exploratory Wells:
  Productive
     Gross..................................................  0       31        8
     Net....................................................  0        0.987    0.452
  Dry
     Gross..................................................  0       18       11
     Net....................................................  0        0.675    1.280
Development Wells:
  Productive
     Gross..................................................  0        4       17
     Net....................................................  0        0.866    5.627
  Dry
     Gross..................................................  2        1        6
     Net....................................................  0.418    0.250    4.150
Total Wells:
  Productive
     Gross..................................................  0       35       25
     Net....................................................  0        1.853    6.079
  Dry
     Gross..................................................  2       19       17
     Net....................................................  0.418    0.925    5.430

     During May, 1998, two developmental wells and one exploratory well were drilled. The developmental wells are in the Frymire Waterflood in the Lake Trammel Field in Nolan County, Texas and were successfully completed as producers. The exploratory well was the Shore Oil Co. #1 in Terrebonne Parish, Louisiana which was abandoned as a dry hole. All three wells were spudded in April, 1998.

     The exploratory well (PMMI #1) on the Sherburne Prospect, Point Coupee Parish, Louisiana, reached total depth on April 20, 1998 and was completed in the Sparta formation in June, 1998. Middle Bay has a 12.5% working interest in the well.

RESERVES

     Note 11 to Middle Bay's financial statements presents, among other disclosures prepared pursuant to Statement of Financial Accounting Standards No. 69, the estimated net quantities of Middle Bay's proved oil and gas reserves and the standardized measure of discounted future net cash flows attributable to such reserves as of December 31, 1997. At December 31, 1997, Middle Bay's net Proved Reserves consisted of 2,933 thousand barrels of oil and 18,419 million cubic feet of gas, and net Proved Developed Reserves consisted of 2,580 thousand barrels of oil and 14,251 million cubic feet of gas. At December 31, 1997, the present value discounted at 10% for Middle Bay's Proved oil and gas reserves, before income taxes, was approximately $30,179,000. (See Note 11 to Middle Bay's financial statements for additional detail on Middle Bay's oil and gas reserves.) Management of Middle Bay, however, cautions against using this data to determine the fair value of Middle Bay's oil and gas properties or for any other purpose because the price of oil and gas can be volatile. The present value was computed using December 31, 1997 base oil prices of $16.18 per Bbl and base gas prices of $2.54 per MMBtu. Base prices were adjusted for certain properties that either received a price above or below the base price. There were no estimates or reserve reports of Middle Bay's proved oil and gas reserves filed with any governmental authority or agency during the year ended December 31, 1997.

     The following table sets forth the standardized measure (in thousands of dollars) of future net cash flows of Proved Reserves and total recoverable volumes of oil and gas from Proved Reserves attributable to Middle Bay's interest in oil and gas wells for the years ended December 31, 1997 through 1995:

                                                                           RECOVERABLE
                                                                             VOLUMES
                                                                         ----------------
                                                          STANDARDIZED     OIL      GAS
YEAR ENDED                                                  MEASURE      (MBBLS)   (MMCF)
----------                                                ------------   -------   ------
December 31, 1997.......................................    $24,493       2,933    18,419
December 31, 1996.......................................    $17,863       1,389     8,964
December 31, 1995.......................................    $ 9,250         778     6,371

     The increases in the standardized measure from 1995 to 1996 and 1996 to 1997 are due primarily to the NPC Merger in 1996 and the Bison and Shore Mergers and Riceville Acquisition in 1997. For a detail of changes in oil and gas reserves for the year, refer to Note 11 to Middle Bay's financial statements.

     The reserve data set forth in this Proxy Statement/Prospectus represents only estimates. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and adjustment. As a result, estimates of different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of crude oil and natural gas that are ultimately recovered. Estimates of economically recoverable oil and natural gas reserves and of future net revenues are based upon a number of variables and assumptions, including future prices of oil and gas, all of which may vary considerably from actual results. The reliability of such estimates is highly dependent upon the accuracy of the assumptions from which they were based.

LEGAL PROCEEDINGS

     Middle Bay is a defendant in various legal proceedings which are considered routine litigation incidental to Middle Bay's business, the disposition of which management believes will not have a material effect on the financial position or result of operations of Middle Bay.

                              RECENT DEVELOPMENTS

     On March 27, 1998, in connection with the closing of the Tender Offer, Middle Bay and Enex entered into a Credit Agreement with Compass Bank and Bank of Oklahoma, N.A. for a new revolving line of credit. The $100 million facility has a present borrowing base of $32.6 million. The borrowing base is required to be reduced by $330,000 per month beginning May 1, 1998 and ending October 1, 1998. The borrowing base and the scheduled reduction amount shall be redetermined semi-annually by unanimous consent of the lenders beginning October 1, 1998. The principal is due at maturity -- April 1, 2001. Monthly principal payments are made as required in order that the outstanding principal balance does not exceed the borrowing base. Interest is payable monthly and is calculated at the prime rate. Middle Bay may also elect to calculate interest under the Libor rate, as defined in the loan agreement. The Libor rate increases by (a) 2.00% if the outstanding loan balance and letters of credit are equal to or greater than 75% of the borrowing base, (b) 1.75% if the outstanding loan balance and letters of credit are less than 75% or greater than 50% of the borrowing base, and (c) 1.50% if the outstanding loan balance and letters of credit are equal to or less than 50% of the borrowing base. Libor interest is payable at maturity of the Libor loan, which cannot be less than thirty days.

     At May 31, 1998, Middle Bay had borrowed $30,918,605 and had $1,350,432 of outstanding letters of credit. As of May 31, 1998, Middle Bay is paying Libor plus 2.00% on a sixty-day Libor loan for $29,969,605 and prime on $949,000.

     On April 16, 1998, Middle Bay closed an Asset Purchase Agreement with Service Drilling Company, L.L.C. ("Service Drilling") and certain of its affiliates whereby Middle Bay acquired substantially all of the assets of Service Drilling and its affiliates in exchange for Middle Bay Common Stock and cash. Service Drilling and its affiliates are privately-owned domestic oil and gas development and production companies with oil and gas properties located primarily in Oklahoma and the Texas Panhandle. Pursuant to the Asset Purchase Agreement, Middle Bay issued 666,000 shares of its common stock and paid an aggregate cash consideration of $6,500,000, subject to post-closing adjustments, in exchange for the assets. The economic effective date of this transaction was March 1, 1998. Asset values were determined by estimating the discounted reserve value of the acquired properties and through negotiation. The cash portion of the consideration was financed through Middle Bay's bank credit facility and cash on hand.

                                BUSINESS OF ENEX

GENERAL

     Enex was incorporated on August 17, 1979 in Colorado. On June 30, 1992, Enex reincorporated in Delaware. Enex is engaged in the business of acquiring interests in producing oil and gas properties and managing oil and gas income limited partnerships. Enex's operations are concentrated in a single industry segment.

     Enex's principal executive offices are maintained at 800 Rockmead Drive, Three Kingwood Place, Kingwood, Texas 77339. The telephone number at these offices is (281) 358-8401. Enex has no regional offices.

     As of March 1, 1998, Enex and one of its subsidiaries, Enex Securities Corporation, employed 18 persons. All employees are engaged on a full-time basis.

     Since 1982, Enex has financed most of its oil and gas activities through the public sale of interests in limited partnerships formed to purchase and hold working interests and other operating and nonoperating interests in producing oil and gas properties (the "Partnerships"). Until 1986, most of Enex's ownership of proved reserves was derived through the purchase of producing properties by the Partnerships. Effective June 30, 1997, thirty-four of the limited partnerships ("Predecessor Partnerships") were consolidated to form the Enex Consolidated Partners, L.P. (the "Consolidated Partnership"). Enex acts as general partner in and contributed capital to Enex Consolidated Partners, L.P. As general partner, Enex has a 4.1% interest in the net revenues and gains generated by properties owned by Enex Consolidated Partners, L.P. As general partner,

Enex is obligated to periodically offer to repurchase the interests of those limited partners electing to present their interests to Enex.

     Prior to 1995, fifty-six Partnerships commenced operations with aggregate investor subscriptions of $223.5 million received from 69,139 investors, including reinvestors. Producing property acquisitions for those Partnerships totaled approximately $200.7 million.

     During 1995, four partnerships, with aggregate investor subscriptions totaling $33.0 million, were liquidated. During 1996, two additional partnerships, with aggregate investor subscriptions totaling $11.8 million, were liquidated. And during 1997, five additional partnerships were liquidated with investor subscriptions totaling $9.3 million. Effective June 30, 1997, the remaining thirty-four partnerships were consolidated into Enex Consolidated Partners, L.P. Enex's receivables from the Predecessor Partnerships and its general partner capital balances in the Predecessor Partnerships were converted into limited partnership interests in the Consolidated Partnership. These interests, combined with Enex's limited partnership interests in the Predecessor Partnerships, gave Enex a 55.5% limited partner interest in the new Consolidated Partnership, together with a 4.1% carried revenue interest as the general partner of the Consolidated Partnership.

     Approximately 73% of Enex's estimated future net revenues from proved reserves at December 31, 1997 is attributable to its interests in the Consolidated Partnership, and approximately 27% is attributable to the properties owned directly by Enex after deducting the minority interest share of the Consolidated Partnership.

     In acquiring properties for its own account, Enex is required to avoid conflicts of interest with the Partnerships for which it acts as general partner. Such requirements may restrict Enex's operations for its own account. Enex is also contingently liable for partnership obligations.

     Due to the consolidation of the thirty-four Predecessor Partnerships, which resulted in Enex obtaining a 56.2% limited partnership interest in the Consolidated Partnership, the results of operations and financial condition of the Consolidated Partnership are reflected in the accompanying financial statements on a fully consolidated basis with Enex subsequent to June 30, 1997.

COMPETITION

     The business of exploring for, developing and producing oil and gas is intensely competitive. Enex competes with companies which have greater financial resources, larger staffs and labor forces, more equipment for exploration and longer operating experience than Enex. The oil and gas industry is dominated by a number of companies with greater assets and resources than Enex.

MARKETING AND PRICES

     The marketing and prices of oil and gas found and produced by Enex are affected by a number of factors which are beyond Enex's control, the exact nature of which cannot be accurately predicted. These factors include the quantity and price of crude oil imports, fluctuating supply and demand, the availability of adequate pipeline and other transportation facilities, the marketing of competitive fuels, state and federal regulation of oil and gas production, and distribution and other matters affecting the availability of a ready market. All of these factors are extremely volatile. In addition, in recent years there have been surpluses in crude oil and natural gas supplies which have caused a decline in oil and gas prices.

ENVIRONMENTAL AND CONSERVATION REGULATION

     State regulatory authorities in the states in which Enex owns producing properties are empowered to make and enforce regulations to prevent waste of oil and gas and to protect correlative rights and opportunities to produce oil and gas between owners of a common reservoir. Each of such regulatory authorities also regulates the amount of oil and gas produced by assigning allowable rates of production, which may be increased or decreased in accordance with supply and demand. Requirements regarding the prevention and clean-up of pollution and similar environmental matters are also generally applicable.

     The existence of such regulations has had no material adverse effect on Enex's operations to date, and the cost of compliance has not yet been material. There are no material administrative or judicial proceedings arising under such laws or regulations pending against Enex. Enex is unable to assess or predict the impact that compliance with environmental and pollution control laws and regulations may have on its future operation, capital expenditures, earnings or competitive position.

RECENT TAX LAWS

     The operations of Enex are affected by federal income tax laws, particularly those provisions of the Internal Revenue Code of 1986, as amended, which provide certain tax benefits to owners of economic interests in oil and gas properties. In general, the major sources of federal income tax deduction available to Enex are the deductions for the greater of cost depletion or percentage depletion, if available, depreciation of tangible lease and well equipment and the deduction for intangible drilling and development costs.

     Enex is subject to regular income tax at graduated rates up to a maximum 34% rate. Additionally, Enex may also be subject to the corporate alternative minimum tax which is imposed at a rate of 20%. Tax preference items which may cause Enex to incur the alternative minimum tax include the following:

          (1) excess of accelerated depreciation over depreciation using the alternative minimum tax lives and method;

          (2) the limitation on the deduction of net operating losses to 90% of Enex's alternative minimum taxable income (with the disallowed portion of the net operating loss carried over to other years); and

          (3) 75% of the excess of Enex's adjusted current earnings over its alternative minimum taxable income (determined without regard to such adjustment and prior to reduction by operating losses).

OIL AND GAS PROPERTIES

     Until 1986, Enex had acquired most of its interests in producing oil and gas properties through purchases made by the Partnerships. Prior to 1995, the Partnerships acquired approximately $200.7 million of producing oil and gas properties. Effective June 30, 1997, thirty-four limited partnerships consolidated to form Enex Consolidated Partners, L.P. in which Enex, as general partner, owns a 4.1% interest in net revenues and gains generated by properties owned by the Consolidated Partnership in addition to a 56.2% limited partnership interest.

     In addition to Partnership activities, Enex owns interests in 220 oil and gas productive properties for its own account and is the operator of 98 properties. The total properties for its own account and the Consolidated Partnership include interests in more than 11,000 producing wells in 15 states.

     As general partner, Enex has a 4.1% interest in the net revenues and gains generated by the Partnerships' properties in addition to its 56.2% limited partnership interest in the Consolidated Partnership. Unless otherwise indicated, quantitative information contained in this report regarding Enex's oil and gas properties, the production therefrom and related data includes Enex's indirect interest in the properties owned by the Partnership.

     The producing oil and gas properties in which Enex owns interests are all located within the United States. Enex's interests in these properties (including properties in which Enex's interest is derived through the Consolidated Partnership for which it acts as general partner) at December 31, 1997 are summarized below.

                                                                                  UNDEVELOPED
                                                              DEVELOPED ACRES        ACRES
                                                              ----------------   --------------
                                                               GROSS     NET     GROSS     NET
                                                              -------   ------   ------   -----
Working Interests...........................................  350,685   15,028    6,329   3,607
Royalty Interests...........................................  553,988    2,594   11,949   2,423

     "Developed acres" are acres spaced or assigned to productive wells.

     "Undeveloped acres" are those leased acres on which wells have not been drilled or completed to a point that permits the production of commercial quantities of oil and gas, regardless of whether such acreage contains proved reserves.

     A "gross acre" is an acre in which an interest is owned. The number of gross acres is the total number of acres in which such interest is owned.

     A "net working interest acre" is deemed to exist when the sum of fractional working interests owned in gross acres equals one. The number of net working interest acres is the sum of fractional working interests owned in gross acres expressed as a whole number.

     A "net royalty acre" is deemed to exist when the sum of fractional royalty interests owned in gross acres equals one. The number of net royalty acres is the sum of fractional royalty interests owned in gross acres expressed as a whole number.

PROPERTY ACQUISITIONS

     The following acquisitions were made by Enex during 1995:

East Seven Sisters
Acquisition:                 Royalty interests in the Gorman Gas Unit in Duval
                               County, Texas were purchased from four managed limited partnerships effective December 1, 1995 for $660,290.

Blair Acquisition:           Working interests in nine wells located in WWW
                               Field, Ward County, Texas were purchased from two managed limited partnerships effective December 1, 1995 for $18,450. This acquisition was sold in 1996.

Comite Acquisition:          Overriding royalty interests in four gas wells
                               located in East Baton Rouge Parish, Louisiana, were purchased from four managed limited partnerships for $89,880 effective December 1, 1995. This acquisition was sold in 1996.

     No acquisitions were made by Enex during 1996. The following acquisitions were made by Enex during 1997.

Corinne Acquisition:         Royalty and mineral interest in 16 wells in Corinne
                               Field, Monroe County, Mississippi, were purchased from one managed limited partnership for $78,750, effective December 1, 1997.

Byrum B Acquisition:         An overriding royalty interest in the Byrum 1-28
                               well located in Ononadago Field, Ingham County, Michigan was purchased for $15,000 from one of the managed limited partnerships, effective December 1, 1997.

Brighton Acquisition:        Working interests in two oil wells located in
                               Brighton Field, Livingston County, Michigan were purchased for $23,520 from one of the managed limited partnerships.

Elmac Acquisition:           A working interest in three wells in Otsego County,
                               Michigan was purchased from three managed limited partnerships for $67,314, effective December 1, 1997.

Speary Acquisition:          A working interest in seven wells located in Karnes
                               County, Texas were purchased from one of the managed limited partnerships for $55,000, effective December 1,1997.

NET OIL AND GAS PRODUCTION

     The following table shows for the years ended December 31, 1997, 1996 and 1995, the approximate production attributable to Enex's oil and gas interests, including interests derived through Enex's interests in the Partnerships. The figures in the table represent "net production"; i.e., production owned by Enex or the Partnerships and produced to Enex's interest after deducting royalty and other similar interests. All production occurred in the United States.

                                                                1995        1996       1997(3)
                                                              ---------   ---------   ---------
Crude oil and condensate (Bbls).............................    200,778     177,793     277,229
Natural gas -- leasehold or royalty (Mcf)...................  1,671,517   1,649,530   1,735,704
Natural gas liquids (Bbls)(1)...............................     35,388      34,316      33,019
Natural gas -- gas plant sales (Mcf)(1).....................     30,899     232,778     220,193

     The following table sets forth Enex's average sales price per barrel of oil, per Mcf of gas, per barrel of natural gas liquids ("NGL"), per Mcf of gas plant gas sales and average production cost per unit produced for the years ended December 31, 1997, 1996 and 1995:

                                                               1995     1996     1997
                                                              ------   ------   ------
Average sales price per Bbl of crude oil and condensate.....  $15.82   $19.42   $17.20
Average sales price per Mcf of natural gas..................    1.64     2.32     2.49
Average production cost per equivalent barrel of
  production................................................    5.49     6.19     6.93
Average sales price per Bbl of NGL(1).......................    9.07    13.34    12.16
Average sales price per Mcf of gas plant gas(1).............    1.51     1.96     2.73
Average production cost per equivalent Bbl of NGL
  production(1)(2)..........................................    6.89     9.10    11.35

---------------

(1) Natural gas liquids production and gas plant gas sales were obtained through gas processing plant ownership rather than through leasehold ownership.
(2) Includes cost of gas purchased at plants for processing.
(3) The 1997 results include the recognition of minority interest in Enex Consolidated Partners, L.P. on a fully consolidated basis after June 30, 1997.

     The following table shows, as of December 31, 1997, the approximate number of gross and net producing oil and gas wells in which Enex own interests, including wells in which Enex's interest is derived through its interests in the Consolidated Partnership:

     PRODUCTIVE OIL WELLS            PRODUCTIVE GAS WELLS
------------------------------   -----------------------------
         NET WORKING     NET             NET WORKING     NET
GROSS     INTEREST     ROYALTY   GROSS    INTEREST     ROYALTY
WELLS       WELLS       WELLS    WELLS      WELLS       WELLS
------   -----------   -------   -----   -----------   -------
11,145..   80.180       4.723    1,147     53.657      15.573

     "Productive wells" are producing wells and wells capable of production, including shut-in wells.

     A "gross well" is a well in which an interest is held. The number of gross wells is the total number of wells in which an interest is owned.

     A "net working interest ('W.I.') well" is deemed to exist when the sum of fractional interests owned in gross W.I. wells equals one. The number of net W.I. wells is the sum of the fractional interests owned in gross W.I. wells, expressed as whole numbers and fractions thereof.

     A "net royalty well" is deemed to exist when the sum of fractional interests owned in gross royalty wells equals one. The number of net royalty wells is the sum of the fractional interests owned in gross royalty wells, expressed as whole numbers and fractions thereof.

OIL AND GAS RESERVES

     Proved oil and gas reserves reported herein for Enex are based primarily on engineering studies performed by Enex's engineering staff. Proved oil and gas reserves reported herein for the Partnerships and for Enex's share of such Partnership reserves are based primarily on engineering studies performed by the petroleum engineering consulting firm of H. J. Gruy and Associates, Inc. The reserves included in this report are estimates only and should not be construed as exact quantities. Future conditions may affect recovery of estimated reserves and revenues, and all reserves may be subject to revision as more performance data becomes available. The proved reserves used in this report conform to the applicable definitions promulgated by the Securities and Exchange Commission. No major discovery or other favorable or adverse event that is believed to have caused a significant change in the estimated proved reserves has occurred since December 31, 1997.

DRILLING ACTIVITIES

     In 1997, Enex did not participate in any significant developmental drilling for its own account or as an operator of Partnership properties.

     In 1996, Enex and its affiliated Limited Partnerships participated in the drilling of twelve oil wells and six gas wells, all of which were successful. Enex owns a direct interest in two of the oil wells drilled -- at SW Muldoon field, Fayette County, Texas and North Buck Draw field, Campbell County, Wyoming. In conjunction with the Partnerships, three gas wells and one oil well were drilled at Sibley field, Webster Parish, Louisiana. Two oil wells were drilled in Oklahoma, and the remainder of the wells drilled were located in various fields in Texas.

     In 1995, Enex did not participate in any significant developmental drilling for its own account or as an operator of Partnership properties.

CURRENT ACTIVITIES

     Enex is continuing to acquire interests in producing oil and gas properties and to operate properties, both for its own account and for its managed limited partnerships. In February 1998, Enex received a tender offer from Middle Bay for all of Enex's outstanding shares at $15 cash per share. This tender offer expired on March 20, 1998 and was accepted by approximately 79% of the common shareholders. As such, the control of Enex was assumed by Middle Bay at the closing of the tender offer on March 27, 1998.

OFFICES

     Enex's corporate headquarters are at 800 Rockmead Drive, Three Kingwood Place, Kingwood, Texas, where it leases 10,219 square feet of office space.

LEGAL PROCEEDINGS

     Enex and one of its managed limited predecessor partnerships in which Enex owned general and limited partnership interests were named as parties to a lawsuit filed by Texas Crude, Inc. ("Texas Crude"). Texas Crude sought to recover legal and other fees totaling $600,000. In August 1993, a judgement was granted in favor of Texas Crude for $414,203, plus interest by the 101st Judicial District Court of Texas. Enex appealed the verdict and filed a counterclaim for funds that were wrongfully withheld by Texas Crude. In December 1994, the Fifth District Court of Appeals reversed the judgement of the trial court and rendered judgement in favor of Enex and the Partnership. Accordingly, a receivable was established. In 1997, Enex recognized $58,810 of interest from the outstanding judgement which totaled $338,860 at December 31, 1997.

     There are no other material pending legal proceedings to which Enex or any of its subsidiaries are a party or to which any of their properties are subject.

                            SELECTED FINANCIAL DATA

     The following selected financial data for Middle Bay for the years ended December 31, 1996 and 1997 and the three months ended March 31, 1997 and 1998 are derived from Middle Bay's audited and unaudited Financial Statements, respectively. Operating results for the three months ended March 31, 1997 and 1998 are not necessarily indicative of the results that may be expected for the entire fiscal year ended December 31, 1998. The selected financial data below should be read in conjunction with Middle Bay's audited and unaudited Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Proxy Statement/Prospectus.

                                                                             THREE MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,            MARCH 31,
                                             --------------------------   -------------------------
                                                 1997          1996          1998          1997
                                             ------------   -----------   -----------   -----------
                                                                                 (UNAUDITED)
Revenue
  Oil and gas sales........................  $ 10,213,047   $ 4,474,786   $ 2,632,248   $ 1,875,847
  Delay rental and lease bonus income......       975,347            --            --            --
  Other....................................       244,601       411,635       124,642        25,531
                                             ------------   -----------   -----------   -----------
  Total Revenue............................    11,432,995     4,886,421     2,756,890     1,901,378
Costs and Expenses
  Operating expenses, including production
     taxes.................................     3,848,627     1,516,011     1,184,048       642,847
  Exploration costs........................       222,608            --       745,713            --
  Impairment expense.......................    21,147,823       277,483            --            --
  Dryhole costs............................     1,118,838       428,598       468,951       181,338
  Depletion, depreciation and
     amortization..........................     4,567,063     1,184,713     1,118,136       479,045
  Interest.................................       671,081       504,945       255,453       135,875
  Stock compensation expense...............       202,500            --        33,750            --
  General and administrative...............     2,361,124       662,288     1,093,403       421,854
  Other....................................       317,469        32,012            --            --
                                             ------------   -----------   -----------   -----------
  Total Expenses...........................    34,457,133     4,606,050     4,899,454     1,860,959
Income (loss) before income taxes..........   (23,024,138)      280,371    (2,142,564)       40,419
Income tax expense (credit)................    (7,444,798)       74,871      (728,472)           --
                                             ------------   -----------   -----------   -----------
Net income (loss)..........................   (15,579,340)      205,500    (1,414,092)       40,419
Dividends to preferred stockholders........       604,712            --        67,945        62,889
                                             ------------   -----------   -----------   -----------
Net income (loss) available to
  stockholders.............................  $(16,184,052)  $   205,500   $(1,482,037)  $   (22,470)
                                             ============   ===========   ===========   ===========
Net income (loss) per common share
  Basic....................................         (4.76)         0.15         (0.22)        (0.01)
  Diluted..................................         (4.76)         0.14         (0.22)        (0.01)
Total assets...............................    37,252,572    13,184,980    61,737,748    25,355,156
Long-term debt.............................     9,714,713     5,158,477    24,499,568     5,289,586
Redeemable common stock....................            --       421,179            --       421,179
Dividends per share........................            --            --            --            --

                                                                             THREE MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,            MARCH 31,
                                             --------------------------   -------------------------
                                                 1997          1996          1998          1997
                                             ------------   -----------   -----------   -----------
                                                                                 (UNAUDITED)
Pro-Forma Operating Statement Information
  (Reflecting the Merger)
Pro-forma income (loss) before income
  taxes....................................  $(21,703,337)                $(2,770,302)
Pro-forma minority interest................  $ (1,012,449)                $  (348,190)
Pro-forma provision for income taxes.......  $ (7,339,958)                $  (823,518)
Pro-forma net income (loss)................  $(15,375,828)                $(2,294,974)
                                             ============                 ===========
Pro-forma preferred dividends..............  $    778,044                 $    67,945
Pro-forma net income (loss) available to
  stockholders.............................  $(16,153,872)                $(2,362,919)
Pro-forma net income (loss) per common
  share
  Basic....................................  $      (3.26)                $     (0.32)
                                             ============                 ===========
  Diluted..................................  $      (3.26)                $     (0.32)
                                             ============                 ===========
Pro-forma average common shares
  Basic....................................     4,959,664                   7,274,936
                                             ============                 ===========
  Diluted..................................     4,959,664                   7,274,936
                                             ============                 ===========

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with Middle Bay's Financial Statements and Notes thereto set forth herein.

RESULTS OF OPERATIONS

     The factors that most significantly affect Middle Bay's results of operations are (i) the sales price of crude oil and natural gas, (ii) the level of production volumes, (iii) the level of lease operating expenses, and (iv) the level of interest rates. Sales of production and level of borrowing are significantly impacted by Middle Bay's ability to maintain or increase its production from existing oil and gas properties or through its exploration and development activities. Sales prices received by Middle Bay for oil and gas have fluctuated significantly from period to period. The fluctuations in oil prices during these periods reflect market uncertainty regarding the inability of OPEC to control the production of its member countries, production from Iraq, as well as concerns related to the global supply and demand for crude oil. Gas prices received by Middle Bay fluctuate generally with changes in the spot market price for gas. Relatively modest changes in either oil or gas prices significantly impact Middle Bay's results of operations and cash flow and could significantly impact Middle Bay's borrowing capacity.

     The table below details the changes in oil and gas revenues, excluding plant and other revenues, caused by price and volume changes for the years ending December 31, 1997, 1996 and 1995.

                                                                 1997        1996       1995
                                                              ----------   --------   ---------
Oil Revenues
  Change due to volume......................................  $2,942,138   $ 32,436   $ 576,865
  Change due to price.......................................    (478,122)   437,285     102,558
  Total change..............................................   2,464,016    469,271     679,423
Gas Revenues
  Change due to volume......................................  $2,161,383   $149,921   $ 277,755
  Change due to price.......................................     201,483    708,386    (182,391)
  Total change..............................................   2,362,866    858,307      95,364

FISCAL 1997

     Total revenues for the twelve months ended December 31, 1997, of $11,433,000, were $6,546,000 higher than the same period in 1996. The increase in total revenues was due primarily to higher oil and gas revenues of $4,827,000, consisting primarily of a $2,464,000 increase in oil revenues and a $2,363,000 increase in gas revenues. Also contributing to the revenue increase was $920,000 in revenue from gas processing at the gas plant located at the Spivey Field and $975,000 in lease bonus and delay rental income on the fee mineral acreage in Louisiana. The gas processing plant was acquired in the February 28, 1997 Bison Merger. The increase in oil and gas revenues from 1996 to 1997 was primarily the result of increases in production which resulted from the Bison and Shore Mergers. Production from the Bison and Shore Mergers is included from March 1 and July 1, 1997, respectively. Production of oil and gas for the twelve months ended December 31, 1997, increased 133% and 96%, respectively, over the comparable period. During the twelve-month period ended December 31, 1997, Middle Bay sold 254,000 barrels of oil and 1,929,000 Mcf of gas, as compared to 109,000 barrels of oil and 983,000 Mcf of gas for the comparable period. Oil production for 1997 was 145,000 barrels higher due primarily to a 58,000 barrel increase from the Bison Merger and a 76,000 barrel increase from the Shore Merger. Gas production in 1997 was 946,000 Mcf higher due primarily to a 521,000 Mcf increase from the Bison Merger, a 335,000 Mcf increase from the Shore Merger and a 188,000 Mcf increase from the Riceville Acquisition. The price received on the gas sold in 1997 of $2.39 per Mcf was slightly higher than the $2.28 per Mcf received in the comparable period. Oil prices in 1997 of $18.38 per barrel were 9% lower than the $20.26 per barrel received in the comparable period.

     Middle Bay received approximately $975,000 in lease bonus and delay rental income on the fee mineral acreage acquired in the Shore Merger over the six-month period ending December 31, 1997.

     The increase in total revenues of $6,546,000 was less than the increase in total expenses, before income taxes, of $29,851,000. The principal reasons for the increase in the overall level of expenses are (1) increased oil and gas property impairment charge of $20,870,000; (2) increased lease operating and depletion expenses of $5,715,000 from properties acquired in the Bison and Shore Mergers which are included with Middle Bay's expenses from March 1 and July 1, respectively; and (3) increased G&A expenses of $1,699,000 due to increased number of employees from the Bison and Shore Mergers and higher overall administrative expenses due to the increased level of activity.

     In the fourth quarter of 1997, Middle Bay charged to impairment expense $21,148,000 versus $278,000 in the comparable period. The impairment expense was computed applying the guidelines of FAS #121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement requires that long-lived assets be reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. This review consists of a comparison of the carrying value of the asset with the asset's expected future undiscounted cash flows without interest costs. Expected undiscounted future cash flow is defined as "the future cash inflows expected to be generated by an asset less the future cash outflows expected to be necessary to obtain those inflows (undiscounted and without interest charges)." Independent oil and gas engineers determine the expected future undiscounted cash flows. To determine the expected future undiscounted cash flows of each property, the engineers estimated each property's oil and gas reserves, relied on certain information supplied by Middle Bay regarding the oil and gas reserves, applied certain assumptions regarding price and cost escalations, and applied certain discount factors for risk, location, type of ownership interest, category of reserves, operational characteristics and other factors. Estimates of expected future undiscounted cash flows are to represent management's best estimate based on reasonable and supportable assumptions and projections. If the expected future undiscounted cash flows exceed the carrying value of the asset, no impairment is recognized. If the carrying value of the asset exceeds the expected future undiscounted cash flows, impairment exists and is measured by the excess of the carrying value over the estimated fair value of the asset. Fair value is defined in the statement as the "amount at which the asset could be bought or sold in a current transaction between willing parties."

     The impairment expense in the current period of $21,148,000 was primarily attributable to impairments on three fields -- the Esther Field, Spivey Field and Wellman Field -- amounting to $8,394,000, $6,127,000 and $2,257,000, respectively. The Esther and Wellman Fields were acquired in the Shore Merger, and the Spivey Field was acquired in the Bison Merger. The impairment on the Esther Field in Vermilion Parish, Louisiana was due primarily to a change in the category of reserves from Proved Undeveloped to Probable Undeveloped and changes in the economics of the development of the reserves. The category of the reserves was changed due to an abandoned sidetrack attempt in February, 1998 by the operator on the Proved Undeveloped Reserves. The impairment on the Spivey Field was due primarily to a decrease in the level of oil prices and changes in the economics of the Proved Undeveloped Reserves due to information obtained from the wells drilled in 1997. The impairment on the Wellman Field in Terry County, Texas was due primarily to decreases in oil prices. Since July 1, 1997, the posted price of WTI crude oil has fallen from approximately $18.00 per barrel to $15.00 per barrel at December 31, 1997 or 17%. The total oil equivalent reserves of the Wellman Field are 95% oil. The remaining impairment expense of approximately $4,370,000 is attributable to several fields. The principal reasons for the impairment on these fields are the decrease in oil prices and the decrease or cessation of oil and gas production.

     Lease operating expenses of $3,849,000 increased by $2,333,000. The increase was due primarily to the Bison and Shore Mergers which increased lease operating expenses $1,067,000 and $915,000, respectively. Depletion expense of $4,567,000 increased by $3,382,000. Depletion increased primarily due to the Bison and Shore Mergers which increased depletion by $1,279,000 and $1,270,000, respectively. Interest expense of $671,000 increased by $166,000 due to a higher loan balance. Dry-hole expense of $1,119,000 increased by $690,000 due primarily to abandonment costs on three unsuccessful Exploratory Wells drilled in Louisiana -- the Shore Oil Company #1, the Sabine #1 and the Middle Bay Oil Company #1 -- with dry-hole costs of $311,000, $177,000 and $168,000, respectively. General and administrative expense of $2,361,000 increased by

$1,699,000, due primarily to higher salary expense of $724,000, higher professional fees of $347,000, higher office expenses of $128,000, and higher IRA/SEP/Other Bonus expenses of $123,000. The remaining increase in general and administrative expenses was over several expense categories and was due primarily to an increase in the overall level of activity at Middle Bay as a result of the Bison and Shore Mergers. The increase in salary expense is due to increases in salaries of existing employees and salaries associated with employees added in the Bison and Shore Mergers. At the time of the Bison Merger, seven employees occupied the Wichita, Kansas office. Effective August 1, 1997, only four employees will be occupying the Wichita, Kansas office -- the President of Bison, an engineer, geologist and secretary. The President of Shore, an engineer and a secretary were added in the Shore Merger. In addition, Middle Bay hired a land manager in July to manage Middle Bay's land and mineral records and an accounting supervisor in October to assist with the increased accounting workload. Stock compensation expense of $202,000 increased by $202,000 due to the vesting of 50% of the restricted stock granted to certain Company employees in February, 1997. The remaining 50% will fully vest on June 30, 1998. Other expenses of $317,000 increased $285,000 over the comparable period. The primary reason for the increase was expenses associated with the Bison and Shore Mergers.

     Middle Bay reported an operating loss of $23,024,000 for the year ended December 31, 1997, as compared to an operating profit of $280,000 in the comparable period.

     Middle Bay reported a deferred tax benefit of $7,451,249 for the year ended 1997 versus a deferred tax expense of $70,000 in the comparable period. The primary reason for the deferred tax benefit in 1997 was the oil and gas reserve impairment on the properties acquired in the Bison and Shore Mergers in 1997 and the NPC Merger in 1996. These three mergers were tax-free mergers, and the tax basis of the oil and gas properties acquired were carried over on Middle Bay's books at the merger dates. For accounting purposes, the three mergers were purchases and the oil and gas properties were recorded on Middle Bay's books at fair market value on the merger dates. The fair market value was much higher than the carryover tax basis and a deferred tax liability at the prevailing tax rate was recorded for the difference. The total deferred tax liability that was recorded on Middle Bay's books for the Bison, Shore and NPC Mergers was approximately $12 million. When the impairment reduced the carrying amount of the oil and gas properties for accounting purposes but not for tax purposes, the difference between the accounting and tax basis of the properties was reduced and the deferred tax liability was reduced accordingly, resulting in a deferred tax benefit.

     Middle Bay reported a net loss of $15,579,340 versus net income of $205,500 for the comparable period. Middle Bay paid preferred dividends of $605,000 in the current period and reported a net loss to common stockholders of $16,184,052 versus net income available to common stockholders of $205,000 for the comparable period. No preferred dividends were paid in 1996.

FISCAL 1996

     Total revenues for the twelve months ended December 31, 1996, of $4,886,000, were $1,348,000 higher than the comparable period. The increase in total revenues was due primarily to higher oil and gas revenues of $1,236,000, consisting primarily of a $469,000 increase in oil revenues and a $858,000 increase in gas revenues. Total revenues also increased due to higher other income of $199,000, due primarily to a gas contract settlement of $263,000. The increase in oil and gas revenues from 1996 to 1995 was primarily the result of higher oil and gas prices. Production of oil and gas for the twelve months ended December 31, 1996, increased 1% and 7%, respectively, over the comparable period. During the twelve-month period ended December 31, 1996, Middle Bay sold 109,000 barrels of oil and 983,000 Mcf of gas, as compared to 107,000 barrels of oil and 917,000 Mcf of gas for the comparable period. Oil production for 1996 was 1,600 barrels higher due to a 4,300 barrel increase from the successful wells in the Brigham Agreement, a 500 barrel increase in existing properties, and a decrease of 3,200 barrels from properties sold in 1996. Gas production in 1996 was 66,000 Mcf higher due to a 25,000 Mcf increase from the successful wells in the Brigham Agreement and a 78,000 Mcf increase in existing properties offset by a decrease of 37,000 Mcf from properties sold in 1996. The price received on the gas sold in 1996 of $2.28 per Mcf was higher than the $1.52 per Mcf received in the comparable period. Oil prices in 1996 of $20.26 per barrel were 25% higher than the $16.17 per barrel received in the comparable period.

     The increase in total revenues of $1,348,000 was more than the increase in total expenses of $646,000. Increases in dry-hole costs and depreciation and depletion expense accounted for approximately 91% of the total expense increase.

     Lease operating expenses of $1,516,000 increased by $79,000 as a result of higher expenses on existing properties of $138,000 and expenses on successful wells in the Brigham Agreement of $4,300 offset by reductions due to properties sold in 1996 of $63,000. Interest expense of $505,000 decreased by $15,000 due to lower interest rates and payments on principal in 1996. Dry-hole expense increased by $346,000 due primarily to abandonment costs of $421,000 associated with the unsuccessful wells drilled in the Brigham Agreement. Depletion expense of $1,397,000 increased by $256,000. Regular depletion of $1,119,000 increased by $134,000 due primarily to higher depletion on existing properties. Write-offs of proven properties in accordance with SFAS #121 of $277,000 increased by $121,000. Of the total writedown, 75% is from three single well fields in Louisiana. One of the fields was the Lake Decade Field which was a major property in 1995. It contributed $91,000 to cash flow in 1996 before it ceased producing in December 1996, resulting in an impairment expense of $59,000. The other two fields, which produced very little in 1996, were minor properties contributing less than $20,000 to cash flow in 1995, and producing impairment losses of $95,000 and $55,000. The remaining impairment expense resulted from several properties, none of which were significant properties in terms of discounted present value and were primarily mature, small properties that did not contribute significantly to Middle Bay's cash flow in 1996 and 1995. Depreciation expense of $60,000 decreased $15,000 due to lower depreciation on lease and well equipment and corporate office furniture and fixtures which are depreciated on an accelerated method which declines over the useful life of the asset. General and administrative expenses decreased by $3,900, due primarily to Middle Bay's lower 1996 SEP/IRA and 1% NPI contributions of $12,000 compared to the $60,000 in contributions in 1995, lower accounting expenses of $14,000 and lower miscellaneous expenses of $18,000 which were partially offset by higher travel and entertainment expenses of $47,000 and higher legal expenses of $12,000.

     Middle Bay reported an operating profit of $280,000 for the year ended December 31, 1996 as compared to an operating loss of $421,000 in 1995. If the 1996 nonrecurring credits of $303,000 consisting of the gas contract settlement of $263,00 and lease operating expense credit of $40,000, were offset against the 1995 nonrecurring expenses of $62,000, the operating loss would have decreased by $336,000.

     Middle Bay reported net income of $205,000 for the year ended December 31, 1996, versus a net loss of $331,000 for the comparable period.

THREE MONTHS ENDED MARCH 31, 1997 AND 1998

     Total revenues for the three months ended March 31, 1998 of $2,757,000 were $856,000 higher than the comparable period. The increase in total revenues was due principally to higher oil and gas revenues of $756,000.

     The increase in oil and gas revenues consisted primarily of a $364,000 increase in oil revenues and a $349,000 increase in gas revenues. The increase in oil and gas revenues was the result of higher oil and gas production. Production of oil increased 116% and production of gas increased 72%, over the comparable period. The oil production increase of 50,141 barrels and the gas production increase of 219,034 Mcf, were due primarily to the Shore Merger and the Riceville Acquisition. During the three month period ended March 31, 1998, the Company sold 93,260 barrels of oil and 521,556 Mcf of gas, as compared to 43,119 barrels and 302,522 Mcf for the comparable period. The average price received on the gas sold in 1998 of $2.28 per Mcf was 18% lower than the $2.77 per Mcf received in the comparable period. The average price received on the oil sold in 1998 of $13.94 per barrel was 36% lower than the $21.71 per barrel received in the comparable period.

     Total expenses increased by $3,038,000 over the comparable period. Due to the growth of the Company over the last twelve months, all categories of expenses increased.

     Lease operating expenses increased $541,000. The increase was due principally to the additional expenses on the properties acquired in the Bison and Shore Mergers.

     Depletion and depreciation expense increased by $639,000. Depletion was higher due to depletion on properties acquired in the Bison and Shore Mergers and the Riceville Acquisition.

     General and administrative expenses ("G&A") increased by $671,000. The increase in G&A consists primarily of a $236,000 increase in salaries, $132,000 in performance bonuses for the previous year and an increase of $247,000 in engineering, accounting and legal expenses. The increase in salary expense was due to increases in salaries of existing employees, salaries of new employees and salaries associated with employees added in the Bison and Shore Mergers. For the current period, the Company had seventeen full-time employees; eight employees were added through the Bison and Shore mergers and the Company hired a land manager and accountant and lost one employee. In addition, during the comparable period before the Bison Merger, the Company had eight full-time employees. The performance bonus was paid to certain key employees upon recommendation by the Compensation Committee after an appraisal of the Company's performance for the year ended 1997.

     Dryhole expenses increased by $288,000. In the current period the dryhole expense of $469,000 consisted principally of $199,000 for the dryhole on the South Highbaugh Prospect. Additional dryhole expenses of $102,000 on two dryholes on the Reflection Ridge Prospect and $130,000 on the Middle Bay Oil Co. #1 were expensed in the current period. The Reflection Ridge wells and the Middle Bay Oil Co. #1 were drilled and abandoned in the fourth quarter of 1997. Dryhole expenses in the comparable period consisted principally of costs through the Brigham Agreement.

     Geological and geophysical expenses ("G&G expenses") increased by $746,000. In the current period, the Company spent approximately $740,000 in G&G expenses on the Hawkins Ranch Prospect in Matagorda County, Texas. No G&G expenses were incurred in the comparable period.

     Stock compensation expense increased by $33,700 due to the vesting of the restricted stock granted to certain Company employees in February 1997. All of the stock will be vested by June 30, 1998.

     Interest expense increased by $120,000, due primarily to a higher loan balance.

     The Company reported an operating loss of $2,143,000 for the three months ended March 31, 1998 versus operating income of $40,000 for the comparable period.

     The Company reported a deferred income tax benefit of $728,000 in the current period. No deferred taxes were recorded in the comparable period.

     The Company reported a net loss of $1,414,000 for the three months ended March 31, 1998 versus net income of $40,000 for the comparable period. After considering the preferred stock dividend requirement of $68,000 in the current period and $63,000 in the comparable period, the Company reported a net loss available to common stockholders in the current and comparable periods of $1,482,000 and $22,000, respectively.

EFFECTS OF OIL AND GAS PRICE FLUCTUATIONS

     Fluctuations in the price of crude oil and natural gas significantly affect Middle Bay's operations and the value of its assets. As a result of the instability and volatility of crude oil and natural gas prices, financial institutions have become more selective in the energy lending area and have reduced the percentage of existing reserves that may qualify for the borrowing base to support energy loans.

     Middle Bay's principal source of cash flow is the production and sale of its crude oil and natural gas reserves which are depleting assets. Cash flow from oil and gas production sales depends upon the quantity of production and the price obtained for that production. An increase in prices permits Middle Bay to finance its operations to a greater extent with internally-generated funds, allow Middle Bay to obtain equity financing more easily and lessens the difficulty of attracting financing alternatives available to Middle Bay from industry partners and nonindustry investors. However, price increases heighten the competition for Leases and Prospects, increase the costs of exploration and development activities and increase the risks associated with the purchase of Producing Properties.

     A decline in oil and gas prices (i) reduces the cash flow internally generated by Middle Bay, which in turn reduces the funds available for servicing debt and exploring for and replacing oil and gas reserves, (ii) increases the difficulty of obtaining equity financing, (iii) reduces the number of Leases and Prospects available to Middle Bay on reasonable economic terms and (iv) increases the difficulty of attracting financing alternatives available to Middle Bay from industry partners and nonindustry investors. However, price declines reduce the competition for Leases and Prospects and correspondingly reduce the prices paid for Leases and Prospects. Furthermore, exploration and production costs generally decline, although the decline may not be at the same rate of decline of oil and gas prices.

     Since September, 1997, the price of oil has declined dramatically. The posted price of WTI crude oil has declined from a high of approximately $20.00 per barrel in October 1997 to lows in March 1998 of approximately $9 per barrel. The average posted price of WTI crude oil for the year 1997 was approximately $18 per barrel. As of May 31, 1998, Approximately 40% of Middle Bay's proved developed producing oil and gas reserves, on a BOE basis, are oil. If oil prices remain at or near the June 1998 levels, Middle Bay's revenue and cash flow will decrease relative to the year ended 1997. Gas prices peaked in November 1997, but decreased and have declined approximately 20% since December, 1997.

SEASONALITY

     The results of operations of Middle Bay are somewhat seasonal due to seasonal fluctuations in the price for natural gas. Generally, natural gas prices are higher in the first and fourth quarter of the year due to colder winter weather and resulting higher demand for natural gas during these months. Due to these seasonal fluctuations, results of operations for individual quarterly periods may not be indicative of results on an annual basis.

INFLATION AND CHANGING PRICES

     Inflation principally affects the costs required to drill, complete and operate oil and gas wells. In recent years, inflation has had a minimal effect on the operations of Middle Bay. Costs have generally declined over the near future due to the decrease in drilling activity in the United States. Unless increasing oil and gas prices spur large increases in industry activities, management believes costs will remain relatively stable over the next year.

CAPITAL RESOURCES AND LIQUIDITY -- FISCAL 1997 AND FISCAL 1996

     Cash flow from operations before working capital changes of $2,925,000 increased $1,225,000 over the comparable period. This increase was due a to $3,184,000 increase in oil and gas cash flow, an increase of $554,000 in other income offset by increases in general and administrative costs of $1,654,000, dry-hole costs of $691,000, interest expense of $166,000 and $1,000 in current income taxes. Increased oil and gas operations cash flow before working capital changes was principally the result of increases in oil and gas production. The other income increase was due primarily to lease bonus and delay rental income on the minerals acquired in the Shore Merger.

     Cash flow from operating activities for the year ending December 31, 1997, of $2,582,000 increased $1,193,000 over the comparable period. Changes in working capital reduced cash flow by $32,000 over the comparable period. Differences in the amount and timing of accrual and payment of payables and the accrual and receipt of revenues account for the changes in working capital.

     Additions to oil and gas properties were higher than the comparable period due to the Bison and Shore Mergers and increased acquisitions and drilling in the current period. The increase in the amount of cash used for debt payments was due primarily to the $2,105,000 refinancing of the term note assumed in the Shore Merger and the $385,000 of payments and refinancing on the note assumed in the NPC Merger. No principal payments have been required over the period April 1, 1996 to December 31, 1997 on Middle Bay's $6 million, $15 million and $50 million convertible loans. The increase in the proceeds from debt issued was due to the refinancing of the notes assumed in the Shore and NPC Mergers, $3,000,000 issued in the Riceville Acquisition and the financing of the leasehold and seismic costs in the amount of $385,000 associated with the

Reflection Ridge Prospect. The increase in proceeds from issuance of preferred stock was due to the preferred stock issued to finance portions of the Bison and Shore Mergers.

     Middle Bay's operating activities provided net cash of $2,582,000 for the year ending December 31, 1997. During this period, net cash from operations and cash on hand was used principally for exploratory and developmental drilling of $2,004,000, workovers of $431,000, exploration prospects of $415,000 and proved property acquisitions of $921,000. Debt proceeds were used to finance $3,000,000 of proved property acquisition and $285,000 of prospects. Common stock was issued for $260,000 of proved property acquisitions, excluding mergers. Of the $2,004,000 spent on exploratory and developmental drilling, approximately $420,000 was spent in the Brigham Agreement, $880,000 in the Spivey Field in Kansas, $100,000 in the Wellman Unit in Texas, and the remainder was spent on several wells in Louisiana, Mississippi and Oklahoma. Of the $431,000 spent on workovers, approximately $80,000 was spent at Wild Fork Creek Field in Alabama, $44,000 at the Wright Field in Louisiana, $30,000 at Magnolia in Arkansas and $25,000 at Lake Trammel Field in Texas. The remaining amount was spent on several different properties. The $700,000 total amount spent on prospects consisted primarily of $286,000 on Reflection Ridge in Kansas, $232,000 on Hawkins Ranch in Texas, $67,000 on the Sherburne Prospect in Louisiana, $31,000 on the Quarry Prospect in New Mexico and $55,000 on S. Highbaugh in Texas. Middle Bay spent $7,140,000 on the Bison Merger. This includes the $1,446,000 in non-oil and gas assets, which were subsequently sold for the amount paid. Middle Bay spent $514,000 on the Shore Merger. Amounts spent on debt retirement consisted principally of the payment in full of the note assumed in the Shore Merger of $2,105,000, monthly principal payments on the $385,000 term note assumed in the NPC Merger and the refinancing of the NPC term note of $274,000. The principal payments on the $6 million convertible loan were suspended when Middle Bay converted the $5.6 million term note to a $6 million convertible loan on April 3, 1996.

     Middle Bay incurred $1,119,000 in dry hole costs consisting principally of three wells drilled in Louisiana and one well drilled in Oklahoma. The Louisiana wells were the Shore Oil Company #1, the Sabine #1 and the Middle Bay Oil Company #1 with dry-hole costs of $311,000, $177,000 and $168,000, respectively. The Oklahoma well was the Hannah #1 with a dry hole cost of $301,000.

     Middle Bay incurred $223,000 in geological and geophysical costs ("G&G Costs") which consisted primarily of $130,000 in geological and geophysical costs on the Reflection Ridge Prospect and $62,000 on the Hawkins Ranch Prospect. The above discussion of capital costs does not include amounts expensed as dry hole and geological and geophysical costs.

     Middle Bay had current assets of $4,223,000 and current liabilities of $2,891,000, which resulted in working capital of $1,332,000 at December 31, 1997. This was an increase of $546,000 from working capital of $786,000 at December 31, 1996. Working capital increased primarily due to increased cash flow from operations, cash proceeds from stock option exercises, and no monthly principal payments on the Convertible Loan, offset partially by increased amounts spent on exploratory and developmental drilling and working capital changes. The current maturity of long-term debt was higher in 1997 because of the larger principal balance requiring payment in the following year. In 1997, the $50 million Convertible Loan requires principal payments beginning April 1, 1998 versus the $6 million Convertible Loan requiring principal payments beginning October 1, 1997 in the comparable period. Middle Bay's current ratio of 2.78, calculated under the terms of the Convertible Loan which excludes stockholder receivables and debt due under the $50 million Convertible Loan, is in excess of the 0.90 to 1.00 required.

THREE MONTHS ENDED MARCH 31, 1997 AND 1998

     Cash flow from operating activities for the three months ended March 31, 1998 of $1,564,000 increased $868,000 over the comparable period. The increase was due primarily to working capital changes offset by a decrease in cash flow from higher geological and geophysical expenses, higher dry-hole expenses and higher general and administrative expenses. Cash flow from oil and gas properties increased $216,000 over the comparable period. Oil and gas prices decreased 36% and 18%, respectively, while oil and gas production increased 116% and 72%, respectively. The change in working capital increased cash flow by $2,091,000 over the comparable period. The change in working capital was caused principally by timing differences in the payment of expenses and receipt of revenues. The cash flow to debt coverage ratio of 203.62 is greater than the 1.25 required under the $100 million credit facility. There were no required principal payments under the $100 million credit facility in the current period.

     Additions to oil and gas properties were higher than the comparable period due primarily to the increased drilling activity. The amount spent on acquisitions is higher due to the Enex acquisition (the "Enex Acquisition") which closed March 27, 1998. Middle Bay acquired approximately 79% of Enex common stock for cash in a tender offer that expired March 27, 1998. The increase in the amount of cash used for debt payments was due to replacement of the $50 million Convertible Loan, with a principal balance of $10,956,000, with the $100 million credit facility. No monthly principal payments have been required over the period April 1, 1997 to March 31, 1998 on Middle Bay's $6 million, $15 million and $50 million Convertible Loans. The increase in the proceeds from debt issued was due to the proceeds from the $100 million credit facility which were used to replace the $50 million Convertible Loan and to finance the Enex Acquisition. No preferred stock was issued in the current period versus the $6 million issued under the Preferred Stock Agreement with Kaiser-Francis in the comparable period. Kaiser-Francis converted all of the Series A Preferred Stock on January 31, 1998.

     Middle Bay's operating activities provided net cash of $1,564,000 for the three-month period ended March 31, 1998. During this period, net cash from operations and cash on hand was used principally for acquisitions and exploratory and developmental drilling. Approximately $149,000 was spent to acquire a well in the Spivey Field. Approximately $650,000 was spent on exploratory drilling. The principal exploratory wells in the current period were the S. Highbaugh Prospect well ($199,000), the Sherburne Prospect well ($219,000) and the Middle Bay Oil Co. #1 well ($130,000). Approximately $900,000 was spent on developmental drilling. The principal developmental well drilled in the current period was the Kuehling #1 sidetrack ($529,000) which was unsuccessful. Additional developmental drilling was done in the Convis, Custer City, Lake Trammel, Spivey and Wellman Fields. Middle Bay spent approximately $15,966,000 on the Enex Acquisition which was financed entirely with debt proceeds from the $100 million credit facility. Amounts spent on debt retirement consisted principally of the replacement of the $50 million convertible loan.

     Middle Bay had current assets of $9,575,000 and current liabilities of $7,100,000, which resulted in working capital of $2,475,000 as of March 31, 1998. This was an increase of $1,162,000 from the working capital of $1,313,000 as of December 31, 1997. Working capital increased primarily due to working capital acquired in the Enex Acquisition. Middle Bay's working capital at March 31, 1998, before the Enex transaction, was $132,000. Middle Bay's current ratio of 2.07, calculated under the terms of the $100 million credit facility, which excludes stockholder receivables and debt due under the $100 million credit facility, was in excess of the 0.90 to 1.00 required.

     In general, because natural gas and oil reserves are depleted by production, Middle Bay's success is dependent upon the results of its acquisition, development and exploration activities. Middle Bay's strategy is to acquire and develop proved producing and proved undeveloped properties, enhance and exploit its existing properties for reserves and to invest in a limited amount of exploratory and developmental drilling projects. Middle Bay expects to incur a minimum of $2,300,000 in capital expenditures over the next twelve months for exploratory and developmental activities. The capital expenditures for drilling are expected to be allocated to recomplete a well in the Esther Field for $400,000, drill a well on the Sherburne Prospect for $288,000, on the
S. Highbaugh Prospect for $150,000, on the Quarry Prospect for $140,000 and shoot, process and interpret seismic and acquire leases on the Hawkins Ranch Prospect for $1,300,000. The developmental and exploratory drilling activities will be funded by internally generated cash flows. Capital expenditures above $2.3 million will be contingent on a number of factors including current and expected prices of oil and gas, timing of completion of 3-D seismic data acquisition on the Hawkins Ranch Prospect, results of exploration and development drilling and potential additional mergers and acquisitions Middle Bay is currently evaluating.

     As of March 16, 1998, Middle Bay had funded the sidetracking of the Kuehling #1 well in the Esther Field for $400,000 and a well in the S. Highbaugh Prospect in Tyler County, Texas for $150,000. The operator abandoned the recompletion attempt after encountering a split casing, and the well in S. Highbaugh was a dry hole. In addition, Middle Bay purchased additional interest and seismic on the Hawkins Ranch Prospect for approximately $250,000.

     Under the terms of the Janex Acquisition, Middle Bay has a contingent obligation to repurchase 142,107 common shares issued in the Janex Acquisition, upon written notice delivered to Middle Bay, beginning five years after the closing date and continuing for thirty days thereafter, at a price of $6.00 per share. This obligation shall terminate if Middle Bay's stock trades at a share price of $8.00 or greater for twenty consecutive trading days during the thirty-six month period ending November 1, 1998. At the close of trading on April 7, 1997, Middle Bay's common stock had traded at an ask price that was equal to, or exceeded, $8.00 per share for twenty consecutive trading days. Therefore, the contingent obligation represented by the redeemable common stock balance on Middle Bay's balance sheet in the amount of $421,179 was reclassified to additional paid-in capital effective April 7, 1997.

     On April 3, 1996, the Bank converted its $5.6 million term note into a $6.0 million, one-year, revolving line-of-credit (the "$6 million Convertible Loan"), effective April 1, 1996. The $6 million Convertible Loan required monthly payments of interest only at prime plus 1.5% and converted into a term note payable in seventy-one consecutive equal monthly principal and interest payments at prime plus 1.5%, with the remaining principal and interest payment due on March 31, 2003. Effective, March 31, 1997, Middle Bay refinanced the $6 million Convertible Loan at its current principal balance of $5,186,596 with a $15 million Convertible Loan. The $15 million Convertible Loan required monthly payments of interest only at prime for one year and converts into a term note payable in seventy-one consecutive equal monthly principal and interest payments at prime, with the remaining principal and interest payment due on March 31, 2004. The $15 million Convertible Loan also required payment of a commitment fee equal to an annual rate of three-eighths percent of the excess of the borrowing base over the principal balance of the convertible note. Effective September 1, 1997, Middle Bay refinanced the $15 million Convertible Loan at its current principal balance of $5,851,298 with a $50 million Convertible Loan. The $50 million Convertible Loan requires monthly payments of interest only at a fixed rate of Libor plus 1.75% as long as the principal amount of the loan is less than 75% of the current borrowing base of $15 million. If the principal amount of the loan is greater than or equal to 75% of the borrowing base, the rate increases to Libor plus 2.75%. Middle Bay has the option of switching to a floating prime rate. The $50 million Convertible Loan converts into a term note payable in seventy-one consecutive equal monthly principal and interest payments at prime, with the remaining principal and interest payment due on March 31, 2004. The $50 million Convertible Loan also requires payment of a commitment fee equal to an annual rate of three-eighths percent of the excess of the borrowing base over the principal balance of the convertible note. The principal balance of the $50 million Convertible Loan at December 31, 1997 was $10,956,298. The $50 million Convertible Loan was refinanced with the previously discussed $100 million credit facility.

     On September 4, 1996, Middle Bay signed a Preferred Stock Agreement with Kaiser-Francis. The Preferred Stock Agreement provides for the purchase of 1,666,667 shares of Series A by Kaiser-Francis over a five-year period, beginning September 4, 1996, with minimum incremental investments of $500,000 each. Each issuance is subject to approval by Kaiser-Francis of the use of proceeds. The Series A was nonvoting and accrued dividends at 8% per annum, payable quarterly in cash. At December 31, 1997, 100% of the Series A had been issued to partially finance the NPC, Bison and Shore Mergers, and in January, 1998, Kaiser-Francis converted 100% of the Series A into 3,333,334 shares of Middle Bay Common Stock.

     In connection with the merger with Shore Oil Company, effective June 30, 1997, the Company issued 266,667 shares of Series B Preferred Stock ("Series B"). The Series B is nonvoting and pays no dividends. The Series B has a liquidation value of $7.50 per share and is junior to the Series A Preferred. For a period of sixty-six months subsequent to June 30, 1997 any holder of the Series B may convert all or any portion of Series B shares into Company Common Stock ("Common") at a ratio of one share of Common for each Series B share, or at any time on or after January 1, 1998, the holders may convert a portion of their Series B shares based on a conversion method whereby a number of convertible Series B shares are exchanged using the Alternative Conversion Factor, which is calculated as the increase in value of approximately 40,000 net mineral acres in South Louisiana owned by the Company at the end of the year divided by $8 million.

     The Alternative Conversion Factor is then multiplied by 1,066,000 to arrive at the potential converted number of common shares received. Upon expiration of the conversion period, unless the Company has given notice to redeem the Series B, all of the shares of Series B shall be automatically converted. In no event shall the aggregate total number of shares of Common into which the Series B are converted be less than 266,667 shares or exceed 1,333,333 shares, unless further increased for any anti-dilution provisions.

     Middle Bay's liquidity position and current and anticipated cash flows from operations remain adequate for its general requirements. However, because future cash flows and the availability of financing are subject to a number of variables, such as the level of production and prices received for gas and oil, there can be no assurance that Middle Bay's capital resources will be sufficient to maintain planned levels of capital expenditures.

CAPITAL EXPENDITURES -- FISCAL 1997 AND FISCAL 1996

     Total capital expenditures, excluding mergers, for oil and gas properties in fiscal 1997 and 1996 were $7,316,000 and $1,597,000, respectively. Total capital expenditures for mergers in 1997 and 1996 were $27,586,000 and $2,618,000, respectively. Total capital expenditures for dry holes and G&G in 1997 and 1996 were $1,341,000 and $429,000, respectively.

FUTURE CAPITAL REQUIREMENTS

     The Company has made and will continue to make, substantial capital expenditures for acquisition, development and exploration of oil and natural gas reserves. In fact, because the Company's principal natural gas and oil reserves are depleted by production, its success is dependent upon the results of its acquisition, development and exploration activities.

     The Company, excluding Enex and Service Drilling, expects to incur a minimum of approximately $1,400,000 in capital expenditures over the next twelve months. The Company expects that available cash, cash flows from operations and cash proceeds from asset sales of certain non-core properties will be sufficient to fund the planned capital expenditures through 1998 in addition to funding interest and principal requirements on the $100 million Revolver. However, the Company may require additional borrowings under the $100 million Revolver or additional equity funding to raise additional capital to fund any acquisitions.

     Because future cash flows and the availability of financing are subject to a number of variables, such as the level of production and prices received for gas and oil, there can be no assurance that the Company's capital resources will be sufficient to maintain planned levels of capital expenditures.

     Middle Bay does not anticipate that it will incur any significant expenditures to address year 2000 issues, nor do year 2000 issues represent a known material event or uncertainty to Middle Bay. To the extent that Middle Bay may be adversely affected by year 2000 issues of its suppliers, customers and other entities, Middle Bay does not believe it will be more adversely affected than other companies in its industry with similar operations.

                            SELECTED FINANCIAL DATA

     The following selected financial data for Enex for the years ended December 31, 1996 and 1997 and the three months ended March 31, 1997 and 1998 are derived from Enex's audited and unaudited Financial Statements. Operating results for the three months ended March 31, 1997 and 1998 are not necessarily indicative of the results that may be expected for the entire fiscal year ended December 31, 1998. The selected financial data below should be read in conjunction with Enex's audited and unaudited Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Proxy Statement/Prospectus.

                                            YEARS ENDED DECEMBER 31,     THREE MONTHS ENDED MARCH 31,
                                           ---------------------------   ----------------------------
                                               1997           1996           1998            1997
                                           ------------   ------------   -------------   ------------
                                                                                 (UNAUDITED)
Revenue
  Oil and gas sales......................  $  9,093,316   $  7,286,738   $  2,104,602    $ 1,699,330
  Gas plant sales........................     1,002,326        915,593         17,733        347,786
  Gain on sale of property...............       923,654        258,786        671,923        237,518
  Other..................................       444,303        135,727          9,999         25,508
                                           ------------   ------------   ------------    -----------
          Total Revenue..................    11,463,599      8,596,844      2,804,257      2,310,142
Costs and Expenses
  Operating expenses, including
     production taxes....................     4,774,532      3,582,422      1,002,651        953,652
  Impairment expense.....................            --      3,908,370             --             --
  Depletion, depreciation and
     amortization........................     1,633,771      1,338,602        548,028        235,893
  Interest...............................            --         12,429             --             --
  General and administrative.............     2,061,090      1,826,762      1,416,407        416,780
                                           ------------   ------------   ------------    -----------
          Total Expenses.................     8,469,393     10,668,585      2,967,086      1,606,325
Income (loss) before minority interest
  and income taxes.......................     2,994,206     (2,071,741)      (162,829)       703,817
Minority interest........................    (1,012,449)      (342,761)      (348,190)      (184,144)
                                           ------------   ------------   ------------    -----------
Income (loss) before income tax..........     1,981,757     (2,414,502)      (511,019)       519,673
Income tax expense (credit)..............        16,082        (92,981)       (86,700)        18,021
                                           ------------   ------------   ------------    -----------
Net Income (Loss)........................  $  1,965,675   $ (2,321,521)  $   (424,319)   $   501,652
                                           ============   ============   ============    ===========
Net income (loss) per Common Share
  Basic..................................          1.45          (1.70)         (0.32)          0.37
                                           ============   ============   ============    ===========
  Diluted................................          1.37          (1.70)         (0.32)          0.35
                                           ============   ============   ============    ===========
          Total Assets...................    20,001,802     15,075,378     19,282,544     15,284,086
Long-term debt...........................            --             --             --             --
Dividends per share......................          0.40           0.25             --             --

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The forward-looking statements contained herein are based on various assumptions, many of which are based, in turn, upon further assumptions. Enex's expectations, beliefs and projections are expressed in good faith and are believed by Enex to have a reasonable basis, including without limitation management's examination of historical operating trends, data contained in Enex's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished.

     In 1997, Enex recognized an increase in revenues and cash flows mainly due to increased interest in Enex Consolidated Partners L.P. Net gains from the sales of properties, together with relatively lower operating expenses, allowed Enex to increase net income by 24% from 1996, absent a $3.9 million impairment in 1996. Effective June 30, 1997, thirty-four of Enex's managed limited partnerships (the "Predecessor Partnerships") were consolidated to form Enex Consolidated Partners, L.P. (the "Consolidated Partnership"). In conjunction with the Consolidation, Enex converted its receivables from the limited partnerships and its capital interests in the Predecessor Partnerships into limited partner units in the Consolidated Partnership. As a result, Enex owns a 55.5% limited partnership interest in the Consolidated Partnership. As such, the results of operations and financial condition subsequent to June 30, 1997 have been fully consolidated in the attached financial statements and minority interest recognized. At December 31, 1997, Enex had a current ratio of 7.37 with no long-term debt.

LIQUIDITY AND CAPITAL RESOURCES

     Operating activities provided cash flow of $2,519,016 in 1997, as compared to $3,020,581 in 1996 and $2,541,845 in 1995. The lower cash flow in 1997, as compared to 1996, was primarily the result of an $860,422 decrease in accounts receivable in 1996, as compared to a similar decrease of $180,213 in 1995. The higher cash flows in 1996 as compared to 1995 were primarily the result of higher revenues.

     In 1997, Enex had no long-term debt. In May 1996, Enex fully repaid its long-term debt with repayments of $850,000 in the first five months of 1996. Enex repaid a net of $1,074,000 of its long-term debt in 1995.

     In 1997, proceeds from the sales of property added $1,639,855 to Enex's cash flow. In 1996 and 1995, proceeds from the sale of property added $555,557 and $991,632, respectively. Receipts collected on notes receivable from managed limited partnerships added $16,902 and $49,816 in 1996 and 1995, respectively.

     A significant portion of Enex's cash flow has continued to be reinvested in oil and gas properties. A total of $758,585, $1,333,111 and $1,927,925 was used for the acquisition and development of oil and gas properties during 1997, 1996 and 1995, respectively. In 1997, $466,188 was used for the acquisition of oil and gas properties through the purchase of additional interests in the partnership. In 1997, Enex purchased royalty interests in 16 wells in Corinne Field, Monroe County, Mississippi for $78,750, an overriding royalty interest for $15,000 in the Byrum 1-28 well in Ononadago Field, Ingham County, Michigan and working interests in 2 wells in Brighton Field, Livingston County, Michigan for $23,520, 3 wells in Otsego County, Michigan for $67,314, and 7 wells in Karnes County, Texas for $55,000, all from managed limited partnerships. In 1996, Enex drilled eighteen developmental oil and gas wells, including, wells in the Sibley Field, Webster Parish, Louisiana, which added 750,000 MCF of gas equivalent to reserves. In 1995, Enex acquired royalty interests in the Gorman gas unit in Duval County, Texas, overriding royalty interests in four gas wells located in East Baton Rouge Parish, Louisiana and working interests in nine wells located in WWW Field, Ward County, Texas from managed limited partnerships for $660,290, $89,880 and $18,450, respectively.

     Enex increased its semi-annual dividend to its shareholders in December 1997 from $.15 per share to $.25 per share with the payment of a $.10 per-share special dividend. Enex utilized $530,652 of cash flow to pay $.40 per share of dividends in 1997. In 1996 and 1995, Enex utilized $345,542 and $268,200, respectively, to pay dividends of $.25 and $.20 per share, respectively.

     In 1997, Enex continued its stock repurchase program, utilizing $1,375,637 to purchase 131,500 shares of its common stock. In 1996, Enex utilized $333,250 to purchase 34,494 shares of its common stock.

     As a result of the higher net income in 1997 and the recognition of minority interest in the Consolidated Partnership, working capital increased to $5,595,347 at December 31, 1997, from $3,969,402 at December 31, 1996. At
December 31, 1997, Enex's current ratio was 7.37, and it had no long-term debt.

RESULTS OF OPERATIONS

     In 1997, Enex recorded net income of $1,965,675 or $1.45 per share. This compares to a loss of $2,321,521 or $1.70 per share in 1996, and net income of $1,269,400 or $.96 in 1995. The loss in 1996 was a result of a $3,908,370 nonrecurring impairment of property. Absent this impairment, Enex earned $1,586,849 in 1996. The increase in net income from 1996 to 1997 was primarily the result of increased revenues resulting form the conversion of receivable and capital balances into limited partnership interest in the Consolidated Partnership, coupled with relatively lower operating costs. Revenues and expenses shown in the accompanying financial statements record Enex and Enex Consolidated Partners, L.P. on a fully Consolidated basis subsequent to June 30, 1997.

     Oil, natural gas and gas plant sales were $10,095,642 in 1997, $8,202,331 in 1996 and $6,594,438 in 1995. Sales increased by $1,893,311 or 23% in 1997 from 1996. Oil sales increased by $1,316,289 or 38% in 1997 from 1996. A 56% increase in oil production increased oil sales by $1,931,047. This increase was partially offset by a 12% decrease the average oil sales price. Gas sales increased by $490,289 or 13%. A 5% increase in gas production increased sales by $199,924. A 7% increase in the average gas sales price increased gas sales an additional $290,365. Gas plant sales increased by $86,733 or 9%. A 15% increase in the average sales price of gas plant products increased sales by $128,976. This increase was partially offset by a 5% decrease in the production of gas plant products. The increases in oil and gas production were primarily the result of the recognition of the Consolidated Partnership on a fully Consolidated basis after June 30, 1997. The decrease in gas plant production was primarily due to natural production decline. The decrease in average oil sales prices corresponds with lower prices in the overall market for the sale of oil. The increases in the average gas and gas plant products sales prices correspond with higher prices in the overall markets for the sale of gas and gas plant products.

     Oil, natural gas and gas plant gas sales increased by $1,607,893 or 24% from 1995 to 1996. Oil sales increased $277,366 or 9% in 1996 from 1995. A 23% increase in the average oil sales price increased oil sales by $640,966. This increase was partially offset by an 11% decrease in oil production. Gas sales increased by $1,084,708 or 39% in 1996 from 1995. A 41% increase in the average gas sales price increased sales by $1,120,862. This increase was partially offset by a 1% decrease in gas production. Gas plant sales increased by 37% or $245,819. A 38% increase in the average sales price of gas plant products increased sales by $252,701. This increase was partially offset by a 1% decrease in the production of gas plant products. The decreases in production were primarily the result of natural production declines, partially offset by the development of eighteen oil and gas wells in 1996. The increases in average sales prices corresponded with higher prices in the overall market for the sale of oil, gas and gas plant products.

     Other revenues were a net $226,658 in 1997 as compared with $88,259 in 1996 and $687,401 in 1995. Such revenues included rig rental revenues of $83,239, $153,346 and $106,144 in 1997, 1996 and 1995, respectively. Also included in the 1997 amount were $50,000 for the sale of a drilling rig, and $20,000 from a lawsuit settlement on the Dover Hennessey gas plant. Also included in 1996 and 1995 amounts were a net loss of $125,015 on the liquidation of managed partnerships and a $393,980 gain recognized from the early receipt of notes receivable in 1996 and 1995, respectively. The increase in other revenues in 1997 was primarily the result of the sale of the drilling rig. The decrease in other revenues in 1996 from 1995 was primarily due to the loss arising from the liquidation of managed limited partnerships in 1996 and the $393,390 gain recognized in 1995 on the collection of notes receivable. The receipt of unrecognized noted receivable was accelerated in 1995 as a result of the liquidation of four managed limited partnerships.

     General and administrative expenses increased to $2,061,090 in 1997 from $1,826,762 in 1996. In 1995, such expenses were $1,689,742. This represents an increase of $234,328 from 1996 to 1997. This increase was primarily the result of the recognition of minority interest in the Consolidated Partnership. The increase of

$137,020 from 1995 to 1996 was primarily the result of the additional interests acquired in managed limited partnerships in 1996.

     Lease operating expenses were $3,455,717 in 1997 as compared to $2,490,701 in 1996 and $2,322,509 in 1995. Lease operating expenses increased by $965,016 or 39% from 1996 to 1997. The increase was primarily a result of the increased production, as noted above, resulting from the recognition of minority interest in the Consolidated Partnership. The increase of $168,192 or 7% from 1995 to 1996 was primarily the result of the increased production noted above.

     Depletion, depreciation and amortization expense ("DD&A") was $1,633,771 in 1997, $1,338,602 in 1996 and $1,909,857 in 1995. DD&A increased by $295,169 or
22% from 1996 to 1997. The changes in production noted above increased DD&A by $281,530. A 1% increase in the depletion rate increased DD&A by an additional $13,639. The increase in the DD&A rate in 1997 was primarily the result of a downward revision of the gas reserves during December 1997, partially offset by an upward revision of the oil reserves. DD&A decreased by $571,255 or 30% from 1995 to 1996. A 26% decrease in the depletion rate reduced DD&A by $476,636. The changes in production noted above reduced DD&A by an additional $94,619. The decrease in the depletion rate was primarily the result of the recognition of a nonrecurring impairment of $3,908,370 in the first quarter of 1996, coupled with upward revisions of the oil and gas reserves during December 1996.

     In 1997, Enex earned $217,645 of net interest income as compared to $35,039 in 1996. Enex incurred $117,062 of net interest expense in 1995. Net interest income increased in 1997 from 1996 due to the return on investment of excess cash during 1997. The higher interest expense in 1995 was due to the outstanding debt during 1995.

     Enex recognized deferred income tax expense of $16,082 in 1997. This compares to the recognition of deferred income tax credits of $92,981 and $399,658 in 1996 and 1995, respectively. The income tax expense represents the utilization of Enex's deferred tax asset in 1997. The income tax credits represent the recognition of a portion of Enex's deferred tax asset that is expected to be realized in future years. At December 31, 1997, Enex had a substantial deferred tax asset of $6,105,148. Due to uncertainties inherent in the oil and gas market, a valuation allowance reserved all but $725,328 of the asset.

FUTURE OUTLOOK

     Enex does not anticipate that it will incur any significant expenditures to address year 2000 issues, nor do year 2000 issues represent a known material event or uncertainty to Enex. To the extent that Enex may be adversely affected by year 2000 issues of its suppliers, customers and other entities, Enex does not believe that it will be more adversely affected than other companies in its industry with similar operations.

     In 1997, Enex generated higher revenues and cash flows as result of obtaining a greater interest in the Consolidated Partnership. This allowed Enex to increase its cash position and working capital. During 1997, five partnerships were liquidated and the remaining thirty-four managed limited partnerships were combined to form one partnership, Enex Consolidated Partners, L.P. This restructuring allowed a revamping of administrative processes, yielding further reductions in general and administrative expenses.

     In February 1998, Middle Bay, an independent oil and gas producer, issued a tender offer to purchase all of Enex's outstanding common stock at $15 cash per share. The tender offer expired on March 20, 1998, with approximately 79.2% of the outstanding shares of common stock of Enex tendered to Middle Bay. The aggregate amount to be paid by Middle Bay was $15,960,480 in cash, plus payments totalling $826,250 to holders of options to purchase 143,000 shares of Enex stock. As a result, Enex became a subsidiary of Middle Bay upon the closing of the tender offer on March 27, 1998.

     On March 17, 1998, the Enex Board of Directors took the following steps in order to facilitate Middle Bay's tender offer:

          (1) Added three (3) Middle Bay nominees to the Enex Board of Directors to facilitate the transfer of control of Enex to Middle Bay. The three new directors, whose appointment increased total board membership from six to nine members, are Middle Bay's President, John J. Bassett, its Vice President for Corporate Development, Stephen W. Herod, and one of its nonemployee directors, Gary R. Christopher.

          (2) Approved the acquisition of the tendered shares of Enex common stock by Middle Bay pursuant to Section 203 of the Delaware General Corporation Law; and

          (3) Amended the Rights Agreement between Enex and its transfer agent, American Stock Transfer, Incorporated, dated September 4, 1990, as amended through April 12, 1994, to make the stock purchase rights created by the agreement inapplicable to transactions which are approved by Enex's Board of Directors and to increase the rights exercise price to $33.00 to reinstate the approximate ratio between the exercise price and the market price of Enex common stock, prior to Middle Bay's tender offer, to that which was in effect (approximately 3 to 1) when the rights were created.

     In addition, Gerald B. Eckley and the five other Enex directors elected by Enex's stockholders -- Robert D. Carl, III, William C. Hooper, Jr., Martin J. Freedman, James T. Shorney and Stuart Strasner (collectively, the "Incumbent Enex Directors") -- tendered their resignations effective upon the successful completion of the tender offer. The Incumbent Enex Directors were replaced by the four persons constituting Middle Bay's Board of Directors in addition to Messrs. Bassett, Herod and Christopher.

     Reference is made to Middle Bay's Offer to Purchase dated February 19, 1998 (the "Offer to Purchase") and the related Letter of Transmittal, which was provided to all Enex stockholders in February for additional information concerning Middle Bay, an oil and gas company engaged in the exploration for oil and gas in the United States, its tender offer, the letter of intent entered into between Enex and Middle Bay on January 29, 1998, and the "Board Action Condition," the steps taken by the Enex Board of Directors on March 17, 1998 was intended to satisfy.

                      PRINCIPAL STOCKHOLDERS OF MIDDLE BAY

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth the shares of Middle Bay's common and preferred stock beneficially owned by those persons known by Middle Bay to be the beneficial owner of more than five percent of Middle Bay's issued and outstanding common and preferred stock as of December 31, 1997:

 TITLE OF                                           AMOUNT AND NATURE OF   PERCENT OF
 CLASS(6)    NAME AND ADDRESS OF BENEFICIAL OWNER   BENEFICIAL OWNERSHIP     CLASS
----------   ------------------------------------   --------------------   ----------
Common       C. J. Lett, III(1)(4)                       1,197,556            13.8%
             9320 East Central
             Wichita, Kansas 67206
Common       Kaiser-Francis Oil Company(4)               3,333,334            38.3
             6733 South Yale
             Tulsa, Oklahoma 74136
Common       Weskids, L.P.(2)(5)                           843,687            10.0
             310 South Street
             Morristown, NJ 07960
Common       Weskids, Inc.                                 843,687            10.0
             310 South Street
             Morristown, NJ 07960
Common       Alvin V. Shoemaker(3)(4)                      661,222             8.9
             8800 First Avenue
             Stone Harbor, NJ 08247
Preferred    Weskids, L.P.(5)                              117,467            44.1
Series B     310 South Street
             Morristown, NJ 07960
Preferred    Weskids, Inc.                                 117,467            44.1
Series B     310 South Street
             Morristown, NJ 07960
Preferred    Alvin V. Shoemaker(4)                         117,466            44.1
Series B     8800 First Avenue
             Stone Harbor, NJ 08247
Preferred    Stephen W. Herod(4)                            15,867             5.9
Series B     1110 Briar Ridge Drive
             Houston, TX 77057
Preferred    W. Tim Sexton(4)                               15,867             5.9
Series B     12010 Winwood
             Houston, TX 77024

---------------

(1) Mr. Lett has agreed that, for a period of one year from February 28, 1997, his voting power will be restricted to not more than votes representing 20% of the total number of shares of Middle Bay's common stock issued and outstanding and eligible to vote at the time in connection with any vote taken or consent, waiver or ratification given in connection with the election or removal of directors of Middle Bay.
(2) Weskids, L.P. has agreed that, for a period of one year from June 30, 1997, its voting power will be restricted to not more than votes representing 20% of the total number of shares of Middle Bay's common stock issued and outstanding and eligible to vote at the time in connection with any vote taken or consent, waiver or ratification given in connection with the election or removal of directors of Middle Bay.
(3) Mr. Shoemaker has agreed that, for a period of one year from June 30, 1997, his voting power will be restricted to not more than votes representing 20% of the total number of shares of Middle Bay's common stock issued and outstanding and eligible to vote at the time in connection with any vote taken or consent, waiver or ratification given in connection with the election or removal of directors of Middle Bay.
(4) The nature of the beneficial ownership is sole voting and investment power.
(5) Weskids, L.P. is presently the beneficial owner and has sole voting and disposition power of 843,687 shares of common stock and 117,467 shares of Series B preferred stock immediately convertible into not less than 117,467 shares of Middle Bay's common stock. The exact conversion ratio is determined by the terms of the merger. Weskids, Inc. is the general partner of Weskids, L.P. and effectively controls Weskids, L.P. The officers and directors of Weskids, Inc. are as follows: J. Peter Simon, director; William Edward Simon, Jr., director; Michael B. Lenard, President; Mark J. Butler, Vice President/Treasurer; and Christine W. Jenkins, Secretary.
(6) Series B preferred stock is convertible into common stock at a variable ratio of not less than one-to-one.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth the shares of Middle Bay's common stock beneficially owned by each director and executive officer and all directors and executive officers as a group, all as of February 28, 1998:

CONV. PREFERRED                 NAME AND ADDRESS OF      AMOUNT AND NATURE OF     PERCENT OF
   & OPTIONS        STOCK         BENEFICIAL OWNER      BENEFICIAL OWNERSHIP(6)     CLASS
---------------   ---------   ------------------------  -----------------------   ----------
    152,000          24,711   John J. Bassett                    176,711              2.0%
                              4326 Noble Oak Trail
                              Houston, TX 77059
     94,500          25,796   Frank C. Turner, II                120,296              1.4
                              1406 Tallow Court
                              Seabrook, TX 77586
    114,500           6,996   Robert W. Hammons                  121,496              1.4
                              915 Kentbury Court
                              Katy, TX 77450
      8,000           5,000   Lynn M. Davis                       13,000              0.1
                              121 Donna Circle
                              Daphne, AL 36526
     34,734         376,241   Edward P. Turner, Jr.(1)           410,975              4.7
                              100 Central Avenue
                              Chatom, AL 36518
     15,000       1,182,556   C. J. Lett, III(2)               1,197,556             13.8
                              9320 East Central
                              Wichita, KS 67206
     34,734              --   Frank E. Bolling, Jr.               34,734              0.4
                              3830 Kendale Drive
                              Gautier, MS 39553
         --          12,000   Gary R Christopher(3)               12,000              0.1
                              6733 South Yale
                              Tulsa, OK 74136
    117,466         661,222   Alvin V. Shoemaker(4)              778,688              8.9
                              8800 First Avenue
                              Stone Harbor, NJ 08247

CONV. PREFERRED                 NAME AND ADDRESS OF      AMOUNT AND NATURE OF     PERCENT OF
   & OPTIONS        STOCK         BENEFICIAL OWNER      BENEFICIAL OWNERSHIP(6)     CLASS
---------------   ---------   ------------------------  -----------------------   ----------
     15,867         109,816   Stephen W. Herod(5)                125,683              1.4%
                              1110 Briar Ridge Drive
                              Houston, TX 77057
                              All executive officers           2,991,139             34.3
                              and directors as a group
                              (10 persons)

---------------

(1) Includes 362,803 shares owned by Bay City Energy Group, Inc. in which Mr. Turner has indirect voting control but not a direct beneficial interest, and 13,438 shares over which Mr. Turner has sole voting and dispositive power.
(2) Mr. Lett was named Executive Vice President of Middle Bay on February 28, 1997 in connection with the Bison Merger (see "Business Development"). Mr. Lett's voting rights are restricted until February 28, 1998.
(3) Mr. Christopher is an officer of Kaiser-Francis Oil Company which is the beneficial owner of 3,333,334 of Middle Bay's common shares.
(4) Consists of 117,466 shares of Series B preferred stock convertible into 117,466 common shares of Middle Bay. Mr. Shoemaker's voting rights are restricted until June 30, 1998.
(5) Consists of 15,867 shares of Series B preferred stock convertible into 15,867 common shares of Middle Bay. Mr. Herod's voting rights are restricted in the same manner as Weskids, L.P. and Mr. Shoemaker.
(6) The nature of beneficial ownership for all shares is sole voting and investment power.

                         PRINCIPAL STOCKHOLDERS OF ENEX

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth the shares of Enex's common beneficially owned by those persons known by Enex to be the beneficial owner of more than five percent of Enex's issued and outstanding common as of March 31, 1998:

                       NAME AND ADDRESS OF           AMOUNT AND NATURE OF          PERCENT OF
TITLE OF CLASS           BENEFICIAL OWNER            BENEFICIAL OWNERSHIP            CLASS
--------------         --------------------          --------------------          ----------
Common                 Middle Bay Oil                     1,064,032                   79.2%
                       Company, Inc.
                       1221 Lamar, Suite
                       1020
                       Houston, Texas 77010

SECURITY OWNERSHIP OF MANAGEMENT

     No director or officer of Enex is the beneficial owner of any securities of Enex.

                            MANAGEMENT OF MIDDLE BAY

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth the executive officers and directors of Middle Bay as of March 31, 1998. All directors serve for a one-year term or until the next Annual Meeting of Shareholders of Middle Bay. The Board of Directors held three meetings during the fiscal year ended December 31, 1997. Each director attended all meetings of the Board. Executive officers serve at the pleasure of the Board of Directors.

                                                                                           DIRECTOR
                   NAME                     AGE              POSITION(S) HELD               SINCE
                   ----                     ---              ----------------              --------
John J. Bassett(1)........................  39    Chairman, President and Chief Executive    1989
                                                    Officer
C. J. Lett, III...........................  40    Executive Vice President                   1997
Frank C. Turner, II(2)(3).................  37    Vice President and Chief Financial          N/A
                                                    Officer
Stephen W. Herod(3).......................  38    Vice President                             1997
Robert W. Hammons.........................  44    VicePresident                               N/A
Lynn M. Davis.............................  49    Secretary and Treasurer                     N/A
Edward P. Turner, Jr.(1)(2)...............  68    Director                                   1989
Frank E. Bolling, Jr. ....................  38    Director                                   1992
Alvin V. Shoemaker(4).....................  59    Director                                   1997
Gary R. Christopher.......................  48    Director                                   1997

---------------

(1) John J. Bassett and Edward P. Turner, Jr. were elected upon the organization of Middle Bay Oil Company as a corporation in November, 1992. Previously they served as directors of Bay City Minerals, Inc., the general partner of the Predecessor Partnership.
(2) Edward P. Turner, Jr. and Frank C. Turner, II, are father and son.
(3) Mr. Herod replaced Frank C. Turner, II effective July 3, 1997.
(4) Mr. Shoemaker replaced C. Noell Rather effective July 28, 1997.

     John J. Bassett has served as President and a director of Middle Bay since 1992 and was elected Chairman of the Board of Directors in 1992. He served as President of the general partner of the Predecessor Partnership from 1987 to 1992. He also serves as a director and President of Bay City Energy Group, Inc., a principal shareholder of Middle Bay.

     Stephen W. Herod has served as Vice President -- Corporate Development and a director of Middle Bay since July 1, 1997. Mr. Herod served as President and a director of Shore Oil Company from April, 1992 until the merger of Shore and Middle Bay on June 30, 1997. He joined Shore's predecessor as Controller in February, 1991. In addition, Mr. Herod was employed by Conquest Exploration Company from 1984 until 1991 in various financial management positions, including Operations Accounting Manager. From 1981 to 1984, Mr. Herod was employed by Superior Oil Company as a financial analyst.

     Frank C. Turner, II has served as Vice President and Chief Financial Officer for Middle Bay since its organization as a corporation in 1992. He had previously served as Vice President of Finance for the general partner of the Predecessor Partnership since 1990. From 1987 to 1990, Mr. Turner was employed by Sonat, Inc. as a financial analyst. He also serves as a director and Vice President of Bay City Energy Group, Inc.

     Robert W. Hammons was hired by Middle Bay in April, 1992 as a reservoir engineer. Mr. Hammons was appointed Vice President of Engineering of Middle Bay in 1993. Prior to his employment with Middle Bay, he had worked with Bay City Minerals, Inc. as an independent petroleum engineering consultant since 1987. Prior to 1987, Mr. Hammons was employed as manager of reservoir engineering for Marion Corporation.

     Lynn M. Davis has been Secretary and Treasurer for Middle Bay since 1992. She has served as Secretary-Treasurer of the general partner of the Predecessor Partnership since 1984 and as a director since 1988. Ms. Davis also serves as a director and Secretary-Treasurer for Bay City Energy Group, Inc.

     Edward P. Turner, Jr. served as President of Bay City Minerals, Inc. from 1975 to 1987. He is a member of the Alabama State Bar and a managing partner of the law firm of Turner, Onderdonk, Kimbrough & Howell, P.A., in Chatom, Alabama. A substantial amount of his practice is devoted to oil and gas law. Mr. Turner also serves as a director of Bay City Energy Group, Inc.

     Frank E. Bolling, Jr. has been employed by Midstream Fuel Services, Inc. as Vice President of Retail Operations since February, 1995. Prior to his employment with Midstream, Mr. Bolling served as Vice President and General Manager of Dantzler Bulk Plant, Inc., a distributor for Chevron U.S.A., Inc. with annual sales in excess of $25 million. Mr. Bolling served as sales manager for Dantzler from 1987 to 1989. Prior to 1987, Mr. Bolling was employed by Bay City Minerals, Inc.

     Alvin V. Shoemaker is a former Chairman of the Board of First Boston Corporation and former President of Blyth Eastman Paine Webber. He has also worked for the U.S. Treasury. He has been Chairman of the Board of Trustees of the University of Pennsylvania, Vice Chairman of the Securities Industry Association and a director of Harcourt Brace Jovanovich, Royal Insurance of America, the Council on Foreign Relations and the Wharton School of Finance Board. Mr. Shoemaker is also a director of Hanover Compressor Company.

     Gary R. Christopher is Acquisitions Coordinator of Kaiser-Francis Oil Company, a position he has held since February, 1996. From 1991 to 1996, Mr. Christopher served as Senior Vice President and Manager of Energy Lending for the Bank of Oklahoma. He continues to serve as a consultant to the Bank of Oklahoma. Kaiser-Francis Oil Company owns 1,166,667 shares of Middle Bay's Series A Preferred stock; each such preferred share is convertible into two shares of common stock.

     C. J. Lett, III has served as Executive Vice President for Middle Bay since February 28, 1997. Mr. Lett is also President and a director of Bison Energy Corporation, a position he has held since 1981.

AUDIT AND COMPENSATION COMMITTEES

     The members of the Audit Committee are Gary R. Christopher, Frank E. Bolling, Jr. and Alvin V. Shoemaker. The functions of the Audit Committee include recommending to the Board of Directors the independent auditors; reviewing and approving the planned scope of the annual audit; proposing fee arrangements; reviewing the results of the annual audit; reviewing the adequacy of the accounting and financial controls; reviewing the independence of the independent auditors; approving all assignments to be performed by the independent auditors; and instructing the independent auditors, as deemed appropriate, to undertake special assignments.

     The members of the Compensation Committee are John J. Bassett, Edward P. Turner, Jr. and Frank E. Bolling, Jr. The functions of the Compensation Committee are to approve or recommend for approval to the Board of Directors, the compensation and remuneration arrangements for directors and senior management.

EXECUTIVE COMPENSATION

     The following table sets forth the aggregate cash compensation earned by and paid to Middle Bay's executive officers for the periods ended December 31, 1995 through December 31, 1997:

                                                                                      LONG-TERM COMPENSATION
                                                                                      -----------------------
                                                                                        AWARDS
                                                                                      ----------
                                                                                      SECURITIES
                                            ANNUAL COMPENSATION                       UNDERLYING    PAYOUTS
                                    -----------------------------------    RESTR.      OPTIONS/    ----------    ALL OTHER
                                                           OTHER ANNUAL     STOCK        SARS         LTIP      COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR   SALARY($)   BONUS($)   COMPENSATION   AWARDS($)      (#)       PAYOUTS($)       ($)
---------------------------  ----   ---------   --------   ------------   ---------   ----------   ----------   ------------
John J. Bassett...........   1997    95,521      6,001         --          129,545     132,000        --           13,032
  President &                1996    58,075         --         --               --      20,000        --            2,271
  Chief Executive            1995    56,250         --         --               --          --        --           11,371
  Officer
Frank C. Turner, II.......   1997    85,729      6,000         --           57,960      94,500        --           16,250
  Vice President &           1996    54,458         --         --               --      20,000        --            2,174
  CFO                        1995    50,083         --         --               --          --        --           10,775
Robert W. Hammons.........   1997    85,729      6,000         --           57,960      94,500        --           12,500
  Vice President --          1996    58,075         --         --               --      20,000        --            2,271
  Engineering                1995    56,250         --         --               --          --        --           11,360

OPTION GRANTS IN LAST FISCAL YEAR

     The 1995 Stock Option and Stock Appreciation Rights Plan (the "Plan") is administered by the Compensation Committee (the "Committee") of the Board of Directors. At least two members of the Committee must be disinterested nonemployee directors. The Committee is authorized to determine the employees, including officers, to whom options or rights are granted. Each option or right granted shall be on such terms and conditions consistent with the Plan as the Committee may determine, but the duration of any option or right shall be not greater than ten years or less than five years from the date of grant.

     Options or rights grants shall be made under the Plan only to persons who are officers or salaried employees of Middle Bay or are nonemployee directors. The aggregate number of shares of common stock of Middle Bay which could be subject to options or rights under the Plan during 1997 was 500,000. During the fiscal year ended December 31, 1997, options covering 295,000 shares were issued under the Plan.

     The option price of shares covered by options granted under the Plan may not be less than the fair market value at the time the option is granted. The option price must be paid in full in cash or cash equivalent at the time of purchase or prior to delivery of the shares in accordance with cash payment arrangements acceptable to the Committee. If the Committee so determines, the option price may also be paid in shares of Middle Bay's common stock already owned by the optionee. The Committee has discretion to determine the time or times when options become exercisable, within the limits set forth in the Plan. All options and rights granted under the Plan will, however, become fully exercisable if there is a change in control (as defined in the Plan) of Middle Bay.

     The following table provides certain information with respect to all options granted during the fiscal year ended December 31, 1997 to any executive officer or director of Middle Bay; 295,000 options were granted under the Plan and 225,000 were granted outside of the Plan:

                               INDIVIDUAL GRANTS

                                               NUMBER OF
                                              SECURITIES     % OF TOTAL
                                              UNDERLYING    OPTIONS/SARS
                                               OPTIONS/      GRANTED TO
                                                 SARS       EMPLOYEES IN   EXERCISE OR BASE   EXPIRATION
                    NAME                      GRANTED(#)    FISCAL YEAR      PRICE ($/SH)        DATE
                    ----                      -----------   ------------   ----------------   ----------
  John J. Bassett...........................    100,000         19.0%            5.50         2/13/2007
                                                 32,000          6.0             6.00          2/6/2007
  Frank C. Turner, II.......................     62,500         12.0             5.50         2/13/2007
                                                 32,000          6.0             6.00          2/6/2007
  Robert W. Hammons.........................     62,500         12.0             5.50         2/13/2007
                                                 32,000          6.0             6.00          2/6/2007
  Lynn M. Davis.............................      8,000          2.0             6.00          2/6/2007
  Edward P. Turner, Jr.*....................     21,400          4.0             6.00          2/6/2007
  Frank E. Bolling, Jr.*....................     21,400          4.0             6.00          2/6/2007
  C. Noell Rather**.........................     21,200          4.0             6.00          2/6/2007

---------------

 * Nonemployee director
** Former nonemployee director

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND OPTION VALUE TABLE AS OF DECEMBER 31, 1997

     The following table sets forth certain information concerning each exercise of stock options during the year ended December 31, 1997, by each of the named executive officers and directors and the aggregated fiscal year-end value of the unexercised options of each such named executive officer and director:

                               INDIVIDUAL GRANTS

                                                              NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                                 OPTIONS/SARS AT               OPTIONS/SARS AT
                                SHARES                              FY END(#)                     FY END($)
                               ACQUIRED         VALUE      ---------------------------   ---------------------------
           NAME             ON EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----             --------------   -----------   -----------   -------------   -----------   -------------
John J. Bassett...........          --              --           --         152,000             --        728,000
Frank C. Turner, II.......      20,000         115,000       20,000          94,500        150,000        409,250
Robert W. Hammons.........          --              --           --         114,500             --        559,250
Lynn M. Davis.............       5,000          38,750           --           8,000         37,500         32,000
Edward P. Turner, Jr.*....          --              --           --          34,734             --        185,600
Frank E. Bolling, Jr.*....          --              --           --          34,733             --        185,600

---------------

* Nonemployee director

OTHER COMPENSATION UNDER PLANS

     Middle Bay established a SEP/IRA retirement plan (the "SEP Plan") in 1993 which allows for a maximum discretionary Company contribution of 15% of total wages paid to employees for the year. For the years ended December 31, 1997, 1996 and 1995, Middle Bay contributed a total of $51,500, $5,000 and $30,000 to the SEP Plan, respectively, including $32,064, $3,068 and $18,505, respectively, for all executive officers as a group.

     Middle Bay established a 401-K Plan in October, 1997 which allows for voluntary contributions by the employees and the employer. No Company contributions were made in 1997.

     Middle Bay has no other retirement, pension/profit sharing or other deferred compensation plan for its employees.

LONG-TERM INCENTIVE PLAN ("LTIP") AWARDS TABLE

     In March, 1995, the Board of Directors adopted an employee incentive compensation plan whereby the proceeds equivalent to 1% net profits interest (the "net profits interest") in all oil and gas properties, drilling prospects and divestitures acquired or made after January 1, 1994 are paid into a fund for incentive compensation awards to employees. For the years ended December 31, 1996 and 1995, Middle Bay paid $6,916 and $30,000, respectively, to employees through the employee incentive plan, including $4,897 and $21,245 for all executive officers as a group. No amount was paid into the plan in 1997.

DIRECTORS' FEES

     Directors of Middle Bay receive a fee of $500 per meeting and are reimbursed for documented travel expenses. Certain nonemployee directors have received stock options for their services as directors (see "Option Grants in Last Fiscal Year," above).

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT

     Mr. Bassett and Mr. Hammons in January, 1997, signed employment agreements with Middle Bay which extend through January 31, 2002 and January 31, 2000, respectively, with automatic one-year extensions upon each anniversary date of the employment agreement thereafter unless either party gives at least 30 days' notice of termination. Each employment agreement is terminable by Middle Bay before expiration of the term if such termination is for cause (as specified in the employment agreement). The executive employment agreements provide for an annual salary of not less than the base salaries of $95,000 and $85,000, respectively, which amounts may be adjusted from time to time by the Board of Directors upon the recommendation of the Compensation Committee. They also provide for fringe benefits in accordance with Middle Bay's policies adopted from time to time for salaried executive employees holding comparable positions.

     Mr. Herod executed an employment agreement with Middle Bay with an effective date of July 1, 1997 and extending through June 30, 1999, with automatic one-year extensions upon each anniversary date of the employment agreement thereafter unless either party gives at least 30 days' notice of termination. The employment agreement is terminable by Middle Bay before expiration of the term if such termination is for cause (as specified in the employment agreement). The executive employment agreement provides for an annual salary of not less than the base salary of $100,000, which amount may be adjusted from time to time by the Board of Directors upon the recommendation of the Compensation Committee. It also provides for fringe benefits in accordance with Middle Bay's policies adopted from time to time for salaried executive employees holding comparable positions.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Edward P. Turner, Jr., a director of Middle Bay, is managing partner of the law firm of Turner, Onderdonk, Kimbrough & Howell, P.A., Middle Bay's general counsel for certain corporate and oil and gas matters. For the years ended December 31, 1995 through 1997, Middle Bay paid legal fees to Mr. Turner's firm of $787, $1,560 and $2,874, respectively, for legal services. Mr. Turner's firm charges Middle Bay for its services on the same basis as it charges other business clients for similar services rendered. Middle Bay intends to continue to use Mr. Turner's firm as its primary local counsel in Alabama and will pay reasonable fees for such future services.

     Bay City Energy Group, Inc., is presently indebted to Middle Bay in the
amount of $          ($139,005 of principal and $          of accrued interest).
The note payable was renegotiated on December 31, 1995 and is due in full on January 1, 2001, plus interest at an annual fixed rate of 5%. The note payable is secured by 75,000 shares of Middle Bay's common stock. Edward P. Turner, Jr., a director of Middle Bay, has indirect voting control but not a beneficial interest in Bay City Energy Group, Inc.

     On December 31, 1996, NPC Energy Corp., then a company indirectly controlled by C. J. Lett, III through Bison Energy Corporation ("Bison"), merged with Middle Bay in exchange for 562,000 shares of common stock of Middle Bay and $1,226,400 cash. Subsequently, in February, 1997, Middle Bay acquired Bison as a wholly-owned subsidiary pursuant to an Agreement and Plan of Merger whereby Mr. Lett received net cash consideration of $5.9 million plus 1,167,556 shares of Middle Bay's common stock, and the 562,000 shares held by Bison (as a result of the NPC Merger) were canceled (see "Business Development").

     Gary R. Christopher, a director of Middle Bay, is employed by Kaiser-Francis Oil Company which directly owns 3,333,334 common shares or 39.1% of Middle Bay Common Stock as of May 31st 1998.

                               MANAGEMENT OF ENEX

EXECUTIVE OFFICERS AND DIRECTORS

     Effective with the closing of the Tender Offer, the then officers and directors of Enex resigned and were replaced by the officers and directors of Middle Bay (see "Management of Middle Bay"). Accordingly, the following table sets forth the executive officers and directors of Enex as of May 31, 1998. All directors serve for a one-year term or until the next Annual Meeting of Shareholders of Enex. The officers serve at the pleasure of the Board of Directors.

                                                                                        DIRECTOR
NAME                                     AGE              POSITION(S) HELD               SINCE
----                                     ---              ----------------              --------
John J. Bassett........................  39    Chairman, President and Chief Executive    1998
                                                 Officer
C. J. Lett, III........................  40    Executive Vice President                   1998
Frank C. Turner, II....................  37    Vice President and Chief Financial          N/A
                                               Officer
Stephen W. Herod.......................  38    Vice President                             1998
Robert W. Hammons......................  44    Vice President                              N/A
Lynn M. Davis..........................  49    Secretary and Treasurer                     N/A
Edward P. Turner, Jr. .................  68    Director                                   1998
Frank E. Bolling, Jr. .................  38    Director                                   1998
Alvin V. Shoemaker.....................  59    Director                                   1998
Gary R. Christopher....................  48    Director                                   1998

EXECUTIVE COMPENSATION

     The officers and directors of Enex are compensated by Middle Bay, as set forth under "Management of Middle Bay -- Executive Compensation," and are not paid separately for their services to Enex. There are no options presently outstanding to purchase any Enex securities, nor are there any employment contracts or retirement, pension, profit-sharing or other deferred compensation plans presently in force.

                     COMPARATIVE RIGHTS OF STOCKHOLDERS OF
                              MIDDLE BAY AND ENEX

     The rights of holders of Enex Common Stock are currently governed by Delaware law, Enex's Certificate of Incorporation and Enex's Bylaws. Upon consummation of the Merger, holders of Enex Common Stock will become holders of Middle Bay Common Stock, and their rights as holders of Middle Bay Common Stock will be governed by Alabama law and Middle Bay's Articles of Incorporation and Bylaws. Set forth below is an explanation of material differences between the rights of holders of Enex Common Stock and the rights of the holders of Middle Bay Common Stock.

SPECIAL VOTE REQUIRED FOR CERTAIN COMBINATIONS

     Section 203 of the Delaware General Corporation Law ("DGCL") prohibits a corporation from engaging in a "business combination" (as hereinafter defined) with an "interested stockholder" (defined generally to mean a person who, together with his affiliates, owns or, if the person is an affiliate of the corporation, did own within the last three years 15% or more of the outstanding voting stock of the corporation) for a period of three years after the time of the transaction in which the person became an interested stockholder, unless

          (i) prior to the time of the business combination, the Board of Directors of the corporation approved the business combination or the transaction in which the stockholder became an interested stockholder,

          (ii) as a result of the business combination, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or

          (iii) on or subsequent to the date of the business combination, the Board of Directors and the holders of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder approve the business combination.

     The DGCL defines a "business combination" generally as: (a) a merger or consolidation with the interested stockholder or with any other corporation if the merger or consolidation is caused by the interested stockholder; (b) a sale or other disposition to or with an interested stockholder of assets with an aggregate market value greater than or equal to 10% or more of either the aggregate market value of all assets of the corporation or the aggregate market value of all of the outstanding stock of the corporation; (c) with certain exceptions, any transaction resulting in the issuance or transfer by the corporation or any majority-owned subsidiary of any stock of the corporation or such subsidiary to the interested stockholder; (d) any transaction involving the corporation or a majority-owned subsidiary that has the effect of increasing the proportionate share of the stock of the corporation or any such subsidiary owned by the interested stockholder; or (e) any receipt of the interested stockholder of the benefit of any loans or other financial benefits provided by the corporation or any majority-owned subsidiary.

     Provisions similar to Section 203 are contained in Enex' Certificate of Incorporation. Enex' provisions differ from the DGCL by requiring a higher percentage of all stockholders' voting as a class to approve a Business Combination (as hereinafter defined) with an Interested Stockholder (as hereinafter defined). Pursuant to these provisions, an "Interested Stockholder" is defined generally to mean a corporation, person or entity who, together with his affiliates and associates, beneficially owns or has the right to acquire 20% or more of the outstanding voting stock of Enex. A Business Combination involving Enex may only be consummated if

          (i) the Business Combination has been approved by the affirmative vote of a majority of the then outstanding shares of Enex Common Stock, excluding from the number of shares deemed to be outstanding at the time of such vote and from such vote on the Business Combination all shares of Enex Common Stock beneficially owned by the Interested Stockholder,

          (ii) the Business Combination has been approved by a majority of the Continuing Directors (as defined below), or

          (iii) the consideration paid in the Business Combination satisfies certain fair price provisions.

     The foregoing provisions relating to transactions with Interested Stockholders may not be amended except with the affirmative vote of the holders of at least 80% of the voting stock of Enex, unless such amendment has been recommended to the stockholders of Enex by a majority of the Continuing Directors at a meeting at which at least three-quarters of the Continuing Directors are present.

     Middle Bay's Amended and Restated Articles of Incorporation do not contain a similar provision.

VOTE REQUIRED FOR CORPORATE TRANSACTIONS AND OTHER MATTERS

     Under the DGCL, an amendment to the corporation's certificate of incorporation requires the affirmative vote of the holders of a majority of the outstanding stock of the corporation entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a class, unless the corporation's certificate of incorporation provides for a higher percentage. The DGCL also provides that the holders of a majority of the outstanding stock of the corporation entitled to vote thereon may approve an agreement of merger or consolidation or the dissolution of a corporation.

     Enex's Certificate of Incorporation includes provisions that set a higher voting requirement for certain Business Combinations, as well as amendments to Enex's Certificate of Incorporation dealing with Business Combinations. Enex's Certificate of Incorporation also requires the affirmative vote of the holders of 66 2/3% or more of the combined voting power of the then outstanding shares of voting stock of Enex to amend, alter or repeal or adopt any provision inconsistent with the provisions in its Certificate of Incorporation relating to the election, removal, rights or duties of its Board of Directors, the prohibition of action by stockholders by written consent, the calling of special meetings of stockholders and the limitation of liability of directors of Enex to the fullest extent permitted by Delaware law.

     Middle Bay's Amended and Restated Articles of Incorporation do not contain such provisions. Alabama law generally requires that a merger or business combination be approved by the affirmative vote of holders of 66 2/3% or more of the outstanding shares entitled to vote thereon. Other matters requiring the vote of stockholders are approved by the affirmative vote of holders of a majority of the outstanding shares entitled to vote.

DISPOSITION OF ASSETS

     Under the DGCL, all sales, leases or exchanges of all, or substantially all, of the assets of a corporation must be authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote thereon. Enex's Certificate of Incorporation includes provisions that set higher voting requirements for asset sales and leases involving Business Combinations. See "Special Vote Required for Certain Business Combinations" for a description of the higher voting requirements.

     Under Alabama law, the vote or consent of a majority of the outstanding stock of Middle Bay entitled to vote thereon is required to authorize such transactions. Middle Bay has no special voting requirements in its Articles of Incorporation.

CALLING OF SPECIAL MEETINGS

     Under the DGCL, special meetings of stockholders may be called only by the Board of Directors.

     Alabama law provides that special meetings may be called by the Board of Directors or upon demand by holders of shares representing at least 10% of all votes entitled to be cast on any issue proposed to be considered at the special meeting.

ELECTION OF DIRECTORS

     The Certificate of Incorporation of Enex provides that the number of directors of Enex shall be not less than six nor more than 15. The Certificate of Incorporation provides that the Board shall be divided into three classes of directors, with the classes to be as nearly equal in number of directors as possible. One class of directors is elected each year for a three-year term by the stockholders representing a plurality of the total shares voting in the election of directors. The Certificate of Incorporation and Enex's Bylaws provide that no director shall be removed from office by vote or other action of the stockholders except for cause and only upon the vote of two-thirds of the shares then entitled to vote at an election of directors. Enex's Certificate of Incorporation also provides that no action required or permitted to be taken at any annual or special meeting of stockholders of Enex may be taken without a meeting, and the power of stockholders to act by written consent is specifically denied. Enex's Bylaws provide that special meetings of stockholders may be called only by the Enex Board of Directors or the President of Enex.

     Middle Bay's Amended and Restated Articles of Incorporation and Bylaws contain no provision requiring classification of directors, and directors may be elected or removed by majority vote of the shareholders.

QUORUM REQUIREMENTS FOR DIRECTORS' MEETINGS

     Under the DGCL and Alabama law, a majority of the total number of directors then in office constitutes a quorum for the transaction of business. The vote of a majority of the directors at a meeting at which a quorum is present shall be the act of the Board of Directors under both Delaware and Alabama law.

ENEX COMMON STOCK PURCHASE RIGHTS

     A Rights Agreement was entered into between Enex and American Securities Transfer, Incorporated on September 4, 1990, as amended April 12, 1994 and March 17, 1998, and the Rights Agreement was filed with and the rights are described in Enex's current report on Form 8-K dated September 4, 1990 and Form 8-K dated April 12, 1994. The Rights Agreement provided for a potential dividend of one common stock purchase right ("Right") for each outstanding share of common stock of Enex held of record as of September 18, 1990 (the "Record Date"). Rights also attached to shares of Enex Common Stock issued after the Record Date, but before the date the Rights are to be distributed. The Rights have not been distributed to Enex shareholders and are to be distributed only in certain circumstances involving an attempted hostile takeover of Enex. On March 17, 1998, Enex amended the Rights Agreement to make it inapplicable to the Tender Offer by Middle Bay. If the Merger is consummated, the Rights Agreement will be terminated.

                   SELECTED PRO FORMA CONSOLIDATED FINANCIAL
                            INFORMATION (UNAUDITED)

     The unaudited pro forma consolidated financial statements have been prepared to give effect to the Merger as if it had taken place on March 31, 1998 with respect to the unaudited pro forma consolidated balance sheet, and as of January 1, 1997 with respect to the unaudited pro forma consolidated statements of operations for the year ended December 31, 1997 and the three months ended March 31, 1998. The unaudited pro forma consolidated financial statements have also been prepared to give effect to the merger of Bison Energy Corporation and Shore Oil Company with Middle Bay during 1997.

     The unaudited pro forma adjustments are based upon available financial information and assumptions that the management of Middle Bay believe are reasonable. The unaudited pro forma consolidated financial statements included herein do not purport to represent the financial position or results of operations which would have occurred had such transactions been consummated on the dates indicated or Middle Bay's financial position or results of operations for any future date or period.

     The following unaudited pro forma consolidated financial statements and notes thereto should be read in conjunction with the consolidated financial statements and related notes of Middle Bay and Enex included elsewhere in this Proxy Statement/Prospectus and incorporated by reference herein.

                          MIDDLE BAY OIL COMPANY, INC.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1998

                                                                    PRO FORMA
                                                                    COMBINED         PRO FORMA
                                                     MIDDLE BAY    ADJUSTMENTS        COMBINED
                                                    ------------   -----------      ------------
                                             ASSETS
Current Assets:
  Cash and cash equivalents.......................  $  5,947,033   $        --      $  5,947,033
  Notes and Accounts receivable -- Trade..........     2,949,999            --         2,949,999
  Other current assets............................       471,317            --           471,317
  Assets held for resale..........................       206,466            --           206,466
                                                    ------------   -----------      ------------
          Total current assets....................     9,574,815            --         9,574,815
  Notes receivable -- Stockholder.................       167,902            --           167,902
  Property, plant and equipment, at cost
  Oil and gas properties (successful efforts
     method)......................................    82,707,910    (1,370,068)(1)    81,337,842
  Furniture, fixtures and other...................       834,745            --           834,745
                                                    ------------   -----------      ------------
                                                      83,542,655    (1,370,068)       82,172,587
  Accumulated depreciation and depletion..........   (31,754,337)                    (31,754,337)
                                                    ------------   -----------      ------------
                                                      51,788,318    (1,370,068)       50,418,250
  Other assets....................................       206,713            --           206,713
                                                    ------------   -----------      ------------
                                                    $ 61,737,748   $(1,370,068)     $ 60,367,680
                                                    ============   ===========      ============
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturity of long-term debt..............  $  2,602,888   $        --      $  2,602,888
  Accounts payable and accrued expenses...........     3,392,307            --         3,392,307
  Oil and gas revenue payable.....................       196,370            --           196,370
  Other current liabilities.......................       908,055            --           908,055
                                                    ------------   -----------      ------------
          Total current liabilities...............     7,099,620            --         7,099,620
  Long-term debt..................................    24,499,568            --        24,499,568
  Deferred income taxes...........................     4,052,056    (3,410,479)(1)       641,577
  Minority Interest...............................     7,668,395    (2,124,189)(1)     5,544,206
                                                    ------------   -----------      ------------
          Total liabilities.......................    43,319,639    (5,534,668)       37,784,971
Stockholders' equity:
  Preferred stock.................................     3,627,000            --         3,627,000
  Common stock....................................       157,059        11,106(1)        168,165
  Additional paid-in capital......................    32,962,632     4,153,494(1)     37,116,126
  Unearned stock compensation.....................       (33,750)           --           (33,750)
  Accumulated deficit.............................   (18,226,792)           --       (18,226,792)
  Less cost of treasury stock; 21,773 shares......       (68,040)           --           (68,040)
                                                    ------------   -----------      ------------
          Total stockholders' equity..............  $ 18,418,109   $ 4,164,600      $ 22,582,709
                                                    ------------   -----------      ------------
                                                    $ 61,737,748   $(1,370,068)     $ 60,367,680
                                                    ============   ===========      ============

See accompanying notes to unaudited pro forma consolidated financial statements.

                          MIDDLE BAY OIL COMPANY, INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997

                                                 BISON &       PRO FORMA                        PRO FORMA
                                                  SHORE        COMBINED                         COMBINED        PRO FORMA
                                 MIDDLE BAY    ACQUISITIONS   ADJUSTMENTS           ENEX       ADJUSTMENTS       COMBINED
                                ------------   ------------   -----------        -----------   -----------     ------------
Revenues:
  Oil and gas sales...........  $ 10,213,047    $2,519,599    $       --         $ 9,093,318   $       --      $ 21,825,962
  Gain on sale of properties
    and gas plants............         7,018        38,241            --           1,925,980           --         1,971,239
  Overhead income.............            --        93,083            --                  --           --            93,083
  Management income...........            --        25,778       (25,775)(9)              --           --                --
  Lease bonus and delay rental
    income....................       975,347       585,630            --                  --           --         1,580,977
  Other income................       237,583        83,303            --             444,303           --           765,189
                                ------------    ----------    -----------        -----------   -----------     ------------
                                  11,432,996     3,345,834       (25,778)         11,463,599           --        28,216,450
Expenses:
  Lease operating and
    production taxes..........     3,848,627       932,757            --           3,983,129           --         8,764,523
  Geological and geophysical
    costs.....................       222,808            --            --                  --           --           222,608
  Gas purchases and operating
    expenses..................            --            --            --             791,403           --           791,403
  Depletion, depreciation and
    amortization..............     4,567,083       561,614     1,183,001(5)        1,633,771      843,943(2)      8,589,392
  Impairments.................    21,147,823            --            --                  --           --        21,147,823
  Abandonment expense.........     1,118,838         1,805            --                  --           --         1,120,643
  Interest expense............       671,081       160,275       (69,999)(10)             --      997,456(3)      1,758,813
  Stock compensation
    expense...................       202,500            --            --                  --           --           202,500
  General, administrative and
    others....................     2,678,593       603,399       (21,000)(9)       2,061,090           --         5,322,082
                                ------------    ----------    -----------        -----------   -----------     ------------
                                  34,457,133     2,279,860     1,072,002           8,469,393    1,641,399        47,919,787
  Income (loss) before
    minority interest, income
    taxes and investee
    earnings..................   (23,024,138)    1,085,774    (1,097,780)          2,994,206   (1,841,399)      (21,703,337)
  Minority interest...........            --            --            --          (1,012,449)          --        (1,012,449)
  Provision for income taxes
    (benefit).................    (7,444,798)      302,114      (312,996)(7)          16,082       99,640(4)     (7,339,958)
  Equity in net earnings of
    equity investees..........            --        36,564       (36,584)(8)              --           --                --
                                ------------    ----------    -----------        -----------   -----------     ------------
  Net income (loss)...........   (15,579,340)      800,224      (821,348)          1,965,675   (1,741,039)      (15,375,828)
  Preferred stock dividend....       604,712            --       173,332(6)               --           --           778,044
  Net income (loss) applicable
    to common stock...........  $(16,184,052)   $  800,224    $ (994,680)        $ 1,965,675   $(1,741,039)    $(16,153,872)
                                ============    ==========    ===========        ===========   ===========     ============
  Income (loss) per share --
    Primary...................  $      (4.76)                                                                  $      (3.26)(12)
  Income (loss) per share --
    Fully diluted.............  $      (4.76)                                                                  $      (3.26)(12)
  Weighted average common
    shares outstanding
    Basic.....................     3,397,117                                                                      4,959,664(11)
    Diluted...................     3,397,117                                                                      4,959,664(11)

See accompanying notes to unaudited pro forma consolidated financial statements.

                          MIDDLE BAY OIL COMPANY, INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 1998

                                                                       PRO FORMA
                                                                       COMBINED        PRO FORMA
                                          MIDDLE BAY       ENEX       ADJUSTMENTS      COMBINED
                                          -----------   -----------   -----------     -----------
Revenues:
  Oil and gas sales and plant income....  $ 2,632,248   $ 2,122,335    $      --      $ 4,754,583
  Gain on sale of properties and gas
     plants.............................           --       671,923           --          671,923
  Other income..........................      124,642         9,999           --          134,641
                                          -----------   -----------    ---------      -----------
                                            2,756,890     2,804,257           --        5,561,147
Expenses:
  Lease operating and production
     taxes..............................    1,184,048       998,654           --        2,182,702
  Geological and geophysical costs......      745,713            --           --          745,713
  Gas purchases and operating
     expenses...........................           --         3,997           --            3,997
  Depletion, depreciation and
     amortization.......................    1,118,136       548,028      255,248(2)     1,921,412
  Impairments...........................      468,951            --           --          468,951
  Interest expense......................      255,453            --      209,661(3)       465,114
  Stock compensation expense............       33,750            --           --           33,750
  General, administrative and others....    1,093,403     1,416,407           --        2,509,810
                                          -----------   -----------    ---------      -----------
                                            4,899,454     2,967,086      464,909        8,331,449
  Income (loss) before minority
     interest, income taxes and investee
     earnings...........................   (2,142,564)     (162,829)    (464,909)      (2,770,302)
  Minority interest.....................           --       348,190           --          348,190
  Provision for income taxes
     (benefit)..........................     (728,472)      (86,700)      (8,346)(4)     (823,518)
                                          -----------   -----------    ---------      -----------
  Net income (loss).....................   (1,414,092)     (424,319)    (456,563)      (2,294,974)
  Preferred stock dividend..............       67,945            --           --           67,945
  Net income (loss) applicable to common
     stock..............................  $(1,482,037)  $  (424,319)   $(456,563)     $(2,362,919)
                                          ===========   ===========    =========      ===========
  Income (loss) per share -- Primary....  $     (0.22)                                $     (0.32)(12)
  Income (loss) per share -- Fully
     diluted............................  $     (0.22)                                $     (0.32)(12)
  Weighted average common shares
     outstanding Basic..................    6,719,656                                   7,274,936(11)
     Diluted............................    6,719,656                                   7,274,936(11)

See accompanying notes to unaudited pro forma consolidated financial statements.

                          MIDDLE BAY OIL COMPANY, INC.

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1997 AND MARCH 31, 1998

NOTE 1. BASIS OF PRESENTATION

     The unaudited pro forma consolidated financial statements reflect the
effect of the proposed acquisition of the           outstanding shares of Enex
Resources Corporation (Enex) not currently owned by Middle Bay Oil Company. Middle Bay Oil Company previously acquired 79.2% of Enex on March 20, 1998. The unaudited pro forma consolidated statement of operations for the year ended December 31, 1997 also reflect the effect of the February 28, 1997 merger of Bison Energy Corporation (Bison) and the June 30, 1997 merger of Shore Oil Company (Shore) with Middle Bay Oil Company. The unaudited pro forma consolidated financial statements have been prepared to give effect to the Enex, Bison and Shore mergers as if they had taken place on March 31, 1998 with respect to the unaudited pro forma consolidated balance sheet and as of January 1, 1997 with respect to the unaudited pro forma consolidated statements of operations for the year ended December 31, 1997 and the three-month period ended March 31, 1998. Each merger was recorded using the purchase method of accounting.

NOTE 2. PRO FORMA ENTRIES

PRO FORMA ADJUSTMENTS FOR THE ENEX MERGER

     On June   , 1998, Middle Bay and Enex entered into the Merger Agreement whereby Middle Bay purchased 20.8% of Enex, thus increasing its ownership percentage of Enex to 100% from 79.2%. In completing the merger, Middle Bay will exchange [INSERT EXCHANGE RATIO]

     On March 27, 1998, in exchange for 79.2% ownership, Middle Bay acquired, 1,064,432 shares of the common stock of Enex for $15,966,480 or $15 per share pursuant to Middle Bay's tender offer (the "tender offer") which began on February 19, 1998.

     The accompanying unaudited pro forma combined financial statements reflect the following adjustments:

          (1) To record the acquisition of Enex using the purchase method of accounting. The allocation of the purchase price to the acquired assets and liabilities is preliminary and, therefore, subject to change. Any future adjustments to the allocation of the purchase price are not anticipated to be material to the unaudited pro forma financial statements.

          (2) To adjust depletion, depreciation and amortization to reflect Middle Bay's purchase price allocated to the property and equipment using the unit of production method utilized by Middle Bay.

          (3) To record interest expense on the debt incurred as a result of the Merger.

          (4) To adjust the provision for income taxes for the change in taxable income as a result of the mergers.

PRO FORMA ADJUSTMENTS FOR THE BISON AND SHORE MERGERS

     Middle Bay and Bison entered into the Merger Agreement whereby Bison was merged into and continues to exist as a wholly-owned subsidiary of Middle Bay, effective February 28, 1997.

     On June 20, 1997, Middle Bay and Shore entered into the Merger Agreement whereby Shore was merged into and continues to exist as a wholly-owned subsidiary of Middle Bay, effective June 30, 1997.

     The mergers were accounted for as purchases of Bison and Shore by Middle Bay and as a result of the purchase method of accounting, Middle Bay's cost of acquiring Bison and Shore was allocated to the assets and liabilities acquired based on estimated fair values.

     The accompanying Pro Forma Consolidated Statements of Operations for the year ended December 31, 1997 has been prepared as if the Bison and Shore mergers had occurred on January 1, 1997 and reflect the following adjustments:

          (5) To adjust depletion, depreciation and amortization to reflect Middle Bay's purchase price allocated to the property and equipment using the unit of production method utilized by Middle Bay.

          (6) To record the preferred stock dividends paid on the preferred stock issued for the cash portion of the Bison merger and issued in the Shore merger.

          (7) To adjust the provision for income taxes for the change in taxable income as a result of the mergers.

          (8) To remove equity in net earnings of equity investees that were not purchased.

          (9) To remove management income for accounting and administrative functions performed by Bison for other entities. Subsequent to the merger, Bison no longer performed such accounting and administrative functions.

          (10) To record the reduction in interest expense on the debt retired in the Shore merger.

          (11) To reflect the impact on the weighted average common shares outstanding for the 2,488,889 shares of Middle Bay common stock issued in conjunction with the Bison and Shore mergers as well as 555,280 shares of Middle Bay common stock issued to Enex common stockholders in conjunction with the proposed acquisition.

          (12) To reflect the issuance of 388,884 shares of Series A Preferred Stock, 266,667 shares of Series B and 2,488,889 shares of Middle Bay common stock in conjunction with the Bison and Shore mergers in addition to 555,280 shares of Middle Bay common stock in conjunction with the purchase of 100% of Enex. Pro forma basic net income (loss) per common share information is computed by dividing net income (loss), applicable to common stock by the pro forma weighted average common shares outstanding. Shares issuable upon exercise of options and upon the conversion of preferred stock are included in the computations of the pro forma dilutive income per common and common equivalent share if the effect is dilutive.

                                 LEGAL MATTERS

     The validity of the shares of Middle Bay Common Stock to be issued in connection with the Merger will be passed upon by Thrasher, Whitley, Hampton & Morgan, Five Concourse Parkway, Suite 2150, Atlanta, Georgia 30328. Certain tax consequences of the Merger will be passed upon for Middle Bay and Enex by Thrasher, Whitley, Hampton & Morgan.

                                    EXPERTS

     Middle Bay's consolidated financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated by reference in this Proxy Statement/ Prospectus and the Registration Statement, have been audited by Schultz, Watkins & Company, independent public accountants, as indicated in their report with respect thereto and included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

     Enex's consolidated financial statements incorporated by reference in this Proxy Statement/Prospectus and the Registration Statement from Enex's Annual Report on Form 10-KSB for the year ended December 31, 1997 have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

                          ENEX STOCKHOLDERS' PROPOSALS

     If the Merger is not consummated, any proposals of stockholders of Enex intended to be presented at the Annual Meeting of Stockholders of Enex to be held in 1998 must be received by Enex, addressed to the Secretary at 800 Rockmead Drive, Three Kingwood Place, Kingwood, Texas 77339, no later than August 31, 1998, to be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

                                   APPENDIX I

                          AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of June 17, 1998, is by and between MIDDLE BAY OIL COMPANY, INC., an Alabama corporation ("Middle Bay"), and ENEX RESOURCES CORPORATION, a Delaware corporation ("Enex").

                              W I T N E S S E T H :

         WHEREAS, Middle Bay currently owns 1,064,032 shares (approximately 79.2%) of the issued and outstanding common stock of Enex;

         WHEREAS, this Agreement sets forth the terms and conditions under which Enex shall merge with Middle Bay (the "Merger"), and in connection therewith the Enex Stockholders, as defined below, shall receive shares of Middle Bay Common Stock, as defined below, upon the terms and subject to the conditions set forth herein; and

         WHEREAS, the parties intend that, upon completion of the transactions contemplated by this Agreement, Enex will be dissolved and Middle Bay will be the surviving corporation of the Merger;

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Middle Bay and Enex hereby agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

         For convenience, certain terms used in more than one part of this Agreement are listed in alphabetical order and defined or referred to below (such terms as well as any other terms defined elsewhere in this Agreement shall be equally applicable to both the singular and plural forms of the terms defined).

         "Agreement" shall mean this Agreement and Plan of Merger and the Exhibits hereto.

         "Alabama Law" means the Alabama Business Corporation Act, as amended.

         "Certificate" shall mean a certificate representing Enex Common Stock.

         "Closing" is defined in Section 3.1 hereof.

         "Closing Date" is defined in Section 3.1 hereof.

         "Constituent Corporations" means Enex and Middle Bay.

         "Converted Shares" means the shares of Enex Common Stock that are issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares held by Middle Bay).

         "Delaware Law" means the Delaware General Corporation Law, as amended.

         "Dissenting Shares" is defined in Section 4.1 hereof.

         "Effective Time" is defined in Section 2.2 hereof.

         "Enex" is defined above in the preamble.

         "Enex Common Stock" means the common stock, $.05 par value per share, of Enex.

         "Enex Financial Statements" is defined in Section 5.8.

         "Enex Holder" means each record holder of an outstanding Certificate that immediately prior to the Effective Time represents Converted Shares.

         "Enex Material Adverse Effect" means a material adverse effect on the business, assets, liabilities, results of operations or financial condition of Enex and its Subsidiaries, taken as a whole.

         "Enex Preferred Stock" means the preferred stock, $.01 par value per share, of Enex.

         "Enex Required Consents" is defined in Section 5.6 hereof.

         "Enex Special Stockholders' Meeting" is defined in Section 2.8 hereof.

         "Enex Stockholder" means an owner of any Enex Common Stock.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Exchange Agent" is defined in Section 4.1 hereof.

         "Fair Market Value" of a share of Middle Bay Common Stock means the average of the closing sale price of the Middle Bay Common Stock as reported by the NASDAQ Stock Market for the five-day trading period ending two days prior to the Closing Date.

         "Form S-4" is defined in Section 8.3 hereof.

         "GAAP" means generally accepted accounting principles.

         "Knowledge" of any Person means actual knowledge, after reasonable investigation, of such Person or the officers and directors of such Person.

         "Letter of Transmittal" means a letter of transmittal in the form attached hereto as Exhibit "A".

         "Lien" means any claim, mortgage, deed of trust, pledge, lien, security interest, charge, encumbrance or similar agreement of any kind or nature whatsoever.

         "Merger Consideration" means the Middle Bay Common Stock to be issued and any cash to be paid in lieu of fractional shares pursuant to Section 2.7 hereof.

         "Middle Bay" is defined above in the preamble.

         "Middle Bay Common Stock" means the common stock, $0.01 par value per share, of Middle Bay issued and outstanding at any designated time.

         "Middle Bay Financial Statements" is defined in Section 6.5 hereof.

         "Middle Bay Material Adverse Effect" means a material adverse effect on the business, assets, liabilities, results of operations or financial condition of Middle Bay and its Subsidiaries, taken as a whole.

         "Person" means any natural person, corporation, partnership, limited liability company, proprietorship, association, trust or other legal entity.

         "SEC" means the Securities and Exchange Commission.

         "Securities Act" means the Securities Act of 1933, as amended.

         "Subsidiary" means as to any Person, (i) a corporation of which more than 50% of the outstanding capital stock having full voting power is at the time, directly or indirectly, owned by such Person or by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more Subsidiaries of such Person or such Person and one or more Subsidiaries thereof, directly or indirectly, has at least a majority ownership interest and power to direct the policies, management and affairs thereof.

         "Surviving Corporation" is defined in Section 2.1 hereof.

         "Termination Date" is defined in Section 11.1 hereof.

                                   ARTICLE II
                                 PLAN OF MERGER

         2.1 THE MERGER. Upon the terms and subject to the conditions set forth herein and in compliance with the requirements of Delaware Law and Alabama Law, at the Effective Time Enex shall be merged with and into Middle Bay pursuant to
Section 252 of Delaware Law and Section 10-2B-11.01, et. seq, of Alabama Law. Upon consummation of the Merger, the separate corporate existence of Enex shall cease. Middle Bay shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Enex existing prior to the Merger.

         2.2 EFFECTIVE TIME. The Surviving Corporation shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware and the Secretary of the State of Alabama certificates of merger (the "Certificates" or "Certificate of Merger") that sets forth the Plan of Merger contained in this Article II and is otherwise in such form as may be required under, and is executed in accordance with, the relevant provisions of Delaware Law and Alabama Law, respectively. The Merger shall become effective at such time as the Certificates of Merger are duly filed with and accepted by the Secretary of State of Delaware and the Secretary of State of Alabama or at such other time as is stated therein (the "Effective Time").

         2.3 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in Sections 259 and 261 of Delaware Law and Section 10-2B-11.06 of Alabama Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and franchises of each Constituent Corporation shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of each Constituent Corporation shall become the debts, liabilities, obligations and duties of the Surviving Corporation. The economic effective date for purposes of the Merger is July 1, 1998.

         2.4  CERTIFICATE OF INCORPORATION AND BYLAWS.

              (a) The Certificate of Incorporation of the Surviving Corporation in effect from and after the Effective Time, until amended in accordance with applicable law, shall be the Certificate of Incorporation of Middle Bay as in effect immediately prior to the Effective Time.

              (b) The Bylaws of the Surviving Corporation in effect from and after the Effective Time, until amended in accordance with applicable law, shall be the Bylaws of Middle Bay as in effect immediately prior to the Effective Time.

         2.5 DIRECTORS. The directors of Middle Bay who are directors of Middle Bay immediately prior to the Effective Time shall remain the directors of the Surviving Corporation, each to hold office from the Effective Time in accordance with the Certificate of Incorporation and Bylaws of Middle Bay and until his or her successor is duly elected and qualified.

         2.6 OFFICERS. The officers of Middle Bay immediately prior to the Effective Time shall remain the officers of the Surviving Corporation, each to hold office from the Effective Time in accordance with the

Certificate of Incorporation and Bylaws of Middle Bay and until his or her successor is duly appointed and qualified.

         2.7 CONVERSION OF SECURITIES. At the Effective Time, by virtue of the Merger and without any action on the part of Middle Bay, Enex or the holder of any shares of Enex Common Stock:

              (a) Each share of Enex Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Enex Common Stock held by Middle Bay or Dissenting Shares) shall be converted into the right to receive ________ shares of Middle Bay Common Stock (the "Conversion Ratio"). This ratio is intended by Middle Bay to represent approximately a $15 value (based on the market value of Middle Bay Common Stock). Any shares of Enex Common Stock held in the treasury of Enex shall be canceled.

              (b) No fractional share of Middle Bay Common Stock shall be issued to any Enex Holder, but in lieu thereof each Enex Holder who otherwise would be entitled to receive a fraction of a share of Middle Bay Common Stock (after aggregating all fractional shares of Middle Bay Common Stock which would be received by such Enex Holder) shall receive cash from Middle Bay in an amount equal to $15.00 divided by the Conversion Ration and multiplied by such fraction.

              (c) All Enex Common Stock held by Middle Bay immediately prior to the Effective Time shall not be converted or exchanged by virtue of the Merger, and each such share shall be canceled and retired as of the Effective Time.

         2.8 APPROVAL BY ENEX STOCKHOLDERS. Consistent with Delaware Law, as soon as reasonably practicable following the date hereof, Enex shall cause a special meeting of the Enex Stockholders (the "Enex Special Stockholders' Meeting") to be duly called and held for the purpose of considering and taking action upon the adoption of this Agreement and approval of the Merger in accordance with Delaware Law. The Board of Directors of Enex shall recommend that the Enex Stockholders approve the Agreement and Merger.

                                   ARTICLE III
                                    CLOSING

         3.1 LOCATION; DATE. The closing of the Merger (the "Merger") shall be held at the offices of Middle Bay Oil Company, Inc., 1221 Lamar Street, Suite 1020, Houston, Texas 77010, as promptly as practicable (and in any event within three business days) after satisfaction or waiver of the conditions to the consummation of the Merger set forth in Article X hereof, unless the parties hereto agree in writing to another date or place. The date on which the Closing occurs is referred to herein as the "Closing Date."

         3.2  DELIVERIES. At the Closing,

              (a) The Surviving Corporation shall deliver to the Secretaries of State of the States of Alabama and Delaware duly executed and verified copies of the Certificate of Merger, as required by Alabama and Delaware Law;

              (b) The parties hereto shall deliver to each other the respective agreements and other documents and instruments specified with respect to them in Article X hereof and such other items as may be reasonably requested; and

              (c) The parties shall take all such other and further actions as may be required by Alabama and Delaware Law and other applicable law to make the Merger effective upon the terms and subject to the conditions set forth herein.

                                   ARTICLE IV
                      DISSENTING SHARES; EXCHANGE OF SHARES

         4.1 DISSENTING SHARES. Notwithstanding anything in this Agreement to the contrary, shares of Enex Common Stock that are issued and outstanding immediately prior to the Effective Time and are held by an Enex Stockholder who has not voted in favor of the Merger and who has demanded dissenters' rights for such shares of Enex Common Stock in accordance with Section 262 of Delaware Law ("Dissenting Shares") shall not be converted into the right to receive Merger Consideration unless and until such Enex Stockholder fails to perfect or withdraws or otherwise loses such Stockholder's right to dissenters' rights under Delaware Law. If, after the Effective Time, such Stockholder fails to perfect or withdraws or loses such Stockholder's dissenters' rights, such Stockholder's Dissenting Shares shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive the Merger Consideration without any interest thereon, pursuant to
Section 2.7 hereof.

         4.2  EXCHANGE OF CERTIFICATES.

              (a) From and after the Effective Time, a bank or trust company to be designated by Middle Bay which shall be reasonably acceptable to Enex (the "Exchange Agent") shall act as Exchange Agent in effecting the exchange for the Merger Consideration of the Certificates representing Enex Common Stock entitled to payment pursuant to Section
         2.7 hereof. As soon as practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each record holder of an outstanding Certificate or Certificates, which immediately prior to the Effective Time represented Enex Common Stock, a Letter of Transmittal and instructions for use in effecting the surrender of the Certificates for payment thereof. Upon the surrender of each such Certificate, together with such duly executed Letter of Transmittal, the Exchange Agent shall promptly pay the holder of such Certificate the Merger Consideration in exchange therefore, and such Certificate shall forthwith be canceled. Until so surrendered and exchanged, each such Certificate (other than Certificates representing Dissenting Shares or shares of Enex Common Stock held by Middle Bay) shall represent solely the right to receive the Merger Consideration. No interest shall be paid or accrue on the Merger Consideration. If the Merger Consideration (or any portion thereof) is to be delivered to any person other than the person in whose name the Certificate representing Enex Common Stock surrendered in exchange therefore is registered, it shall be a condition to such exchange that the Certificate so surrendered shall be properly endorsed (with signature(s) guaranteed by a national bank or a broker/dealer member of the National Association of Securities Dealers, Inc.) or otherwise be in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to shares of Enex Common Stock, except as otherwise provided herein or by law.

              (b) At or before the Effective Time, Middle Bay shall instruct OTC Stock Transfer, Inc., as its transfer agent, to issue upon instruction from the Exchange Agent, the shares of Middle Bay Common Stock to which holders of shares of Enex Common Stock shall be entitled at the Effective Time pursuant to Section 2.8 hereof in such names and such denominations as the Exchange Agent shall direct and shall deposit with the Exchange Agent funds sufficient to pay holders of Enex Common Stock any cash to which they may be entitled in lieu of fractional shares.

              (c) In the event any Certificate shall have been lost, stolen or destroyed, upon the making and delivery of an affidavit (containing a guaranteed signature in the form required by Middle Bay) of that fact by the Person claiming such Certificate to have been lost, stolen or destroyed and, if required by Middle Bay, the posting by such Person of a bond in such reasonable amount as Middle Bay may direct as indemnity against any claim that would be made against Enex or Middle Bay with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

              (d) After the Effective Time, there shall be no transfer of Converted Shares that were outstanding immediately prior to the Effective Time on the stock transfer books of Enex. If, after the Effective Time, Certificates are presented to the Surviving Corporation for transfer, they shall be canceled and exchanged for Merger Consideration. At the Effective Time, the stock ledger of Enex shall be closed.

              (e) At and after the Effective Time, the Enex Holders shall cease to have any rights as stockholders of Enex, except for the right to surrender Certificates to be converted pursuant to Section 4.2(a). All shares of Middle Bay Common Stock issued (and cash paid in lieu of fractional shares) upon conversion of the Enex Common Stock in accordance with the terms of this Agreement shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Enex Common Stock.

              (f) Promptly following the date which is three months after the Effective Time, the Exchange Agent shall deliver to the Surviving Corporation all cash and shares of Middle Bay Common Stock in its possession relating to the transactions described in this Agreement, and the Exchange Agent's duties shall terminate. Thereafter, each holder of a Certificate formerly representing Converted Shares may surrender such Certificate to the Surviving Corporation, and (subject to applicable abandoned property, escheat and similar laws) the Surviving Corporation shall pay to such holder in exchange therefore its Merger Consideration, without any interest thereon. None of Middle Bay, the Surviving Corporation, the Exchange Agent or any other person will be liable to any former holder of Converted Shares for any amount properly delivered to a public office pursuant to applicable abandoned property, escheat or similar laws.

                                    ARTICLE V
                     REPRESENTATIONS AND WARRANTIES OF ENEX

         Enex represents and warrants to Middle Bay as follows:

         5.1 ORGANIZATION. Enex is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power to own, lease and operate its properties and to carry on its business as it is now being conducted or presently proposed to be conducted. Enex is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not individually or in the aggregate have an Enex Material Adverse Effect.

         5.2 ORGANIZATIONAL DOCUMENTS. Enex has furnished to Middle Bay complete and correct copies of the organizational documents of Enex and each Subsidiary of Enex, as amended or restated, and as currently in effect. Neither Enex nor any of its Subsidiaries is in violation of any of the provisions of its organizational documents, as amended or restated.

         5.3 CAPITALIZATION. The authorized capital stock of Enex consists of 10,000,000 shares of Enex Common Stock and 5,000,000 shares of Enex Preferred Stock. As of May 31, 1998, 1,343,352 shares of Enex Common Stock are issued and outstanding and are held of record by 596 persons. There are no shares of Enex Preferred Stock issued and outstanding. All of the issued and outstanding Enex Common Stock is validly issued, fully paid and nonassessable and has not been issued in violation of, and is not currently subject to, any preemptive rights. Except as set forth above, as of the date of this Agreement there are no shares of capital stock of Enex issued or outstanding or any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Enex to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its capital stock or securities.

         5.4 SUBSIDIARIES AND MATERIAL INVESTMENTS. Enex serves as the managing general partner for one limited partnership--Enex Consolidated Partners, L.P. Except as set forth on Exhibit "B," (i) there are no Subsidiaries of Enex and
(ii) Enex does not directly or indirectly own any equity or similar interest in, or interest convertible into or exchangeable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

         5.5 AUTHORITY RELATIVE TO THIS AGREEMENT. Enex has the power to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by Enex and the consummation by Enex of the transactions contemplated hereby have been duly authorized by the Enex Board of Directors and, except for notification and recommendation by the Enex Board of Directors to, and approval of the Merger by, the Enex Stockholders in accordance with Delaware Law, no other corporate proceedings on the part of Enex re necessary to authorize this Agreement or the transactions contemplated hereby. Subject to the foregoing, this Agreement has been duly and validly executed and delivered by Enex and constitutes a valid and binding agreement of Enex, enforceable against Enex in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar laws affecting creditors' rights and to equitable principles.

         5.6 CONSENTS AND APPROVALS; NO VIOLATIONS. Except for the filing of the Certificate of Merger as required by Delaware Law and the filing of the Form S-4 with the SEC, no filing with, and no permit, authorization, consent or approval of, any court or tribunal or administrative, governmental or regulatory body, agency, public body or authority is necessary for the execution and delivery of this Agreement and performance of the transactions contemplated by this Agreement by Enex. Neither the execution, delivery and performance of this Agreement by Enex nor the consummation by Enex of the transactions contemplated hereby, nor compliance by Enex with any of the provisions hereof, will (i) conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws of Enex or organizational documents of any Enex Subsidiary, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, vesting, payment, exercise, acceleration, suspension or revocation) under any of the terms conditions or provisions of any material note, bond, mortgage, deed of trust, security interest, indenture, license, contract, agreement, plan or other instrument or obligation, including the Bankruptcy Plan, to which Enex or any Enex Subsidiary is a party or by which Enex or any Enex Subsidiary or any of their respective properties or assets may be bound or affected, except as listed on Exhibit "C" hereto ("Enex Required Consents"), (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Enex or any Enex Subsidiary or any of their respective properties or assets, (iv) result in the creation or imposition of any Lien on any material asset of Enex or any Enex Subsidiary or (v) cause the suspension or revocation of any registrations, licenses, permits and other consents or approvals of any governmental agency held by Enex or any Enex Subsidiary, except, in the case of clauses (ii), (iii), (iv), and (v) for violations, breaches, defaults, terminations, cancellations, accelerations, creations, impositions, suspensions or revocations which would not individually or in the aggregate have an Enex Material Adverse Effect and provided that, in the case of clauses (ii) and (iv), no representation or warranty is hereby made with respect to the lease agreements of Enex and its Subsidiaries, which agreements were previously delivered to Middle Bay.

         5.7 LITIGATION. There is no suit, action or proceeding (whether at law or equity, before or by any federal, state or foreign commission, court, tribunal, board, agency or instrumentality, or before any arbitrator) pending or, to the Knowledge of Enex, threatened against or affecting Enex or any of its Subsidiaries, the outcome of which could, individually or in the aggregate, have an Enex Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against Enex or any of its Subsidiaries having, or which, insofar as can reasonably be foreseen, in the future may have, any such effect.

         5.8 FINANCIAL REPORTS. Enex has previously furnished to Middle Bay unaudited financial statements for the three-month period ended March 31, 1998 and in connection with the Form S-4 will furnish to Middle Bay audited financial statements for the fiscal year ended December 31, 1997 and such other audited financial statements as are determined to be required by Form S-4 after consultation with the SEC (collectively, the "Enex Financial Statements"). The Enex Financial Statements have been or will be prepared in accordance



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

with GAAP consistently applied (except in the case of the unaudited financial statements referenced above as otherwise permitted by the SEC for interim financial statements) present or will present fairly the consolidated financial position and consolidated assets and liabilities of Enex as of the dates thereof and the results of operations and cash flows for the periods then ended, subject in the case of unaudited Enex Financial Statements to normal recurring year-end adjustments and absence of notes. Except as disclosed on Exhibit "D," Enex has made all filings required to be made by it in compliance with the Exchange Act, and such filings did not contain any untrue statement of any material fact and did not omit to state any material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were made as of the respective dates of filing.

         5.9 ABSENCE OF CERTAIN CHANGES OF EVENTS. Except as disclosed in filings that have been made by Enex under the Exchange Act, such actions as have been taken in connection with Enex's efforts to sell the company or as disclosed on Exhibit "E," since March 31, 1998, Enex has in all material respects conducted its business in the ordinary course consistent with past practices and there has not occurred with respect to Enex any change or event that has had or is reasonably likely to have an Enex Material Adverse Effect.

         5.10 ABSENCE OF UNDISCLOSED LIABILITIES. Except for liabilities or obligations which are accrued or reserved against in the Enex Financial Statements (or specifically referenced in the notes thereto) or were incurred after March 31, 1998 in the ordinary course of business and consistent with past practices, neither Enex nor its Subsidiaries have any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of a nature required by GAAP to be reflected in a consolidated balance sheet (or reflected in the notes thereto).

         5.11 NO DEFAULT. Neither Enex nor any of its Subsidiaries are in violation or breach of or default under (and no event has occurred which with notice or the lapse of time or both would constitute a violation or breach of, or a default under) any term, condition or provision of (i) any material note, bond, mortgage, deed of trust, security interest, indenture, license, contract, agreement, plan or other instrument or obligation to which Enex or any such Subsidiary is a party or by which Enex or any such Subsidiary or any of their respective properties or assets may be bound or affected, (ii) any order, writ, injunction, decree, statute, rule or regulation applicable to Enex, any Enex Subsidiary or any of their respective properties or assets, or (iii) any registration, license, permit and other consent or approval of any governmental agency, except in each case for breaches, defaults or violations which would not individually or in the aggregate have an Enex Material Adverse Effect.

         5.12 COMPLIANCE WITH APPLICABLE LAW. Enex and its Subsidiaries are in compliance with all material applicable laws.

         5.13 BROKERS. No broker, finder or investment banker is entitled to any brokerage, finder's fee or other fee or commission payable by Enex in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Enex.

         5.14 INVESTMENT INTENT. To the knowledge of the senior officers of Enex without investigation, there is no present plan or intention by any Enex Stockholder to sell, exchange or otherwise dispose of their Middle Bay Common Stock subsequent to the Effective Time of the Merger.

         5.15  DISCLOSURE. No representation or warranty contained in this
Article V or in any Exhibit hereto or any closing certificate and all information in the Form S-4 furnished or to be furnished by either Enex, its Subsidiaries or any Enex Holder to Middle Bay pursuant to this Agreement or in connection with the Merger contains or, at the Effective Time, will contain any untrue statement of material fact or omits or, at the Effective Time, will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

                                   ARTICLE VI
                  REPRESENTATIONS AND WARRANTIES OF MIDDLE BAY

         Middle Bay represents and warrants to Enex as follows:

         6.1 ORGANIZATION. Middle Bay is a corporation duly organized, validly existing and in good standing under the laws of the State of Alabama and has all requisite corporate power to own, lease and operate its properties and to carry on its business as it is now being conducted or presently proposed to be conducted. Middle Bay is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not individually or in the aggregate have a Middle Bay Material Adverse Effect.

         6.2 AUTHORITY RELATIVE TO THIS AGREEMENT. Middle Bay has the power to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by Middle Bay and the consummation by Middle Bay of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no other corporate proceedings on the part of Middle Bay are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Middle Bay and constitutes a valid and binding agreement of Middle Bay, enforceable against Middle Bay in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar laws affecting creditors' rights and to equitable principles.

         6.3 CONSENTS AND APPROVALS; NO VIOLATIONS. Except for the filing of the Certificate of Merger as required by Alabama and Delaware Laws and the filing of the Form S-4 with the SEC, no filing with, and no permit, authorization, consent or approval of, any court or tribunal or administrative, governmental or regulatory body, agency, public body or authority is necessary for the execution and delivery of this Agreement and performance of the transactions contemplated by this Agreement by Middle Bay. Neither the execution, delivery and performance of this Agreement by Middle Bay nor the consummation by Middle Bay of the transactions contemplated hereby, nor compliance by Middle Bay with any of the provisions hereof, will (i) conflict with or result in any breach of any provisions of the Certificate of Incorporation and Bylaws of Middle Bay, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, vesting, payment, exercise, acceleration, suspension or revocation) under any of the terms, conditions or provisions of any material note, bond, mortgage, deed of trust, security interest, indenture, license, contract, agreement, plan or other instrument or obligation to which Middle Bay is a party or by which Middle Bay or any of its properties or assets may be bound or affected, (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Middle Bay or any of its properties or assets,
(iv) result in the creation or imposition of any Lien on any material asset of Middle Bay, or (v) cause the suspension or revocation of any registrations, licenses, permits and other consents or approvals of any governmental agency held by Middle Bay, except in the case of clauses (ii), (iii), (iv) and (v) for violations, breaches, defaults, terminations, cancellations, accelerations, creations, impositions, suspensions or revocations which would not individually or in the aggregate have a Middle Bay Material Adverse Effect.

         6.4 FINANCIAL REPORTS. Middle Bay has previously furnished to Enex a true and complete copy of all reports and other documents filed by Middle Bay with the SEC since December 31, 1996, including without limitation (i) its annual report on Form 10-KSB for the fiscal year ended December 31, 1997, including, among other things, audited consolidated balance sheets of Middle Bay as of December 31, 1996 and 1997 and the related consolidated statements of earnings, cash flows and stockholders' equity for each of the three fiscal years in the period ended December 31, 1997 and (ii) its quarterly reports on Form 10-QSB for the fiscal quarters ended March 31, 1997, June 30, 1997, September 30, 1997 and March 31, 1998 containing unaudited consolidated balance sheets of Middle Bay as of the periods then ended and the related consolidated statements of earnings, cash flows and stockholders' equity for each of the fiscal periods referenced therein (collectively with the audited financial statements referenced above the "Middle Bay Financial Statements"). The Middle Bay Financial Statements have been prepared in accordance with GAAP consistently applied (except in the case of the unaudited financial statements referenced above as otherwise permitted by the SEC for interim financial statements), present fairly the consolidated financial position and consolidated assets and liabilities of Middle Bay as of the dates thereof, and the results of operations and cash flows for the periods then ended, subject in the case of unaudited Middle Bay Financial Statements to normal recurring year-end adjustments and the absence of notes. Since December 31, 1997, Middle Bay has made all filings required to be made in compliance with the Exchange Act, and such filings did not contain any untrue statement of any material fact and did not omit to state any material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were made as of their respective dates of filing.

         6.5 CAPITALIZATION. The authorized capital stock of Middle Bay consists of 10,000,000 shares of Middle Bay Common Stock and 5,000,000 shares of preferred stock. As of the date of this Agreement, 8,530,591 shares of Middle Bay Common Stock and 266,667 shares of preferred stock are issued and outstanding. All of the issued and outstanding Middle Bay Common Stock is validly issued, fully paid and nonassessable and free of preemptive rights. As of the date of this Agreement, there are no shares of capital stock of Middle Bay issued or outstanding or any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Middle Bay to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its capital stock or securities, other than obligations and commitments under Middle Bay's stock option and certain employee benefit plans.

         6.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in filings that have been made by Middle Bay under the Exchange Act, since December 31, 1997, Middle Bay has in all material respects conducted its business in the ordinary course consistent with past practices, and there has not occurred with respect to Middle Bay any change or event that has had or is reasonably likely to have a Middle Bay Material Adverse Effect.

         6.7 LITIGATION. Except for litigation disclosed in filings that have been made by Middle Bay under the Exchange Act, there is no suit, action or proceeding (whether at law or equity, before or by any federal, state or foreign commission, court, tribunal, board, agencies or instrumentality, or before any arbitrator) pending or, to the Knowledge of Middle Bay, threatened against or affecting Middle Bay or any of its Subsidiaries the outcome of which could, individually or in the aggregate, have a Middle Bay Material Adverse Effect nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against Middle Bay or any of its Subsidiaries having or which, in so far as can reasonably be foreseen in the future may have, any such effect.

         6.8 ABSENCE OF UNDISCLOSED LIABILITIES. Except as disclosed in Middle Bay's filings that have been made by Middle Bay under the Exchange Act and liabilities incurred after March 31, 1998 in the ordinary course of business and consistent with past practices, Middle Bay does not have any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of a nature required by GAAP to be reflected in a consolidated balance sheet (or reflected in the notes thereto).

         6.9 BROKERS. No broker, finder or investment banker is entitled to any brokerage, finder's fee or other fee or commission payable by Middle Bay in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Middle Bay.

         6.10  DISCLOSURE. No representation or warranty contained in this
Article VI or any Exhibit hereto or any closing certificate furnished or to be furnished by either Middle Bay or its Subsidiaries to Enex pursuant to this Agreement or in connection with the Merger contains or, at the Effective Time, will contain any untrue statement of a material fact, or omits or, at the Effective Time, will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

                                   ARTICLE VII
                                COVENANTS OF ENEX

         7.1 CONDUCT OF BUSINESS OF ENEX. Except as expressly contemplated by this Agreement, during the period from the date hereof to the Effective Time, Enex will, and will cause each of its Subsidiaries to, conduct its operations according to its ordinary course of business consistent with past practice and will use its reasonable best efforts to (i) preserve intact its business organization and assets, (ii) maintain in effect all federal, state and local licenses, approvals and authorizations that are required for it to carry on its business, (iii) keep available the services of its officers and employees, and
(iv) maintain existing relationships with its lenders, suppliers and others having business relationships with it. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement, prior to the Effective Time, Enex will not, without the prior written consent of Middle Bay:

               (a)  amend its Articles of Incorporation or Bylaws;

               (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell, pledge, encumber, deliver or otherwise dispose of (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, stock appreciation rights), or amend in any respect any of the terms of any such securities or options outstanding as of the date hereof;

               (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or redeem, repurchase or otherwise acquire any of its securities or adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

               (d) (i) except for borrowings under its existing credit facilities, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse the obligations of any other person; (ii) make any loans, advances or capital contributions to, or investments in, any other person; (iii) pledge or otherwise encumber shares of its capital stock; or (iv) mortgage or pledge any of its assets, tangible or intangible, or create or suffer to exist any Lien thereupon;

               (e) enter into, adopt or (except as may be required by law) amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee, or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement in effect as of the date hereof (or that has been in effect within the six-month period ending on the date hereof) or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

               (f) acquire, sell, lease or dispose of any assets outside the ordinary course of business or commit or agree to do any of the above;

               (g) except as required by GAAP, change any of the accounting principles or practices used by it (provided that, prior to making any change required by GAAP, Enex shall inform Middle Bay in writing of the nature of such change);

               (h) make any tax election or settle or compromise any tax liability;

               (i) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or specifically referred to in the Enex Financial Statements (or the notes thereto) or incurred in the ordinary course of business consistent with past practice;

         provided that in no event shall Enex and its Subsidiaries repay any indebtedness except to the extent required by the terms thereof;

               (j) (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) enter into any contract or agreement, other than contracts entered into in the ordinary course of business consistent with past practice with executory obligations not to exceed $150,000 in each case; (iii) authorize any capital expenditures in excess of $20,000; or (iv) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the foregoing; or

               (k) commit or agree in writing or otherwise to take any of the actions described in Section 7.1(a) through 7.1(j) or any action which would make any of the representations or warranties of Enex contained in this Agreement untrue or incorrect as of the date when made or would result in any of the conditions set forth in this Agreement not being satisfied.

         7.2 ACCESS TO INFORMATION. Between the date hereof and the Effective Time, Enex will give Middle Bay and its authorized representatives reasonable access to all employees, offices and other facilities and to all books and records of Enex and its Subsidiaries, will permit Middle Bay to make such inspections as they may reasonably require and will cause Enex's officers to furnish Middle Bay and Middle Bay Acquisition with such financial and operating data and other information with respect to the business and properties of Enex as Middle Bay or Middle Bay Acquisition may from time to time request.

         7.3 ENEX SPECIAL STOCKHOLDERS' MEETING. As soon as practicable following the date hereof, Enex shall assist in the preparation of a notice to Enex Stockholders as required by Delaware Law relating to the Enex Special Stockholders' Meeting to be included in the Form S-4 and shall otherwise assist in the preparation of the Form S-4 to the extent requested by Middle Bay (including assisting with the preparation of such audited financial statements of Enex as are required for inclusion in the Form S-4) and shall cause such meeting to be convened and the Enex Stockholders to vote with respect to this Agreement and the Merger in accordance with the Form S-4.

         7.4 FULFILLMENT OF CLOSING CONDITIONS. At and prior to the Closing, Enex shall use commercially reasonable efforts to fulfill the conditions specified in Article X hereof to the extent that the fulfillment of such conditions is then in its control. In connection with the foregoing, Enex will
(a) refrain from any actions that would cause any of its representations and warranties to be inaccurate in any material respect as of the Closing, (b) execute and deliver the agreements and other documents referenced in Section 10.3, (c) comply in all material respects with all applicable laws in connection with its execution, delivery and performance of this Agreement and the Merger,
(d) use commercially reasonable efforts to obtain in a timely manner the Enex Required Consents and (e) use commercially reasonable efforts to take or cause to be taken all other actions and to do or cause to be done all of the things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger. Enex shall give Middle Bay prompt written notice of any event or development that occurs or fails to occur (and that is known to Enex) that gives Enex reason to believe the conditions set forth in
Section 10.3 will not be satisfied prior to the Termination Date.

         7.5 ACQUISITION PROPOSALS. Enex will not, and will use its best efforts to cause its officers, directors, employees, representatives and agents not to, initiate, encourage or solicit, directly or indirectly, any inquiries or the making of any proposal with respect to or, except to the extent required by their fiduciary duties, engage in negotiations concerning, provide any confidential information or data to or have any discussions with any person relating to any acquisition or purchase of all or any significant portion of the assets of or any equity interest in Enex or any of its Subsidiaries or any merger, consolidation or other business combination of Enex or any of its Subsidiaries with any other Person. Enex represents that as of the date hereof, it has ceased any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Enex agrees to notify Middle Bay immediately if any such negotiations, provision of confidential information or data or discussions are entered into or made or any such inquiries are received in respect thereof and shall provide details with respect thereto.

         7.6 RULE 145 AFFILIATES. Promptly after the date hereof, Enex shall identify in a letter to Middle Bay all Persons who might, at the time of the Enex Special Stockholders' Meeting, be deemed to be "affiliates" of Enex for the purposes of Rule 145 under the Securities Act (the "Securities Act Affiliates") and shall use its best efforts to cause each Person who is identified as a possible Securities Act Affiliate to enter into, prior to the Effective Time, an agreement in form and substance reasonably acceptable to Middle Bay pursuant to which (i) each such Person acknowledges such Person's responsibilities as a Securities Act Affiliate and (ii) agrees to comply with the security transfer restrictions imposed by the Securities Act.

                                  ARTICLE VIII
                            COVENANTS OF MIDDLE BAY

         8.1 FULFILLMENT OF CLOSING CONDITIONS. At and prior to the Closing, Middle Bay shall use commercially reasonable efforts to fulfill the conditions specified in Article X hereof to the extent that the fulfillment of such conditions is then in its control. In connection with the foregoing, Middle Bay will (a) refrain from any actions that would cause any of its representations and warranties to be inaccurate in any material respect as of the Closing, (b) execute and deliver the agreements and other documents referenced in Section 10.2, (c) comply in all material respects with all applicable laws in connection with its execution, delivery and performance of this Agreement and the Merger,
(d) use commercially reasonable efforts to obtain in a timely manner all necessary waivers, consents and approvals required for the consummation of the Merger and (e) use commercially reasonable efforts to take or cause to be taken all other actions and to do or cause to be done all of the things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger. Middle Bay shall give Enex prompt written notice of any event or development that occurs or fails to occur (and that is known to Middle
Bay) that gives Middle Bay reason to believe the conditions set forth in Section
10.2 will not be satisfied prior to the Termination Date.

         8.2 REGISTRATION STATEMENT ON FORM S-4. Middle Bay shall prepare and file with the SEC, as soon as reasonably practicable after the date hereof, a registration statement on Form S-4 under the Securities Act for purposes of registering the Middle Bay Common Stock to be issued in the Merger. Such registration statement on Form S-4 and any amendments or supplements thereto are referred to herein as the "Form S-4." The Form S-4 will also contain a proxy statement and notice soliciting proxies from the Enex Stockholders with respect to the Merger and providing all notices required with respect to the Enex Special Stockholders'

Meeting. Middle Bay shall use commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after its filing. Middle Bay shall also take such action as may be reasonably required to cause the shares covered by Form S-4 to be registered or to obtain an exemption from registration under applicable state "blue sky" or securities laws. Middle Bay covenants that the Form S-4 (i) will comply in all material respects with the applicable provisions of the Securities Act and the rules and regulations promulgated thereunder and (ii) will not at the time such document is filed with the SEC or at any time after it becomes effective under the Securities Act contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading; provided that such covenant shall not apply to any information related to Enex or provided by Enex for inclusion in the Form S-4.

         8.3 STOCK EXCHANGE LISTING. Middle Bay shall prepare and file an application with the NASDAQ Stock Market to list on such exchange the Middle Bay Common Stock issuable pursuant to the Merger effective as of the consummation of the Merger and will use commercially reasonable efforts to cause such application to be approved by such time.

                                   ARTICLE IX
                            COVENANTS OF THE PARTIES

         9.1 PUBLIC ANNOUNCEMENTS. Middle Bay and Enex will consult with each other, and Enex shall secure Middle Bay's consent before issuing any press release or otherwise making any public statements with respect to this Agreement and the Merger.

         9.2 FURTHER ASSURANCES. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession in and to all properties, interests, assets, rights, privileges, immunities, powers and franchises of either of the Constituent Corporations, the officers of the Surviving Corporation are fully authorized in the name of each Constituent Corporation or otherwise to take, and shall take, all such lawful and necessary action.

                                    ARTICLE X
                    CONDITIONS TO CONSUMMATION OF THE MERGER

         10.1 CONDITIONS PRECEDENT TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions:

               (a) No statute, rule, regulation, executive order, decree, ruling or preliminary or permanent injunction shall have been enacted, entered, promulgated or enforced by any federal or state court or other governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Merger.

               (b) The Form S-4 shall have become effective, no stop order suspending the effectiveness of the Form S-4 shall then be in effect and no proceedings for that purpose shall then be threatened by the SEC or shall have been initiated by the SEC and not concluded or withdrawn. All state securities or blue sky permits or approvals required to carry out the Merger shall have been received.

               (c) The Middle Bay Common Stock issuable in connection with the Merger shall have been duly approved for listing on the NASDAQ Stock Market.

               (d) The Enex Stockholders shall have approved this Agreement and the Merger.

         10.2 CONDITIONS PRECEDENT TO OBLIGATION OF ENEX TO EFFECT THE MERGER. The obligation of Enex to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following additional conditions:

               (a) Middle Bay shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing, and the representations and warranties of Middle Bay contained in this Agreement which are qualified with respect to materiality shall be true and correct in all respects, and such representations and warranties that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and at and as of the Closing as if made at and as of such time, except as contemplated by this Agreement, and Enex shall have received a certificate of the Chairman of the Board, the President or the Chief Financial Officer of Middle Bay as to the satisfaction of this condition.

               (b) Middle Bay shall have secured all waivers, consents and approvals necessary for the consummation of the Merger.

         10.3 CONDITIONS TO OBLIGATIONS OF MIDDLE BAY TO EFFECT THE MERGER. The obligations of Middle Bay to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following additional conditions:

               (a) Enex shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing, and the representations and warranties of Enex contained in this Agreement which are qualified with respect to materiality shall be true and correct in all respects, and such representations and warranties that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and at and as of the Closing as if made at and as of such time, except as expressly disclosed by Enex Disclosure Letter or this Agreement, and Middle Bay shall have received a Certificate of the Chairman of the Board, the President or the Chief Financial Officer of Enex as to the satisfaction of this condition.

               (b)  Enex shall have secured all Enex Required Consents.

                                   ARTICLE XI
                         TERMINATION; AMENDMENT; WAIVER

         11.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time by written notice as set forth below:

               (a) by mutual written consent duly authorized by the Board of Directors of each of Middle Bay and Enex;

               (b) by either Middle Bay or Enex if the Merger shall not have been consummated on or before September 30, 1998 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 11.1 shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

               (c) by either Middle Bay or Enex if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an injunction (which injunction the parties shall use their best efforts to lift) that permanently restrains, enjoins or otherwise prohibits the Merger, and such injunction shall have become final and non-appealable;

               (d) by Enex if Middle Bay shall have materially breached or failed to comply with any of its obligations under this Agreement or if any representation or warranty made by Middle Bay shall have been materially incorrect when made, and such breach, failure or misrepresentation is not cured within 20 days after notice thereof, and in either case, if any of such breaches, failures or misrepresentations, individually or in the aggregate, result or would reasonably be expected to result in a Middle Bay Material Adverse Effect; or

               (e) by Middle Bay if Enex shall have materially breached or failed to comply with any of its obligations under this Agreement or if any representation or warranty made by it shall have been materially incorrect when made, and such breach, failure or misrepresentation is not cured within 20 days after notice thereof, and in each case, if any of such breaches, failures or misrepresentations, individually or in the aggregate, result or would reasonably be expected to result in an Enex Material Adverse Effect.

         11.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 11.1, this Agreement shall forthwith become void and have no further effect, without any liability on the part of any party hereto or its affiliates, directors, officers or shareholders. Nothing contained in this Section 11.2 shall relieve any party from liability for any willful breach of this Agreement.

         11.3 EXTENSION; WAIVER. At any time prior to the Closing, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

                                   ARTICLE XII
                                  MISCELLANEOUS

         12.1 AMENDMENT. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

         12.2 NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. Except for any agreements to be performed in any part after the Effective Time, the representations, warranties, covenants and other agreements contained herein and in any certificate delivered pursuant hereto shall not survive beyond the Effective Time or any termination of this Agreement.

         12.3 ENTIRE AGREEMENT; ASSIGNMENT. This Agreement and documents and instruments referred to herein and therein (i) constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise.

         12.4 VALIDITY. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

         12.5 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram or telex, or by registered or certified mail (postage prepaid, return receipt requested), to the other party as follows:

               If to Middle Bay:   Middle Bay Oil Company, Inc.
                                   1221 Lamar Street, Suite 1020
                                   Houston, Texas 77010
                                   Attention: John J. Bassett, President

               If to Enex:         Enex Resources Corporation
                                   800 Rockmead Drive
                                   Three Kingwood Place
                                   Kingwood, Texas 77339
                                   Attention: Stephen W. Herod, Vice President

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

         12.6 GOVERNING LAW. Georgia law shall govern all issues concerning this Agreement and the Merger, including without limitation the validity of this Agreement, the construction of its terms and the interpretation and enforcement of the rights and duties of the parties hereto.

         12.7 DESCRIPTIVE HEADINGS. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

         12.8 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

         12.9 FURTHER ASSURANCES. The parties hereto shall execute and deliver any and all documents and take any and all other actions that may be deemed reasonably necessary by their respective counsel to complete the transactions contemplated hereby.

         12.10 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

         12.11 ASSIGNMENT. This Agreement shall not be assigned by any party hereto without the prior written consent of the other parties hereto.

         IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its representatives thereunto duly authorized, all as of the day and year first above written.

                                        MIDDLE BAY OIL COMPANY, INC.


                                        By: /s/ John J. Bassett
                                           -------------------------------------
                                                John J. Bassett, President



                                        ENEX RESOURCES CORPORATION


                                        By: /s/ Stephen W. Herod
                                           -------------------------------------
                                                Stephen W. Herod, Vice President

                                  APPENDIX II



                             DELAWARE CODE ANNOTATED
                              TITLE 8. CORPORATIONS
                       CHAPTER 1. GENERAL CORPORATION LAW
                     SUBCHAPTER IX. MERGER OR CONSOLIDATION


ss. 262  APPRAISAL RIGHTS.

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to ss. 228 of this title shall be entitled to an APPRAISAL by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
  (b) APPRAISAL RIGHTS shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to ss. 251 (other than a merger effected pursuant to ss. 251(g) of this title), ss. 252, ss. 254, ss. 257, ss. 258, ss. 263 or ss. 264 of
this title:
    (1) Provided, however, that no APPRAISAL RIGHTS under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no APPRAISAL RIGHTS shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of ss. 251 of this title.
    (2) Notwithstanding paragraph (1) of this subsection, APPRAISAL RIGHTS under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to ss. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:
      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;
      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or
      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.
    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under ss. 253 of this title is not owned by the parent corporation immediately prior to the merger, APPRAISAL RIGHTS shall be available for the shares of the subsidiary Delaware corporation.
  (c) Any corporation may provide in its certificate of incorporation that APPRAISAL RIGHTS under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.
  (d) APPRAISAL RIGHTS shall be perfected as follows:
    (1) If a proposed merger or consolidation for which APPRAISAL RIGHTS are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which APPRAISAL RIGHTS are available pursuant to subsection (b) or (c) hereof that APPRAISAL RIGHTS are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the APPRAISAL of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for APPRAISAL of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the APPRAISAL of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
    (2) If the merger or consolidation was approved pursuant to ss. 228 or ss. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to APPRAISAL RIGHTS of the approval of the merger or consolidation and that APPRAISAL RIGHTS are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to APPRAISAL RIGHTS. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to APPRAISAL RIGHTS may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the APPRAISAL of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the APPRAISAL of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to APPRAISAL RIGHTS of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to APPRAISAL RIGHTS and who has demanded APPRAISAL of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to APPRAISAL RIGHTS, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for APPRAISAL and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for APPRAISAL have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for APPRAISAL under subsection (d) hereof, whichever is later.
  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to APPRAISAL RIGHTS. The Court may require the stockholders who have demanded an APPRAISAL for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the APPRAISAL proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.
  (h) After determining the stockholders entitled to an APPRAISAL, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the APPRAISAL proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the APPRAISAL prior to the final determination of the stockholder entitled to an APPRAISAL. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to APPRAISAL RIGHTS under this section.
  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the APPRAISAL proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an APPRAISAL.
  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his APPRAISAL RIGHTS as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an APPRAISAL shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an APPRAISAL and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an APPRAISAL shall cease. Notwithstanding the foregoing, no APPRAISAL proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.
  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 10-2A-21 of the Alabama Business Corporation Act provides as follows:

          (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, including appeals (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any claim, action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

          (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, notwithstanding that he has not been successful on any other claim, issue or matter in any such action, suit or proceeding.

          (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
     (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been wholly successful on the merits or otherwise with respect to, such claim, action, suit or proceeding, or (2) if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the shareholders.

          (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal claim, action, suit or proceeding may be paid by the corporation in advance of the final disposition of such claim, action, suit or proceeding as authorized in the manner provided in subsection (d) of this section upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if and to the extent that it shall be ultimately determined that he is not entitled to be indemnified by the corporation as authorized in this section.

          (f) The indemnification authorized by this section shall not be deemed exclusive of and shall be in addition to any other right (whether created prior or subsequent to the enactment of this section) to which those indemnified may be entitled under any statute, rule of law, provisions of articles of incorporation, bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

          (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

     Article IX of the Articles of Incorporation of registrant provides as follows:

          "(a) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, including appeals (other than an action by or in the right of the Corporation) by reason of the fact that an individual is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such individual in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any claim, action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was lawful.

          (b) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

          (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this Section IX or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, notwithstanding that he has not been successful on any other claim, issue or matter in any such action, suit or proceeding.

          (d) Any indemnification under subsections (a) and (b) of this Section IX (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this Section. Such determination shall be made
     (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been wholly successful on the merits or otherwise with respect to, such claim, action, suit or proceeding, or (2) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the shareholders.

          (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal claim, action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such claim, action, suit or proceeding as authorized in the manner provided in subsection (d) of this Section upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if and to the extent that it shall be ultimately determined that he is not entitled to be indemnified by the Corporation as authorized in this Section.

          (f) The indemnification authorized by this Section shall not be deemed exclusive of and shall be in addition to any other right (whether created prior or subsequent to the adoption of this Section) to which those indemnified may be entitled under any statute, rule of law, bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

          (g) The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Section."

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The Exhibits filed as part of this Registration Statement are as follows:

EXHIBIT NO.                         DESCRIPTION OF EXHIBIT
-----------                         ----------------------
    2.1     --   Agreement and Plan of Merger between Middle Bay Oil Company,
                 Inc. and Enex Resources Corporation dated June 17, 1998
                 (filed as Appendix I of the prospectus)
    3.1     --   Articles of Incorporation(1)
    3.2     --   Articles of Amendment to Articles of Incorporation
                 reflecting reverse split(2)
    3.3     --   Articles of Amendment to Articles of Incorporation
                 designating preferences and rights of Series A Preferred
                 Stock(3)
    3.4     --   Articles of Amendment to Articles of Incorporation
                 designating preferences and rights of Series B Preferred
                 Stock(4)
    3.5     --   Articles of Amendment to Articles of Incorporation
                 increasing authorized capital stock(5)
    3.6     --   Articles of Amendment to Articles of Incorporation
                 increasing authorized capital stock(6)

EXHIBIT NO.                         DESCRIPTION OF EXHIBIT
-----------                         ----------------------
    3.7     --   Bylaws(1)
    5.1     --   Opinion of Thrasher, Whitley, Hampton & Morgan as to
                 legality of the common stock registered hereunder (to be
                 filed by Amendment)
    8.1     --   Opinion of Thrasher, Whitley, Hampton & Morgan as to federal income tax consequences of the merger (to be filed by
                 amendment)
   10.1     --   Executive Employment Agreement for John J. Bassett dated
                 January 30, 1997(13)
   10.2     --   Executive Employment Agreement for Robert W. Hammons dated
                 January 30, 1997(13)
   10.3     --   Executive Employment Agreement for Stephen W. Herod dated
                 July 1, 1997(13)
   10.4     --   1995 Stock Option and Stock Appreciation Rights Plan(7)
   10.5     --   Amended and Restated 1995 Stock Option and Stock
                 Appreciation Rights Plan(5)
   10.6     --   Amendment No. 1 to Amended and Restated 1995 Stock Option
                 and Stock Appreciation Rights Plan(6)
   10.7     --   Credit Agreement between registrant and Enex Resources
                 Corporation, as borrower, and Compass Bank, as agent and a lender, Bank of Oklahoma, N.A., as a lender, and the other lenders signatory thereto, dated March 27, 1998(8)
   10.8     --   Asset Purchase Agreement among registrant, Service Drilling
                 Co., L.L.C. and Diamond S Gas Systems, L.L.C. dated April
                 15, 1998(9)
   10.9     --   Consulting Agreement between Gerald B. Eckley and Registrant dated April 15, 1998.
   11.1     --   Statement regarding computation of per-share earnings(10)
   21.1     --   Subsidiaries of registrant
   23.2     --   Consent of Schultz, Watkins & Company, independent
                 accountants
   23.3     --   Consent of Deloitte & Touche, LLP, independent accountants
   23.4     --   Consent of Thrasher, Whitley, Hampton & Morgan (to be
                 included in Exhibit 5.1)
   24.1     --   Power of Attorney (included on signature page)
   99.1     --   Form of Rights Agreement dated as of September 4, 1990
                 between Enex Resources Corporation's
                 predecessor-in-interest, Enex Resources Corporation, a
                 Colorado corporation, and American Securities Transfer,
                 Incorporated, as rights agent, which includes as exhibits
                 thereto the Form of Rights Certificate and the Summary of
                 Rights to Purchase Common Stock as amended on April 12,
                 1994(11)
   99.2     --   Amendment to Rights Agreement dated March 17, 1998 between
                 Enex Resources Corporation and American Securities Transfer,
                 Incorporated(12)
   99.3     --   Form of Proxy for Enex's shareholders (to be filed by
                 amendment)

---------------

 (1) Incorporated by reference to exhibits to Registrant's Registration Statement on Form S-4 filed October 4, 1993.
 (2) Incorporated by reference to exhibit A to Registrant's definitive Proxy Statement filed February 15, 1995.
 (3) Incorporated by reference to exhibit 99.2 to Registrant's Form 8-K filed September 19, 1996.
 (4) Incorporated by reference to exhibit C to the Agreement and Plan of Merger among Registrant, Shore Acquisition Company, Shore Oil Company and its shareholders filed as exhibit 2.1 to Registrant's Form 8-K filed July 3, 1997.
 (5) Incorporated by reference to exhibits to Registrant's definitive Proxy Statement filed May 5, 1997.
 (6) Incorporated by reference to exhibits to Registrant's definitive Proxy Statement filed May 15, 1998.
 (7) Incorporated by reference to exhibit A to Registrant's definitive Proxy Statement filed May 11, 1995.
 (8) Incorporated by reference to exhibits to Amendment No. 3 and Final Amendment to Registrant's Schedule 14D-1 filed April 13, 1998.

 (9) Incorporated by reference to exhibits to Registrant's Form 8-K filed May 6, 1998.
(10) Incorporated by reference to exhibits to Registrant's Form 10-KSB/A filed May 15, 1998.
(11) Incorporated by reference to exhibits to Registrant's Form 8-K filed September 4, 1990 by Enex Resources Corporation and to exhibits to Form 8-K filed April 12, 1994 by Enex Resources Corporation.
(12) Incorporated by reference to exhibits to Registrant's Form 8-K filed March 20, 1998.
(13) Incorporated by reference to exhibits to Registrant's Form 10-KSB filed March 31, 1998.

     The registrant agrees to provide to the Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries and for any unconsolidated subsidiaries for which financial statements are required to be filed with the Commission.

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of the registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (5) That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 145, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registration has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (7) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (8) The undersigned hereby undertakes to supply, by means of a post-effective amendment, all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on this 17th day of June, 1998.

                                          MIDDLE BAY OIL COMPANY, INC.

                                          By:      /s/ JOHN J. BASSETT
                                            ------------------------------------
                                                     John J. Bassett
                                           Chairman of the Board of Directors,
                                          President and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John J. Bassett and Stephen W. Herod, jointly and severally, his attorneys-in-fact, each with power of substitution for him in any and all capacities, to sign any amendments to this Registration Statement and to file the same, with the exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

                       NAME                                         TITLE                     DATE
                       ----                                         -----                     ----
                /s/ JOHN J. BASSETT                  Director, President, Chief
---------------------------------------------------    Executive and Operating Officer
                  John J. Bassett                                                         June 17, 1998

                /s/ C. J. LETT, III                  Executive Vice President and
---------------------------------------------------    Director
                  C. J. Lett, III                                                         June 17, 1998

               /s/ STEPHEN W. HEROD                  Vice President and Director
---------------------------------------------------
                 Stephen W. Herod                                                         June 17, 1998

             /s/ EDWARD P. TURNER, JR.               Director
---------------------------------------------------
               Edward P. Turner, Jr.                                                      June 17, 1998

             /s/ FRANK E. BOLLING, JR.               Director
---------------------------------------------------
               Frank E. Bolling, Jr.                                                      June 17, 1998

              /s/ GARY R. CHRISTOPHER                Director
---------------------------------------------------
                Gary R. Christopher                                                       June 17, 1998

              /s/ ALVIN V. SHOEMAKER                 Director
---------------------------------------------------
                Alvin V. Shoemaker                                                        June 17, 1998